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02055334

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Boral Ltd

*CURRENT ADDRESS

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FILE NO. 82- 5054 FISCAL YEAR 6-30-02

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OICF/BY: dlw

DATE : 10/9/02

The Chairman's and the Chief Executive's Review

BORAL'S 2002 PERFORMANCE

Boral delivered a substantially improved performance for the year ended June 2002 with an underlying profit of $192 million, which was 51% ahead of last year. Revenues of $3.5 billion were 6% ahead of last year.

Compared with last year, the net profit after tax and minorities of $192 million increased by 25%; the 2001 result included a $26 million net profit from disposal of businesses.

All of Boral's operating divisions recorded increased earnings and revenues.

Operational cash flows of $392 million were 64% above the $239 million reported last year and more than covered capital and acquisition expenditure of $302 million during the period. Surplus cash flow was used to reduce debt from $983 million to $881 million enabling gearing (D/E) to reduce to 45% from 53% at June 2001, which is comfortably within our targeted gearing range of 40 to 60%.

A final dividend of 10.0 cents per share has been declared, 11% higher than the interim dividend and final dividend last year. The dividend will be 75% franked, an increase from the 35% franking level for the interim dividend. Dividends for the full year totalled $109 million, resulting in a payout ratio of 57% of after tax profit.

Boral's Strategic Intent is to be a value-driven, focused building and construction materials supplier, operating in Australia and increasingly offshore. Since the demerger, we have built a strong foundation for growth and performance around our core building and construction materials operations.

We have improved our underlying performance through operational and overhead cost reductions, stronger margin management, business turnarounds, and portfolio reshaping. We have undertaken "bolt-on" acquisitions and organic growth around our leading reserve and market positions in Australia, Asia and the USA. We have established a solid position from which to benefit from the cyclical upturn which commenced in FY2002.

The Australian housing market, which drives approximately one-third of Boral's total revenues, improved significantly during the year, particularly in the six months to June 2002.

In non-residential and engineering & construction market segments, which drive another one-third of Boral's overall revenues, activity levels remained low during the year but we expect improvements in these markets in the 2002/03 year.

Five years ago approximately 20% of Boral's revenues were from offshore operations. This year around 30-35% of total revenues (if Boral's notional share of joint venture revenues is included) and almost 40% of Boral's profits were derived from the USA and Asia.

In the USA, where Boral is the largest brick and roof tile manufacturer, housing activity remained resilient despite the uncertainty following the events of September 11 and a weak US economy.

Through our joint venture business, we are the leading plasterboard manufacturer in Asia (excluding Japan) with a strong presence in South Korea, Thailand, Indonesia, Malaysia and China. Strong market growth in Asia continued during the period, particularly in Korea and Indonesia. In addition to strengthening underlying economies, Boral's plasterboard sales volumes benefited from growth associated with the acquisition of Siam Gypsum in Thailand and underlying demand growth arising from the substitution by plasterboard of alternative building materials.

BUILDING ON OUR STRONG RESOURCE AND MARKET POSITIONS

Boral has a strong natural resource base and leading market positions in most of the markets in which we operate. These are significant competitive advantages.

In Australia, we believe we have the largest and most competitive raw material reserves in the building and construction industry. Our long-term and secure hard rock reserves are located close to key markets, close to our manufacturing facilities and close to strategic distribution lines. For example, Boral has the largest hard rock reserves in the Sydney market and we have the lowest freight costs due to direct rail access from key reserves south of Sydney. In September 2001 we acquired Compton Park Quarry, a 970 hectare site with over 100 million tonnes of hard rock reserves, located in the NSW Southern Highlands. This acquisition lengthens and strengthens Boral's already highly competitive aggregate position in and around Sydney.

"We recognise and value our competitive advantages and we are determined to build on them to deliver superior results through the building cycle. We are focused on improving our performance and growing around our strong resource positions, our core manufacturing skills base and our leading market positions in Australia, Asia and the USA."

ROD PEARSE, MANAGING DIRECTOR AND CEO

Boral's limestone reserves are large and well placed, close to our key cement manufacturing sites. We have the lowest landed cost into the Victorian and NSW cement markets. This helps us to maintain our number one position in cement and also in our downstream concrete operations. During the year we completed a major capacity upgrade of our lime kiln at Marulan in NSW and we are planning further capacity upgrades where necessary to satisfy the Australian market.

Over the past two years we have made three strategic bolt-on acquisitions and invested expansion capital to further strengthen our Australian concrete position. We acquired Concrite in NSW in September 2001, the Alsafe concrete business in Victoria in December 2000, and in July 2002, we announced the acquisition of a 50% stake in Go-Crete in Western Australia. In addition, we built a new concrete plant at Deer Park on the site of Boral's Deer Park quarry in Melbourne and upgraded our North Melbourne concrete plant to ensure we had adequate capacity to service strong demand from the Melbourne inner city market.

We have strong gypsum reserves in Australia, which we manage through Gypsum Resources Australia, a 50/50 joint venture with CSR. This joint venture assures competitive and long-term gypsum supplies to plasterboard operations in Australia.

Our successful Australian plasterboard business has strong product development, marketing and distribution, and margin management capabilities.

We own and have access to valuable long-term clay reserves throughout Australia, which secure our leading brick, paver and roof tile manufacturing positions.

Because of our strong resource base it has been a natural step for us to develop our quarry and clay end use business. We are taking a cradle-to-grave approach in managing our quarry and land assets and in so doing, we have created an ongoing revenue stream which will extend well beyond the next 10 years. Quarry End Use (QEU) delivered a $28 million profit in the past year predominantly from the continuing Greystanes development in Sydney's west.

In August 2002, we announced an agreement with Delfin Lend Lease to develop 104 hectares of residential lands at Greystanes. This strategic alliance will draw on the marketing and development expertise of Delfin to deliver the revenue stream from this project over the next five years.

The Penrith Lakes site (Boral has a 40% shareholding) will become a residential development which should generate revenues from 2004/05 for approximately 10 years. Similarly, development of our 102 hectare former brick site at Moorebank is expected to commence in late 2003 and to continue over a six-year period. We are reviewing other sites for future QEU development opportunities.

In Timber, we have a strong position in hardwoods and softwoods in NSW and in plywood in NSW and Qld.

Through our softwood joint venture with Carter Holt Harvey, a $25 million upgrade of the mill at Oberon was finalised at the end of 2001. Oberon is now a technologically advanced, extremely cost competitive operation. We have a strong softwood plantation resource base used to produce timber products predominantly for the Australian housing market.

We own Australia's oldest and largest plywood operation at Ipswich in Queensland. We have long-term access to plantation timber reserves to produce plywood products for use in a range of end markets throughout Australia, including hardware, marine and housing products.



KEN MOSS CHAIRMAN (RIGHT)
ROD PEARSE MANAGING DIRECTOR AND CEO (LEFT)

The Chairman's and the Chief Executive's Review

In hardwoods, we have a 20-year Wood Supply Agreement with NSW State Forests for supply of native regrowth and plantation timber. Boral uses a significant proportion of the state's northeastern hardwood resource to produce value-added flooring and structural timber products for local and export markets.

As a result of significant reductions in resource supply, we were forced to close several of our hardwood mills in the mid-to-late-nineties. In November 2001, a compensation funding package of $22.5 million (to be reinvested by December 2005) was granted to Boral from the Federal and NSW Governments as part of Boral's Exit Assistance claim. In this context, a $6 million upgrade was completed at our Koolkhan mill during the period. Whilst further opportunities to invest in growth exist, we are waiting for confirmation of resource security from the NSW Government before we will commit further funding to this part of the business.

With close to 1,000 heavy vehicles in our transport fleet, including approximately 500 company-owned vehicles, we have the largest transport and logistics capability in Australia for the building and construction industry.

In the USA, we have secure and valuable clay reserves from which we supply our brick plants across the south and southeastern markets and our clay tile plant in California. We are the largest clay brick and tile producer in the USA and have taken a leading position in the introduction of clay pavers in the US market. Boral's new clay paver plant in Augusta commenced production during the year and a major upgrade of our clay tile facility was completed which will result in increased production capacity and improved plant efficiency.

Through a joint venture with Lafarge, we are the leading producer of concrete rooftiles in the USA. We are consolidating this position through "bolt-on" and organic growth activity. During the year, we acquired a concrete tile business in Kansas City, we completed construction of a new plant in Mexico and commenced construction of a plant in Colorado, which is due for completion by November 2002.

In Asia, we have worked hard with Lafarge, our joint venture partner, to build a strategic and competitive position around gypsum reserves and an efficient Asean manufacturing and distribution network.

Where natural gypsum is not available we have established secure, long-term and cost-effective access to synthetic gypsum supplies. With Lafarge, we are clearly number one in plasterboard throughout Asia (excluding Japan), demonstrating an ability to combine Boral's Australian and Lafarge's French know how in plasterboard manufacturing, product development and distribution. Together we have grown the business through the acquisition of 71% of Siam Gypsum in Thailand (finalised in August 2001); the relocation of our 30 million m^2 plant from Shanghai to Seoul; and the recent construction of a small plant at Chongqing in China.

We have a long-term presence in Indonesian concrete and quarrying and have managed through difficult market conditions since the Asian downturn in 1998. Our operations are now benefiting from underlying market recovery. Whilst this business is relatively small it provides us with an important beachhead in Asia and a construction materials platform for future growth.

We have strong skills in product development, manufacturing processes and value-adding sales and marketing tools. We ensure that we benefit from developments and innovations by sharing ideas across our diverse geography. For example:

- In plasterboard in Australia we have used our strong product development capability to develop and introduce CinemaZone and Eureka Wall for low noise transmission residential applications. Eureka Wall has been specifically designed and selected for use in Melbourne's Eureka Tower, the city's highest residential tower which is being built by Grollo Corporation.
- Our PastelCote™ system, a purpose-designed cement render and brick combination, was originally developed in Australia and further enhanced and introduced in our US markets during the year. This innovative product was developed across divisions and across geographies to benefit a broad range of Boral's businesses and customers.
- We are amongst the world leaders in the use of alternative fuels for cement production, including waste tyres, waste oil and carbon anodes, which has both significant cost and environmental benefits. During the year we introduced the use of tallow residue to partly replace the use of natural gas at our Waurn Ponds plant.

"We are very pleased with the strong improvement in the Company's performance. The increased focus of Boral around building and construction materials has provided enhanced shareholder value. To support our improved financial results and ongoing financial objectives, we are also focused on delivering a strong environmental, safety and corporate governance performance."

KEN MOSS, CHAIRMAN

- In both concrete and asphalt, Boral is a leader in developing unique blends and mixes of recycled materials to enhance the sustainability of construction projects.

PERFORMANCE AGAINST OUR FINANCIAL OBJECTIVES

We have been working hard to deliver against our financial objectives and we are progressing well. Our financial objectives are to exceed our cost of capital on average through the building cycle; to deliver better financial returns than the competition in like markets; and to deliver superior shareholder returns.

Since demerger we have exceeded our cost of capital. We achieved this in FY2000, fell below this hurdle in FY2001 when the Australian cycle was depressed and we delivered cost of capital returns again in FY2002. Looking forward, we believe that we can exceed the weighted average cost of capital on a sustainable basis.

We are continuing to build on our number 1 or number 2 market and resource positions. We have been outperforming competitors in three key markets – in Construction Materials in Australia, in the US Brick market and in Plasterboard in Asia.

Whilst our business mix is different to that of our competitors, returns from our Australian Building Products businesses clearly need to improve. We have comprehensive improvement programs in place to achieve this. Our Midland Brick, Plasterboard and Masonry businesses are achieving strong returns. We have made substantive progress in turning around our Windows and Timber businesses and we have significant change programs underway to strengthen Bricks and Roofing.

Delivering our objectives of strengthened underlying business performance and performance relative to competitors is leading to the delivery of superior returns for shareholders.

In addition to returning an improved dividend and attractive dividend yield, during the year ended June 2002, capital returns for shareholders have also improved. Boral has delivered superior shareholder returns since the demerger. From the demerger to 30 June 2002, the combined capital share price appreciation, dividend yield and franking benefits for Boral's shareholders resulted in an annualised return of 32%. This ranks Boral in the top quartile of ASX100 companies.

During the 12 months to 30 June 2002, Boral's share price increased by 30%, compared with a 6.5% decrease in the ASX100 over the same period.

We have been pleased with progress since the demerger and over the past year. We have achieved substantial performance improvement and our growth activities have been both value adding and strategic. We would like to congratulate and thank our employees for their persistence, focus and improved performance.

SAFETY AND SUSTAINABLE DEVELOPMENT FOCUS

Compared with the demerger year of 1999/00, we have improved in lost time injury frequency rate (per million hours worked) from 9 to 5 and our percentage hours lost has improved from 0.24 to 0.17.



BORAL'S SHARE PRICE PERFORMANCE
5.00
4.00
3.00
2.00
1.00
BORAL
ASX100
MARCH 00
MAY 00
JULY 00
SEPTEMBER 00
NOVEMBER 00
JANUARY 01
MARCH 01
MAY 01
JULY 01
SEPTEMBER 01
NOVEMBER 01
JANUARY 02
MARCH 02
MAY 02
JULY 02

Where is our improvement coming from?
Compared with last year, we have added an additional $81 million to our underlying EBIT result. This improvement is the combined result of volume increases, price improvements, cost reduction (or PEP) programs, business turnarounds and focused growth activities.



VOLUME
Volume improvements were driven by a stronger Australian housing market, with value of housing work done increasing by approximately 21%. Australian non-residential construction was 4% up year on year, however, engineering and construction was 5% down. US housing starts were 4% up on the prior year.
PRICE
Compared with the prior year, average prices strengthened in softwoods, hardwoods, masonry, bricks (WA), quarries, cement and in bricks and tiles in the USA. However, average prices declined in Australian plasterboard, bricks (east coast) and roof tiles. Based on published ABS pricing data for pre-mix concrete, average prices on a year-on-year basis declined by 0.1%, yet increased 10.4% from the Mar-02 quarter to the Jun-02 quarter.
GROW
During FY2002 $183 million was spent on growth and acquisitions. These initiatives have been value-adding and in line with Boral's strategic intent.
Boral's Asian Plasterboard JV with Lafarge, delivered a strong result of $18 million, $15 million above last year's result.
In its second year of operation, the Quarry End Use (QEU) business unit delivered a strong result of $28 million predominantly from the Greystanes Development.
Concrite, Alsafe and SGI acquisitions delivered strong first year earnings.
PERFORM
As a result of Performance Enhancement Programs (PEP), Boral achieved $112 million of operational improvement and overhead cost savings during the year.
Following the divestment of the profitable upstream windows operations in 2001, this year's result reflects a $10 million turnaround of the windows fabrication business. Similarly, the profitability of Boral's remaining timber business units – hardwoods, softwoods, plywood and residues – increased significantly during the period.
Cost savings and turnarounds more than offset business cost escalations.
$262M
$343M
FY2001 EBIT
DIVESTMENTS*
PRICE
VOLUME
COST INCREASES
PEP
GROWTH
OTHER
FY2002 EBIT

* Loss of profits from divested businesses and profit on sale of assets.

However, we have plateaued in our safety improvement over the past year. We are determined to make significant gains on our current safety performance across all of our businesses in this new financial year.

During the year we successfully rolled out Boral's Sustainability Self Diagnostic Tool (BSSDT) to determine the status of each of our businesses and to establish sustainability improvement targets and plans. We now have a base level to monitor, measure and target our performance around key environmental and social improvement programs. Our businesses have embraced this approach.

CORPORATE GOVERNANCE AND INTERNAL CONTROLS

We have a well established set of corporate values and corporate governance processes that are embedded in our culture. These values and processes influence our day to day business activities and also behaviour throughout the organisation.

External audit is carried out by KPMG. Our internal audit function is outsourced to PricewaterhouseCoopers, which provides an increased level of comfort to the Board around business controls. In addition, in relation to the financial accounts, we have a rigorous process of verification, approval and sign-off by senior management for each division, the Chief Financial Officer and the Chief Executive Officer.

We seek to be market competitive but not excessive in executive compensation. We benchmark both variable and fixed remuneration levels against market to ensure that we maintain competitive levels of compensation and provide equitable rewards and incentives for good performance. Our hurdle rates for executive options remain amongst the toughest in the marketplace such that benefits will only accrue to executives if Boral achieves strong shareholder returns.

OUTLOOK

Housing approvals in Australia for the March quarter fell by 2.5% on the prior quarter and in the June 2002 quarter remained stronger than expected (dropping only by 0.5% on the March quarter). The six months to December 2002 should therefore reflect a high level of activity flowing through from approvals. The June 2003 half is harder to forecast but we expect demand to reduce from current levels.

As expected, Australian non-dwellings and roads, highways & sub-divisions project activity should build during FY2003, driven by emerging large project work. This volume increase will largely benefit Boral's construction materials markets in Australia.

Overall revenues for Boral's Australian building products businesses are expected to be relatively flat during FY2003, with gradual increases in non-residential work and improved underlying performance offsetting weaker housing volumes in the second half. Australian Plasterboard prices are likely to be negatively affected by competitor and import pressures but this should be offset by operational improvements in Masonry, Bricks, Roofing and Timber.

FY2003 earnings for construction materials businesses in Australia are expected to increase due to strengthened pricing and increased non-residential and infrastructure volumes in Australia; EBIT margins are expected to strengthen accordingly.

Quarry, concrete and cement price increases from early in the June 2002 quarter will have a full year impact in FY2003 for Boral's construction materials operations in Australia. Boral has also advised its customers of further price increases for cement, aggregates and pre-mix concrete to take effect in the December 2002 quarter.

Dependent upon timing of approvals, the Quarry End Use business unit should achieve similar profit in FY2003 to those reported for the past two years.

Asian profits are expected to remain strong. Further strengthening is possible due to increasing plasterboard penetration, underlying economic growth in Asia and plasterboard capacity increases in Korea. However, increased manufacturing overheads and possible price weakness associated with increased industry capacity in Korea could be negatives.

The outlook for the USA housing market is unclear in FY2003. Whilst we expect some softening in demand because of a weak economy and lower consumer confidence, we also expect residential demand to continue to show resilience in the current low interest rate environment.

Boral's US earnings are expected to be favourably affected by underlying operational improvements in bricks, tiles and fly ash operations.

There will be a continued focus on operational improvements in all divisions and stay-in-business capital expenditure is expected to be around the level of depreciation for FY2003 (following three years of restraint at 70% or less of depreciation). There will be continued restraint on working capital levels.

Boral will have increased balance sheet flexibility for growth in FY2003 due to strong operational performance, conservative gearing and a stronger share price.

Boral's underlying profit performance in FY2003 is expected to exceed the FY2002 profit after tax of $192.4 million.

KEN MOSS
CHAIRMAN

ROD PEARSE
MANAGING DIRECTOR AND CEO

Boral in Summary

Construction Materials, Australia

YEAR ENDED 30 JUNE	2002	2001	% CHANGE
Sales revenue, $ millions	1,640	1,523	7.7
EBITDA, $ millions	237	208	13.6
EBIT, $ millions	143	114	25.2
Divisional cash flow, $ millions	149	151	(1.4)
Capital expenditure*, $ millions	162	71	
Funds employed, $ millions	1,400	1,348	
EBITDA return on sales, %	14.4	13.7	
EBIT return on sales, %	8.7	7.5	
EBIT return on funds employed, %	10.2	8.5	
Employees	4,762	4,607	
Sales revenue per employee, $ millions	0.344	0.331	

* Including acquisitions.

SHARE OF REVENUE



CEMENT**
QUARRIES
CONCRETE
ASPHALT
QEU
TRANSPORT
CONTRACTING



REVENUE $M
1,551
1,698
1,729
1,748
1,523
1,640
97 98 99 00 01 02
EBIT $M
121
191
216
166
114
143
97 98 99 00 01 02
EBIT/REVENUE %
7.8
11.2
12.5
9.5
7.5
8.7
97 98 99 00 01 02

** Includes Blue Circle Southern Cement, De Martin & Gasparini and Formwork and Scaffolding

The Market

The non-dwelling construction market segment, which drives approximately 15-20% of Boral's revenues, was 4% up year on year. Conversely, construction activity in the roads, highways, subdivision and bridges segment, which determines a further 15-20% of Boral's revenue, was approximately 5% below last year; there are, however, positive indications of emerging major project work.

Both engineering and construction and non-dwelling markets remain at low levels compared with the FY1999 cycle peak. These markets largely impact on Boral's Construction Materials businesses in Australia and to a lesser extent, Building Products businesses in Australia.

Australian housing activity, which also drives construction materials volumes, was approximately 21% up year on year.

Performance

Whilst volumes driven by the infrastructure and non-dwelling market segments remained depressed during the period, Boral's Construction Materials businesses in Australia benefited from the upturn in the housing sector in the second half. Construction Materials reported an EBIT of $143 million for the full year, 25% up on the prior corresponding period, on revenues of $1,640 million (up 8% on the prior year).

Construction Materials' EBIT included a $28 million profit from QEU operations, together with 10 months of better than expected earnings from the newly acquired Concrite operation, growth in Blue Circle Southern Cement's lime markets and improved pricing in cement and quarries. EBIT to sales margin increased to 8.7% compared with 7.5% in the prior year.

Outlook

FY2003 earnings for Construction Materials Australian businesses are expected to increase due to strengthened pricing and increased non-residential and infrastructure volumes in Australia; EBIT margins are expected to strengthen accordingly. Quarry, concrete and cement price increases initiated early in the June 2002 quarter will have a full year impact in FY2003 for Boral's construction materials operations in Australia. Boral has advised its customers of further price increases for cement, aggregates and pre-mix concrete to take effect in the December 2002 quarter. For the 2003 financial year subject to Local Government approvals being secured, the Quarry End Use business unit should achieve similar results to the levels reported for the past two years.



CEMENT
ASPHALT
CONCRETE
SCAFFOLDING
CONTRACTING
TRANSPORT

Building Products, Australia

YEAR ENDED 30 JUNE	2002	2001	% CHANGE
Sales revenue, $ millions	999	955	4.6
EBITDA, $ millions	128	110	16.3
EBIT, $ millions	85	65	30.2
Divisional cash flow, $ millions	93	55	67.1
Capital expenditure*, $ millions	33	52	
Funds employed, $ millions	811	841	
EBITDA return on sales, %	12.8	11.5	
EBIT return on sales, %	8.5	6.9	
EBIT return on funds employed, %	10.5	7.8	
Employees	3,691	3,692	
Sales revenue per employee, $ millions	0.271	0.259	

* Including acquisitions.


SHARE OF REVENUE


BRICKS
ROOF TILES
MASONRY
WINDOWS
TIMBER
PLASTERBOARD


REVENUE $M
1,128
1,245
1,169
1,355
955
999
97 98 99 00 01 02
EBIT $M
63
73
94
132
65
85
97 98 99 00 01 02
EBIT / REVENUE %
5.6
5.9
8.0
9.7
6.9
8.5
97 98 99 00 01 02

The Market

The rapidity and extent of the recovery in the Australian housing market, which drives approximately one-third of Boral's revenues, predominantly in the building products businesses, was better than expected and was supported by a low interest rate environment and the Government's First Home Owners Grant.

Housing approvals increased by a significant 42% compared with the prior year. This improvement, however, has taken up to six months to flow through into housing activity, with the estimated value of work done in housing (as estimated by BIS Shrapnel) increasing by approximately 21% over the same period.

Difficulties in obtaining home warranty insurance delayed housing starts, particularly in NSW, which is Boral's largest Australian market.

Performance

Building Products in Australia delivered a full year EBIT of $85 million, which was 30% above last year, on revenues of $999 million, which were 5% above last year. Second half EBIT for Building Products, Australia of $49.0 million was 153% ahead of the June 2001 half-year result.

Building Products' result was adversely impacted by the loss of profits following the divestment of the Windows lineal and extrusion operations, Tasmanian Woodchips, and Tumbarumba Softwood mill in the prior year. However, this was more than offset by a strong turnaround in Australian housing activity benefiting Timber, Plasterboard and Clay and Concrete Products. The Windows fabrication business delivered a significant performance turnaround during the year. EBIT to sales margin for Building Products in Australia increased to 8.5% from 6.9% in the prior year.

Outlook

Overall revenues for Boral's Australian Building Products businesses are expected to be relatively flat during FY2003, with gradual increases in non-residential work and improved underlying performance offsetting weaker housing volumes in the second half. Australian Plasterboard prices are likely to be negatively affected by competitor and import pressures but this should be offset by operational improvements in Masonry, Bricks, Roofing and Timber.


BRICKS
ROOF TILES
TIMBER
PLASTERBOARD

USA

YEAR ENDED 30 JUNE	2002	2001	% CHANGE
Sales revenue, US$ millions	416	402	3.5
EBITDA, US$ millions	81	76	6.6
EBIT, US$ millions	57	53	9.0
Sales revenue, A$ millions	793	756	4.8
EBITDA, A$ millions	155	144	8.1
EBIT, A$ millions	110	99	10.5
Divisional cash flow, A$ millions	85	69	25.3
Capital expenditure*, A$ millions	60	59	
Funds employed, A$ millions	716	761	
EBITDA return on sales, %	19.6	19.0	
EBIT return on sales, %	13.8	13.1	
EBIT return on funds employed, %	15.3	13.0	
Employees	2,232	2,305	
Sales revenue per employee, A$ millions	0.355	0.328	

* Including acquisitions.


SHARE OF REVENUE
BRICKS
CONSTRUCTION
CLAY ROOF TILES
REVENUE $M
344
522
647
662
756
793
97
98
99
00
01
02
EBIT $M
40
54
90
98
99
110
97
98
99
00
01
02
EBIT/REVENUE %
11.6
10.3
13.9
14.8
13.1
13.8
97
98
99
00
01
02

Note: Boral equity accounts for its investment in the MonierLifetile joint venture. If Boral's share of revenues were included, revenues would increase by 25%.

The Market

In the USA, housing activity remained resilient despite uncertainties emerging after September 11 and a weak US economy. The decline in activity post-September 11 was offset by a milder winter compared with the severe winter in the prior year. This resulted in US housing starts being 4% up compared with the prior year.

Performance

Boral's US operations delivered its sixth consecutive year of profit growth contributing a full year EBIT of US$57 million, which was 9% ahead of last year. In Australian dollar terms, USA EBIT was 10.5% up at $110 million including a $2 million favourable exchange rate impact.

Bricks delivered a strong result despite economic uncertainty, with steady volumes and improved prices coming through in resilient market conditions. There was a strong focus on capital projects and restructuring in US Tile, MonierLifetile and fly ash operations during the year. Despite improved pricing in roof tiles and operational improvements in fly ash and MonierLifetile, one-off restructuring costs offset some of the positive gains. USA EBIT to sales margin improved to 13.8% compared with 13.1% in the prior year.

Outlook

The outlook for the USA housing market is unclear in FY2003. Whilst we expect some softening in demand because of a weak economy and lower consumer confidence, we also expect residential demand to continue to show resilience in the current low interest rate environment. Boral's US earnings are expected to be favourably affected by underlying operational improvements in bricks, tiles and fly ash operations.

BRICKS
CLAY ROOF TILES
MONIERLIFETILE CONCRETE ROOF TILES
BMTI (FLY ASH)

Asia

YEAR ENDED 30 JUNE	2002	2001	% CHANGE
Sales revenue*, $ millions	53	38	39
EBIT, $ millions	20	4	405
Funds employed, $ millions	192	145	
EBIT return on funds employed, %	10.2	2.7	



REVENUE $M**
174
74
116
103
98
210
97 98 99 00 01 02
EBIT $M***
2
-4
-30
-14
4
20
97 98 99 00 01 02
EBIT/REVENUE %**
1.1
-5.4
-25.9
-13.6
4.0
9.4
97 98 99 00 01 02

* Asia sales revenue excludes reported revenues associated with the Asian Plasterboard joint venture, which is equity accounted.

** 2001 and 2002 include Boral's share of the Asian Plasterboard joint venture.

*** EBIT for the Asian reporting segment includes profit from the joint venture which is equity accounted and represents profit after tax.

The Market

Strong market growth in Asia continued during the period. New construction ahead of the FIFA World Cup in June 2002 boosted the strong underlying growth being experienced in South Korea but some sign of softening is being seen following the event. Conditions in Thailand were favourable with stronger housing likely to underpin activity. Indonesia also lifted albeit coming off very low levels following the 1997 "Asian crash". Market volumes in China grew in the period but the market remains a difficult one.

Performance

Results for Asia reflect the full year benefits of the Asian restructuring program, which has moved it from a loss making position two years ago to a strong full year EBIT of $20 million.

Steady volume improvements in South Korea, Indonesia and Malaysia together with the full year benefits of the Siam acquisition in Thailand have contributed to this year's result. Consolidation and rationalisation of activities in Shanghai involving the relocation of a 30 million m² plant from Shanghai to Seoul and construction of a small plant at Chongqing in China also contributed to the improved performance.

A strong foundation has been built by the joint venture for ongoing performance and growth in plasterboard in Asia.

Boral's Indonesian concrete business, which has approximately 30-35% of the pre-mix market is benefiting from underlying market recovery.

Outlook

Asian profits are expected to remain strong.

Further strengthening is possible due to increasing plasterboard penetration, underlying economic growth in Asia and plasterboard capacity increases in Korea. However, increased manufacturing overheads and possible price weakness associated with increased industry capacity in Korea could be negatives.

We expect Boral's Concrete and Quarry revenues and result to improve with growth in the Indonesian economy.

CONCRETE
PLASTERBOARD
QUARRIES

Review of Operations

This review is presented to reflect the way in which Boral's operations are managed under six operating divisions – Australian Construction Materials, Cement, Clay and Concrete Products, Plasterboard, Timber, and the USA.

Australian Construction Materials

Australian Construction Materials employs around 3,500 people in quarry, concrete, asphalt, transport and contracting operations throughout Australia. These businesses operate with a regional focus to service their local markets.

Safety efforts are being reinforced across the division after our lost time injury rate rose by 2 this year to 8. Despite this increase in injury frequency rate, the severity of injuries as measured by a percentage of hours lost has improved and our workers' compensation claim costs have fallen over the year.

Quarries
Boral is Australia's leading quarry operator with over 100 quarries, sand pit and gravel operations. These operations produce concrete aggregates, crushed rock, asphalt and sealing aggregates, road base materials, sands and gravels.

During the year we added long-term reserves in the key Sydney and Melbourne metropolitan markets through the acquisition of the Compton Park Quarry in NSW and obtaining additional consents for the Deer Park Quarry in Victoria.

We have been focused on the optimisation of logistics to add further value to our close-to-market resource positions.

In Sydney we are using rail to provide a cost competitive and efficient link between our South Coast quarry and the Sydney concrete and asphalt businesses. We built on this success by commencing the delivery of aggregates into a second rail terminal at Enfield in Sydney during the year. The Dunmore quarry on the South Coast is being upgraded to increase capacity. Once complete we will be able to take advantage of the cost competitiveness that can be achieved through rail logistics optimisation.

Quarry End Use
Our Quarry End Use (QEU) business unit is enabling us to realise value and appropriate end uses for our quarry properties and other Boral land assets as they near the end of their extractable resource lives. The major examples of this are the commercial and residential property development at our 334 hectare Greystanes Estate in western Sydney, and the landfill operation in Deer Park in western Melbourne. The Greystanes Estate will provide income for the next five to six years. There are other projects in the planning approval stages which will add to our income stream beyond the next 10 years.

Concrete
Boral operates over 200 premix concrete plants producing a wide range of mixes in metropolitan and country areas throughout Australia.

During the year we acquired the Concrite business and have continued to operate it under the Concrite brand through its Sydney and NSW country plant network. This strategic acquisition successfully met our pre-acquisition targets and complements the Boral brand in the Sydney metropolitan market.

Asphalt
Boral is a national supplier of asphalt with over 35 plants producing asphalt and other materials for surfacing and maintenance of road networks.

A new asphalt plant was constructed and commissioned in Enfield, NSW this year. This low cost plant is well positioned close to the geographical centre of Sydney.

Transport
Our company-owned fleet totals around 500 vehicles providing bulk transport and logistics solutions to the construction materials businesses, other Boral divisions, the coal industry and other external specialised bulk materials and freight markets.

Contracting
Boral's main contracting businesses are a national contract crushing business run from a base in South Australia and a contract mining business in Western Australia.

PERFORM AND GROW

Although non-dwelling and engineering segments remained at low levels during the year overall sales revenues were up. The increased volumes were driven by the strong housing segment, and the acquisition of the Concrite business.

Margins deteriorated in the first nine months of the year, particularly in the concrete business due to a fall in prices.

The price rises which took effect in the last quarter of the year have seen a turnaround in this trend. New IT systems have been implemented to provide better information on prices and discounts and these will assist us in managing margins.

We continue to focus on cost savings and operational improvements. This year we delivered $31 million in operating cost improvements across the division. New step change cost initiatives in the Country Quarry businesses in NSW and Victoria have commenced.

In Western Australia, difficult market conditions continue to make it a challenge to deliver satisfactory returns and we are focusing significant effort on improving these businesses.

Our contract mining operation performance was affected by poor ground conditions and the closure of the North Mine at the Cooljarloo mineral sand mine. The contract crushing business, which performed poorly in the previous year, significantly improved its underlying performance.

Boral's NSW Hunter Valley transport business and associated logistics operations have been refocused following significant ownership changes in the NSW coal industry. The business is being equipped to match the industry's changing logistics needs.

We have been participating in quarry industry rationalisation through toll crushing agreements, including sharing plant capacity at Emu Plains in Western Sydney with Hanson Australia. This has seen benefits including reduced unit operating costs and capital expenditure.

In Adelaide, a sand and aggregate purchasing arrangement has commenced with Hanson Australia. Following the closure of the Linwood Asphalt Plant, Boral Asphalt has commenced tolling from the Pioneer Road Services plant. These agreements deliver operational cost savings and assist in rationalisation of industry capacity. We are continuing to pursue other such opportunities.

Our focus on quarry stock management has continued resulting in a positive impact on working capital. Good credit control has also contributed to strong cash flow for the division.

A concrete delivery systems support project continues to be developed including business-to-business e-commerce solutions which have been piloted in the past year and continue to be developed and rolled out across Boral's concrete plants.

The division strengthened its position in core markets through some key acquisitions this year. These include the purchase of Concrite in August and in Western Australia we made an investment in Go-crete, a small independent pre-mix concrete and concrete panel manufacturer in July 2002. Both Concrite and Go-crete are contributing positively to earnings and are being operated as second brands.

In its second year, the QEU business unit delivered a pre-tax profit of $28 million.

We are on schedule with the development of the Greystanes Estate, the site of Boral's Prospect Quarry. Transactions were completed this year for land sales in the industrial precinct. Further sales of industrial land and the first of the residential and shopping precinct lands should be made in FY2003.

OUTLOOK

Housing activity in Australia is expected to slow in early 2003 but non-dwelling and roads and highway project activity is expected to increase during the same period. A number of key infrastructure projects especially in Sydney and Melbourne are expected to positively impact future earnings.

QEU activities will again contribute significantly to the earnings of the division with other proposed quarry end use opportunities adding to profits in future years.

Cement

Boral's Cement Division comprises Blue Circle Southern Cement and the Company's 50% interest in Sunstate Cement and Fly Ash Australia. The Division includes Boral Formwork and Scaffolding, PT Jaya Readymix (Indonesia), the De Martin & Gasparini concrete placing business and Boral Windows.

Our continuing focus on safety has resulted in a 27% improvement in the accident frequency rate to 4 over the past year.

Blue Circle Southern Cement (BCSC)

BCSC is a leading Australian cement producer with 20 sites and manufacturing operations employing 660 people in the most populated eastern states. We have a 1.0 million tonne dry process kiln and a 500,000 tonne wet process kiln at Berrima, NSW, a 550,000 tonne dry process kiln on extensive raw material reserves at Waurn Ponds, Victoria and a 300,000 tonne off-white cement kiln at Maldon, NSW. To facilitate distribution, BCSC has a grinding plant at Kooragang, NSW, a network of depots in NSW and Victoria and a large transport fleet.

BCSC is a major lime producer and a large producer of limestone for internal and external customers from our substantial limestone reserves at Marulan, NSW.

BCSC supplies the construction industry and retail hardware market with bagged cement and increasingly popular packaged concrete mixes, mortars and grouts manufactured through BCSC's packaged products division.

Our 50% owned Sunstate Cement operates two cement mills at Fisherman's Island servicing the fast growing Brisbane and southeast Queensland cement markets.

Fly ash facilities are located close to major power stations in NSW. A bottom ash business is located at Erinbrook, NSW.

Boral Formwork and Scaffolding
We are one of three major participants in the formwork and scaffolding industry. Boral provides a high level of engineering expertise to its customers, Australia's leading construction companies, and is increasingly moving into the residential market. Around 300 employees work across Formwork and Scaffolding's 35 sites.

PT Jaya Readymix
PT Jaya Readymix is the largest supplier of pre-mixed concrete in Indonesia employing around 800 people at 30 sites mainly located on the island of Java. Our quarry operation produces quarry products for the Jakarta market. The business also produces kerbing and guttering.

De Martin & Gasparini (DMG)
DMG is a specialist concrete placing business which has been servicing the construction industry, predominantly in the Sydney market, for over 50 years. We have an enviable reputation built on our expertise in large pours, detailed formwork design and high strength concrete.

Windows
Boral operates 14 windows fabrication businesses employing around 650 people across Australia. Following the sale of Boral's lineal and extrusion businesses in 2001, the historically under-performing fabrication business has now been restructured and streamlined and has gone from a loss of $10 million to become a profitable business after only six months.

PERFORM AND GROW
During the year, cement demand strengthened by 20% in southeast Queensland, increased by around 13% over an already robust base in Victoria and was flat in NSW but picked up in the last quarter. Imports stayed low as a result of the low Australian dollar. A new anti-dumping case is being prepared through the Cement Industry Federation.

BCSC is well positioned in the eastern states of Australia to benefit from the ongoing growth and demand for cement. Capacity enhancements are under review to replace the higher cost wet process kiln in NSW and upgraded milling capacity will come on stream in Victoria in the first quarter of the next calendar year.

Blue Circle Cement's operations benefited from increased volumes and lower production costs in 2001/02. Cement demand in Victoria necessitated back-up supplies being freighted down from NSW. Our wet process kiln was brought back on stream to meet this demand. In May 2002 an all-time volume record was achieved in Victoria. Also in Victoria an innovative and environmentally friendly project was implemented to use tallow (residual animal fats) to partly replace the use of natural gas in the main kiln.

It was a strong year for our lime business. The significant investment that was made last year in a pre-heater tower has enabled us to take advantage of the increased demand from the steel manufacturing sector and lower operating costs.

The fly ash/bottom ash business had a stronger year and improved drying capability will enable increased shipments of cenospheres to Japan.

Sales and profitability from bagged cement and dry mixes increased.

Formwork and Scaffolding experienced increasing volumes. The focus on safety by Workcover has increased scaffold usage on two-storey residential houses. Pricing was extremely competitive for most of the year but is now showing signs of recovery. Scaffolding imports driven by tax minimisation schemes have reduced following exposure and collapse of the schemes.

The introduction of new formwork products has been well received in the market and we are investing in new scaffolding stock to meet the residential demand.

With strong **quarry** and **lime** reserves, integrated operations in **cement, concrete** and **asphalt**, we are number 1 in **construction materials** in Australia.











1 Our long-term and secure hard rock reserves are located close to key markets, manufacturing facilities and strategic distribution lines.

2 As Boral's 100-year old Prospect Quarry comes to the end of its extractable resource life, it will be redeveloped as part of our Quarry End Use program. To maintain our very strong aggregate position Dunmore Quarry is being upgraded to increase capacity and we have acquired the Compton Park Quarry in the NSW Southern Highlands.

3 Quarry core samples are stored and analysed at Boral's NSW materials testing laboratory.

4 Boral operates over 200 premix concrete plants throughout Australia and continues to strengthen this network with acquisitions such as Concrite, Alsafe and Go-Crete. Boral's concrete placing business, De Martin & Gasparini has been servicing the construction industry for over 50 years, predominantly in the Sydney markets.

5 Boral's technical experts work closely with customers to address their individual requirements. For example, we develop unique concrete mixes to suit a range of applications, from normal class standard concretes for general purpose applications, specialist class concretes that line tunnels with 100 year life spans through to our decorative range which highlight the aesthetics of homes and commercial buildings.

Boral uses **native regrowth and plantation timber** to produce a wide range of **classic flooring** and **structural timber products** for local and export markets.







1 Boral sources native regrowth and plantation hardwood from NSW State Forests which is regulated by the Regional Forest Agreements and other environmental protection legislation.

2 A $6 million upgrade has been completed at Boral's hardwood sawmill at Koolkhan on the NSW north coast to enable the processing of smaller diameter logs. This upgrade followed the granting of $22.5 million of compensation funding from the NSW and Federal Governments as part of Boral's Exit Assistance claim. The compensation funding is to be reinvested back into the hardwood industry by December 2005.

3 Grafton in northern NSW is one of the many regional communities throughout the state that depend on a thriving timber industry.

4 Sawn green timber from the Koolkhan mill is transported to Boral's flooring plant for drying, shaping and packaging.

5 Australian native hardwood flooring is one of the high value added products produced by Boral for domestic and export markets. The product is shown here in our customer, Sydney Flooring's Chatswood showroom.

In DMG concrete placing operations, costs and manning levels were reduced to counter subdued volumes but we won a number of larger projects in the last quarter of the year.

Indonesian concrete experienced 15% market growth during FY2002 but was affected by serious flooding in the Jakarta area around mid year. New projects are being announced and volumes and prices are improving.

We are taking advantage of increased batch plant utilisation and reinvesting in concrete agitators and batch plants for the first time since the 1997/98 Asian crisis.

In August 2002, Boral announced the acquisition of the Rocla Persada concrete pipe business in Indonesia.

We are investigating several quarry opportunities in Indonesia and reviewing opportunities to grow elsewhere.

OUTLOOK

Cement demand is expected to grow in line with commercial activity forecast over the next several years. We expect further recovery in pricing and will continue to focus on cost reductions. Lime volumes will continue to be strong. Results from the Indonesian business will continue to move forward. Formwork and Scaffolding is expected to meet demand both in the residential and non-residential sectors and should see continued price recovery.

Clay and Concrete Products

The Clay and Concrete Products division employs over 1,800 people across 23 manufacturing sites around Australia. The division supplies clay and concrete bricks, blocks, retaining walls, pavers and rooftiles to the Australian market. A number of export markets have also been developed for these products.

We enjoyed a significantly improved safety record which reflects the major effort that has been made in this area. Our lost time injury frequency rate has reduced from 6 in the previous year to 2.

Bricks

Boral is Australia's largest producer of clay bricks and pavers with 10 manufacturing sites located in five states. In Western Australia, Boral's Midland Brick plant is the largest single site brick operation in the world.

Roofing

In roofing we operate four concrete roof tile manufacturing facilities in four states. Our clay roof tile plant on the NSW Central Coast produces the Montoro range of terracotta tiles for sale throughout Australia and in Asian export markets. We hold the number 2 position in roofing in Australia.

Masonry

Boral is the leading manufacturer of concrete masonry in Australia with 13 manufacturing sites in five states. We are well-known for our innovative paving, landscaping and retaining wall products.

PERFORMANCE

Our Masonry and Midland Brick businesses performed well during the year, both delivering above cost of capital returns. Our East Coast Brick and Roofing business units performed below expectation.

Manufacturing problems with our Victorian concrete roof tile plant resulted in low volumes and high costs. As a result, large quantities of product were shipped from interstate to meet the very strong demand in that market. Increased manufacturing costs in our East Coast brick business also impacted negatively on the bottom line.

On the positive side we continued to lay foundations for the future through a comprehensive "Operational Excellence" program. Processes covering preventative maintenance, production scheduling, inventory control, capital and project management have been improved in all of our manufacturing operations. We are focused on continuing to make significant reductions in manufacturing costs.

OUTLOOK

The outlook for the coming year is mixed. The end of the First Home Owners' Grant for new homes, coupled with a less favourable interest rate environment will likely result in a decline in builders' sales across all segments of the market. Dwelling commencements are forecast to decline significantly. However, demand should remain reasonably strong during the first half, especially in NSW where work from this year is still in the pipeline.

We expect to see significant benefits from "Operational Excellence" programs coming through particularly in the second half of the year.

Timber

Boral Timber is a national business which employs over 600 people across 12 manufacturing sites. We manufacture and distribute a range of hardwood, softwood and plywood products for domestic and export markets.

Boral Timber's lost time frequency rate increased from 5 to 8 in the past year.

A new safety program has been launched which has had a positive impact in the second half of the year.

Hardwood
Our hardwood manufacturing operations are based in northern NSW with sales and distribution activities in all major cities.

Boral's access to extensive timber resources in NSW is secured through a long-term Wood Supply Agreement with the NSW Government. Production has increasingly focused on flooring products for the new residential and renovation segments in Australia and the USA.

Small quantities of woodchips processed from sawmill waste, forest residues and plantation stock are exported from northern NSW.

Softwood
Boral's softwood manufacturing facilities are based at Oberon in NSW in a joint venture with Carter Holt Harvey. This world-class mill can process over 550,000 m³ of plantation softwood annually. Softwood structural products are sold primarily on the east coast of Australia through a combination of direct and indirect channels.

Plywood
The Boral Hancock plywood operation, based at Ipswich in Queensland, is Australia's leading plywood producer and markets its products throughout the country.

PERFORM AND GROW
Boral Timber's performance improved considerably over the past year. We have achieved significant increases in profitability in all business units.

This improved profit performance has been underpinned by stronger market conditions, pleasing results from cost reduction programs, new products, the divestment of poor performing businesses and a significant reduction in asset intensity.

In the hardwood business we have grown our operating margins by better utilisation of manufacturing assets and a continuing shift to value added products.

Focused manufacturing programs have yielded strong gains for our plywood and softwood businesses. Our operating margins have also benefited from improved account and margin management across all businesses.

This strong result has been achieved despite a reduction of $25 million in the division's asset base. This reduction was due to the sale of the Tumbarumba softwood mill and redundant assets and an aggressive inventory reduction program.

Boral Timber is aggressively pursuing growth opportunities. New hardwood products have been introduced to the market and we are exploring exciting export and domestic opportunities for hardwood and plywood.

Boral's Business Exit Assistance (BEA) claim with the NSW State and Federal Governments was favourably resolved. A compensation package totalling $22.5 million, linked to capital expenditure over a five-year period, has been granted to Boral. A reinvestment program has been developed and will be implemented when the NSW Government provides further assurances around resource security.

Two major capital projects were completed during the year. The upgraded hardwood mill at Koolkhan in NSW was completed and officially opened in October 2001. By employing the latest technology to effectively utilise smaller diameter logs we have improved production efficiencies, reduced wastage and lowered manufacturing costs at our Koolkhan hardwood mill. The benefits of the Koolkhan mill upgrade will be felt in the operating result of the business in FY2003.

The final stage of the $25 million upgrade of the Oberon softwood mill should be completed by October 2002. The mill has been operating close to maximum capacity since January 2002 and there has been a significant improvement in production volumes and the cost base of the business.

Sale of our two Queensland hardwood mills at Eidsvold and Theodore to the Queensland Government was completed in July 2002. These mills were no longer viable due to resource restrictions. The softwood mill at Tumbarumba, NSW was sold to Hyne & Son in September 2001.

OUTLOOK
Despite a softening of the domestic housing market during FY2003, revenue is expected to remain relatively flat due to the focus on value added products.

Our recent capital improvements will have a positive impact on Boral's cost position and will provide a strong offset against deterioration in market conditions. We will continue to target potential cost savings in all timber businesses.

Boral Timber is focused on improving its safety performance, increasing cost competitiveness and growing domestic and export markets.

Plasterboard

Boral's plasterboard operations encompass an integrated business in Australia which directly employs over 600 people and our share of a joint venture in Asia.

Improvement of occupational health and safety performance is an important goal for all operations. The Australian business continued along its path of improvement, halving its lost time injury frequency rate year on year to 6.

AUSTRALIA

The Australian business specialises in the manufacture, distribution and installation of plasterboard-based wall and ceiling lining systems for our national customer base of resellers, interior linings contractors and builders.

These activities are supported by plasterboard manufacturing plants located in Queensland, NSW and Victoria, a specialty plasters and jointing compounds manufacturing plant in Victoria, cornice manufacturing plants in NSW and Victoria, an integrated national network of over 40 "one stop" specialist trade service centres and Australia's largest residential wall and ceiling installation service.

Boral is also a 50% shareholder in Gypsum Resources Australia, the leading supplier of gypsum for plasterboard and cement production and in Rondo Building Systems, the leading light gauge metal products supplier for use in wall and ceiling lining systems.

PERFORM AND GROW

Local plants supply almost all of the Australian plasterboard demand, with imports from Asia falling to 1.5% of demand in the year.

During the period, we were able to respond to the market upturn by increasing the output from our three east coast plants whilst our smaller South Australian plant at Gillman remains mothballed. A new $2.7 million distribution facility was installed at the Port Melbourne plant and is yielding vastly improved service levels at lower operating costs.

Market share and average net price both weakened marginally in the year, under pressure from competitor pricing. EBIT, however, lifted on the stronger sales volumes plus a significant restructure in structural supply and overhead related expenses, with outcomes in Western Australia particularly pleasing.

EBIT margin grew significantly year on year.

Key growth targets for the Australian business are new products and plasterboard-based building systems.

Our decorative cornice range, ClassiCove, has achieved another sales record. New cornice adhesive, skimming plaster and jointing compound formulations have strengthened our existing trade product range. We released CinemaZone and Eureka Wall building systems which target low noise transmission in residential applications. Grollo Corporation has selected Eureka Wall for use in its prestige high-rise residential, Eureka Tower development in Melbourne.

In September 2002, Boral announced the acquisition of Stud & Track, its largest plasterboard distributor in NSW.

ASIA JOINT VENTURE (JV)

Boral now holds a 47.7% shareholding in Lafarge Boral Gypsum in Asia and our plasterboard activities in the region are carried on solely within this JV. The JV is the leading plasterboard producer in Asia (outside Japan) and market leader in most countries in which it operates. We estimate that one in every three square metres of plasterboard sold in this region comes from JV enterprises.

These enterprises are supported by 270 million m² of plasterboard capacity, specialist ceiling tile plants, a metal roll forming mill and production capacity for jointing compounds and industrial plasters, all feeding established distribution networks across the region.

PERFORM AND GROW

Boral accounts for its JV investment on an after interest and tax basis. Losses recorded by Boral in the years preceding formation of the JV were eliminated in its first year of operation. In this, the JV's second year of effective operation, the strong profit uplift evident at the half year continued into the remainder of the year. JV enterprises achieved 16% EBIT return on sales for the year on average, well ahead of last year.

Key factors contributing to Boral's reported profit rise from $2.8 million last year to $17.8 million this year were strong returns from South Korea, the contribution from the acquisition of 71% of Siam Gypsum Industries in Thailand, the elimination of losses at the EBITDA level in China with restructuring, stronger prices and sales volumes in the Indonesian market and lower interest expenses on falling interest rates and less debt.

Plasterboard sales volumes from JV enterprises grew by over 10% on average year on year.

This reflects the developing use of plasterboard in the region coupled with improved construction outlooks in key markets, including non-residential.

New projects also support future profit growth in Asia. During the year the JV built a new plasterboard production site near Seoul to service this growing market. The initial plant of 30 million square metres per annum capacity was undergoing commissioning at year end. This project has utilised near new but idle equipment from China, a key synergy arising from the JV.

Boral's shareholding in the JV started the year at 43% and rose to 47.7% by year end. Boral held 26.7% of JV shares at its formation and has lifted its shareholding to the current level largely by disproportionately financing growth projects already being seen in the improved JV returns.

OUTLOOK

Sales volumes in Australia should remain at current levels until around mid financial year 2003, reflecting the amount of housing construction in progress. We then expect a downturn.

The entry of a new local producer in Western Australia will put pressure on prices and margins for our Australian business, as imports from Asia have done over recent years.

Boral's supply cost competitiveness, full product range and strong distribution infrastructure position us well to meet this competitive environment. New "Step Change" improvement processes are in place to drive cost reduction and margin improvements.

Our earnings from the JV in Asia should benefit from the continued growth in plasterboard demand and from new growth projects within JV enterprises. Additional fixed costs associated with the new plant near Seoul may contain profit growth in that country in the near term. Boral's JV shareholding will lift to 50% by June 2003.

USA

Boral's US operations include the country's largest brick manufacturer, the largest clay tile manufacturer and one of the largest fly ash and concrete chemical suppliers.
Boral also owns a 50% interest in MonierLifetile, the largest concrete rooftile manufacturer in the US.
Boral employs around 2,250 people at 50 sites across the country.

The safe operation of facilities remains a key area of management focus. During 2001/02 the bricks and fly ash divisions both achieved significant reductions in their total lost workdays, while the clay tile division significantly changed its production processes late in the year which should greatly enhance its safety performance in coming years. After a successful pilot in one location, a behaviour based safety process is being implemented in selected locations in the brick and tile businesses.

Bricks

Boral's brick business operates 27 plants in 9 states primarily in the southern and eastern regions of the country. Boral sells its clay bricks and pavers predominantly via a strong network of independent distributors, and a network of company-owned Brick Studios.

Roof Tiles

Boral owns 50% of MonierLifetile in a joint venture with Lafarge. The JV has 12 concrete roof tile plants in the western and southwestern states and also in Florida.

US Tile, the country's largest clay roof tile producer, operates from a single plant in southern California.

Fly Ash

Boral Material Technologies Inc. (BMTI) is one of the largest marketers and distributors of coal combustion products and concrete admixtures in the United States. It has locations around the country including operations at electrical utility plants, fly ash terminals, admixture plants and sales offices.

PERFORM AND GROW

Earnings performance in the US improved over the prior year due to the continuing focus on cost management and relatively stable demand.

Through our joint venture business, we are a leading plasterboard manufacturer in Asia.





1



2



3



4



5

1 We have strong gypsum reserves in Australia, which we manage through Gypsum Resources Australia, a 50/50 joint venture with CSR. In some parts of Asia, where natural gypsum is not available, we have established secure, long-term and cost-effective access to synthetic gypsum supplies.

2 With Lafarge, we are clearly number 1 in plasterboard throughout Asia (excluding Japan), demonstrating an ability to combine Boral's Australian and Lafarge's French know-how in plasterboard manufacturing, product development and distribution.

3 Boral's share of the JV has increased from 43% to 48% during FY2002 through Boral's disproportionate funding of growth projects including the relocation of our 30 million m^2 plant from Shanghai to Seoul.

4 In Australia, Boral has an integrated national network of over 40 specialist trade service centres and Australia's largest residential wall and ceiling installation service. In September 2002 we acquired Stud & Track our largest NSW plasterboard distributor.

5 In Plasterboard in Australia, we have used our strong product development capability to develop and introduce CinemaZone for low noise transmission residential applications.

Boral Bricks was named the number 1 most recognised brick brand in the USA*.











1 We have secure and valuable long-term clay reserves in Australia and the USA, supplying our large network of brick and roof tile plants.

2 Clay materials from Boral's clay pits are mixed and blended to create a vast range of finished products with specific physical properties, colours and textures to suit a range of styles and applications.

3 We have taken a leading position in the introduction of clay pavers in the US market, with our new paver plant in Augusta commencing production during the year.

4 Our PastelCote™ system, a purpose-designed cement render and brick combination, was originally developed in Australia and further enhanced for introduction into our US markets during the year.

5 BoralVision™, which is a powerful interactive marketing tool allowing our customers to see our products applied to their individual house designs, was initially developed by Boral in the USA and has since become widely-used across Boral's Australian selection centres.

* According to the National Association of Home Builders 2001 Brand Use Study.

Price increases and tight control over costs saw increased profits in all businesses except US Tile which lost a significant amount of production capacity due to down time on plant re-engineering projects. US Tile will report improved results in the coming year as production volumes return to normal levels and cost savings from the projects are delivered.

A significant impact on results during 2000/01 was the escalation of gas costs and, in some cases, limited availability.

This year, these adverse conditions abated although the full benefits of this favourable change will not be seen until long-term supply contracts expire from the end of the 2002/03 fiscal year. Despite some easing in the cost of natural gas, the identification of alternate fuel sources and more efficient use of gas remain priorities in all our locations.

During the year BMTI restructured its administration functions and exited some unprofitable activities in northern California, Utah and Mexico. Restructuring costs had a one-off negative impact on profitability during the period. Earnings improvements from these decisions have already been seen.

The fly ash business has developed a range of superfine fly ash, Micron3™, for use in plastics, coatings, specialty packaged goods and high performance concrete.

Boral Bricks has centralised its customer service function, resulting in a major improvement in the consistency and level of service it provides to its customers. Boral Bricks also completed two major capital projects during the period - a new clay paver plant was completed in November 2001 and enhancements to the new moulded brick production line were completed in June 2002.

Innovations have been made in production processes in clay paver manufacture and moulded brick production and the traditional brick products have been extended to include the PastelCote™ system and resale items such as cast and manufactured stone.

For the second successive year Boral Bricks was named by Builder magazine, one of the leading homebuilder magazines, as the most recognised brand name for bricks in the US.

US Tile has significantly enhanced its plant operations with capital investments in the dryer, tile handling and packaging lines. These three capital projects were completed by June 2002.

The MonierLifetile JV completed the construction of a new plant in Guadalajara, Mexico and began construction of a new plant in Denver, Colorado. MonierLifetile also completed the acquisition of a small tile manufacturer in Kansas City Missouri early in the fiscal year.

In the coming year, MonierLifetile will also undertake a major upgrade of the Lake Wales, Florida plant, one of the highest output facilities in the US, following a recent successful project in another MonierLifetile plant in South Florida.

Boral's US management group is pursuing growth opportunities in existing businesses.

OUTLOOK

Whilst there is uncertainty in the US economy, market conditions should be similar to last year with shipment volumes likely to remain steady. Recent increases in capacity within the brick industry may put pressure on selling prices.

Natural gas prices have declined which will benefit the brick business as forward purchase commitments expire.

The completion of the Denver plant and upgrade of the Lake Wales facility will result in improved earnings for MonierLifetile, although the full year benefit of these projects will not be seen until the 2003/04 year.

Overall, Boral's US operations should benefit from continued efforts to reduce operating costs and expectations of flat prices and volumes.

Environmental and Social Performance

A Boral Sustainability Self-Diagnostic Tool (BSSDT) has been developed to determine the sustainable development status of each business and to assist in the establishment of improvement targets and plans. This tool has brought together information and structure from a number of sources including Global Environmental Management Initiative (GEMI), Global Reporting Initiative (GRI), the Social Venture Network and the Business Council of Australia. It encompasses 20 elements in five groupings and these are provided in the following table.

Elements of the Boral Sustainability Self-Diagnostic Tool

1. Corporate and Business Unit Management
   - Scope of Commitment
   - Management Systems
   - Accountability
   - Risk Management
   - Compliance Review and Reporting
   - Continuous Improvement
   - Supply Chain and Outsourcing
2. Financial Planning
   - Budgeting
   - Investor Relations
   - Cost Controls
3. Human Resources
   - Communications
   - Employee Relations
   - Health and Safety
4. Social Responsibility
   - Community Relations
   - Business Ethics
5. Environment
   - Land Protection, Remediation and Rehabilitation
   - Environment Protection
   - Waste Management, Recycling and Re-use
   - Energy Conservation and Climate Change
   - Water Conservation, Extraction and Protection

As we see it, we are in a transitional stage of measuring, monitoring, reporting and verifying our sustainable development progress.

Following the introduction of the BSSDT and associated training, self assessments have been completed by all Boral businesses in Australia and the USA.

The average overall performance level falls short of achieving industry or sector best practice in sustainability despite some high achievers. However, it does comfortably exceed the reactive compliance level and demonstrates that the company has clearly entered a pro-active phase. In a large, multi-site organisation it takes time to provide an understanding, and to build in, a sustainable development ethos.

In parallel with the assessment process, each business unit within Boral has initiated at least two sustainability projects and these are expected to have significant measurable outcomes over a one to two-year period. This has led to many innovative projects on a broad environmental and social base.

The Environment

All activities conducted at Boral's operating sites in Australia and overseas, which number more than 570, are conducted under relevant environmental legislation and regulations. Our businesses either hold, have applied for, or are currently negotiating all relevant environmental licences, permits and plans. Compliance is the minimum operational requirement under Boral's Environmental Policy.

Within Boral the term "sustainable development" as it pertains to the environment means:

- The non-wasteful use of resources, not just primary feedstock but also energy and water utilisation, and finding ways to reduce the amount of consumption per unit of production of each of these inputs
- Non-renewable resources can be utilised on the basis of competent and cost-effective extraction; sensible, efficient products; optimal recycling and reuse, and progressive development and employment of supplemental materials (eg. fly ash, blast furnace slag) and alternative energy (eg. tyres, tallow, anode carbon dust)
- Minimising any adverse impact on the environment at extractive and manufacturing locations (eg. emissions and discharge, the protection of fauna and flora, aboriginal heritage)
- Exercising a high level of care and responsibility in the rehabilitation and, where required, remediation of sites
- Taking into account community needs and expectations, as well as financial considerations, in all operations.

Boral recognises the need to work with and support our local communities.










A GREENER FUTURE

1 Boral's people are its greatest resource. Our Awards for Excellence program is in its seventh year and attracts nominations for outstanding projects from Boral sites around the world. Midland Brick in Western Australia won the Safety Award and was a finalist in the Expansion & Growth and Sales, Marketing & Customer Relations categories.

2 The team from Petrie Quarry in Queensland were finalists in both the Environmental & Community Relations and Safety categories.

3 During the year we planted over 28,000 trees as part of our "Towards A Greener Future" environmental sponsorship program with Landcare Australia and Conservation Volunteers Australia and also part of our quarry rehabilitation activities.

4 During feasibility studies for the construction phase of the quarry development at Boral's Petrie Quarry in Queensland, a colony of koalas was found on site. A decision was made to incorporate the use of trees for visual and dust screens with "koala motels" – trees planted as a food source for the koala colony. A boat ramp has been constructed at the quarry in association with the Pine Rivers Fish Management Association to allow local anglers access to Lake Samsonvale which adjoins Boral's quarry.

5 In November 2001 Australian test cricketer, Glenn McGrath, helped us officially launch the "Towards A Greener Future" sponsorship at a tree planting day for Boral employees and their families at Weir Reserve, Penrith, NSW.

Energy Usage and Greenhouse Gas Emissions
Boral collected data this year on all forms of energy use by its operations in Australia and created a greenhouse gas (GHG) emissions database. This database will enable us to focus our efforts on reducing energy usage and GHG emissions. It is interesting to note that less than 60 of Boral's sites produce over 90% of Boral's Australian GHG emissions.

Since 1998, Boral has been a Partner in the Sustainable Energy Development Authority (SEDA) Energy Smart Business Program. This commits us to the implementation of cost effective energy efficiency projects in NSW. Since inception, Boral has completed projects resulting in savings of 177,710GJ of energy and 20,157t CO_{2e}. We have made significant progress towards qualifying for the SEDA Silver Award and have further projects planned or being implemented at cement, brick and plasterboard plants.

Boral's cement business, Blue Circle Southern Cement (BCSC) participates in the Australian Federal Government's Greenhouse Challenge Program through an industry co-operative agreement with the Cement Industry Federation (CIF). The Greenhouse Challenge program aims to reduce emissions of greenhouse gases such as carbon dioxide, which in the case of the cement industry is primarily generated during the cement manufacturing process. BCSC has introduced changes to its business practices to incorporate a Greenhouse Energy Management System (GEMS) to achieve CO_2 emission savings, and in addition, to monitor and report CO_2 emissions as a part of the Australian cement industry commitment to greenhouse gas abatement action.

In 2002, the Australian Greenhouse Office has undertaken independent verification of the cement industry's Greenhouse Challenge cooperative agreement. This has involved detailed auditing of the BCSC emission inventory and abatement action plans by an external verifier. Emission abatement actions reported for the 2000/01 reporting period include increased use of mineral additions and supplementary cementitious materials, reduced fuel use in kilns, reduced electricity consumption, and increased use of wastes as fuel substitutes.

Since 1990, direct (fuel and process) GHG emissions by the cement industry have decreased by 3% despite a 6% increase in production of cementitious material.

BCSC has contributed to the public reporting of the Australian cement industry dioxin emissions, through its participation in the development of the CIF's Dioxin Technical Note.

Timber Operations
Boral sources timber for its hardwood operations in northern NSW pursuant to a Wood Supply Agreement with the State of New South Wales and State Forests of NSW. The Agreement has a 20-year term expiring in 2018. The timber supplied by State Forests is from regrowth forests and does not fall into the category of High Conservation Value, Old Growth Forest.

A Regional Forest Agreement (RFA) for northeast New South Wales between the Commonwealth of Australia and the State of New South Wales was entered in March 2000. The RFA ensures effective conservation, forest management and forest industry outcomes and formalises the framework for the management of the forests from which State Forests supplies timber to Boral. The signature of the RFA followed a rigorous process which commenced in 1995 and assessed native forests for conservation, recreation and cultural values. A wide range of stakeholders including industry, environmentalists and local community groups as well as governments participated in the RFA process.

Recycling and Reuse
Developments continue in the areas of recycling such as the use of aluminium industry by-products in cement, concrete and asphalt manufacture. The acceptance of recycled asphalt and concrete materials in new building and construction materials is encouraging greater recycling of road construction and demolition wastes.

Over 70 contaminated sites have been remediated since the mid-1990's and the total cost of remediation since the Boral demerger has been in excess of $12 million. In particular, asphalt sites that often dated back to the late 1940's have been a source of considerable concern and effort.

Most of our high risk sites have now been dealt with, but it is Boral's policy that any site to be divested or to have its lease terminated will undergo environmental assessment to ensure that minimal environmental risks, and therefore liabilities, remain.

We are also committed to protecting flora and fauna and have identified several major operations where Boral owned land could be "quarantined" or even "traded" to establish wildlife corridors or extend adjacent reserves.

Management Systems

This year 583 Boral employees in Australia received training in Environmental Improvement Plan (EIP) Implementation, Environmental Compliance Auditing and other courses. In addition, there were a number of business specific environmental briefings. Environmental training in the USA is undertaken on a routine basis with around two-thirds of the workforce going through one or more sessions.

We are moving from a hard-copy system of state-based Environmental Legislation Summary Manuals to an intranet-based system which can be easily accessed by any Boral employee.

Boral also continues to implement an internal Compliance/System Audit program (48 full audits and 87 short-form audits were undertaken during the year), to develop EIPs for all significant operations, and to integrate environmental management systems with general business management and quality systems.

ENVIRONMENTAL POLICY

Boral is committed to pursuing industry specific best practice in environmental performance. As an international resources-based company, we acknowledge that our shareholders, employees and the community at large expect responsible environmental practice by Boral's businesses.

Boral embraces the principle of sustainable development, ie. development which meets the needs of the present without compromising the ability of future generations to meet their own needs. We believe this principle is fundamental to Boral's continued success and growth.

Specifically Boral is committed to:

- complying with environmental legislation, regulations, standards and codes of practice relevant to the particular business as the absolute minimum requirement in each of the communities in which we operate
- conducting our operations to minimise and, wherever practicable, eliminate adverse environmental impacts
- continual improvement of our environmental performance including regular review and the setting of rigorous environmental objectives and quantified targets (particularly with regard to the efficient use of energy and materials, the minimisation of waste and the prevention of pollution)
- conducting business with suppliers and contractors who also have a commitment to a responsible environmental policy
- remediating our contaminated sites to standards internationally acceptable for the site purpose.

To support this commitment, Boral will progressively implement and maintain environmental management systems for its businesses based on the international standard ISO 14001 ("Environmental management systems – specifications with guidance for use") or its equivalent, and will also concurrently implement the Boral HSE Best Practice Elements.

Through communication and training, all employees and contractors will be encouraged and assisted to enhance Boral's environmental awareness and performance.

Environmental Performance

Line management records environmental incidents and other environmental measures, including audit actions closed out, emergency drills conducted, compliance performance and significant environmental improvements. Reports on environmental performance are reviewed monthly by senior management and periodically by the Board.

This year saw a pleasing decrease in the frequency of environmental infringements across Boral and its subsidiary companies internationally. No penalties for Tier One or Two offences were imposed, however, in NSW, the EPA issued three Penalty Infringement Notices (PINs) consisting of $4,500 for a single incident (an acid spill) at a concrete batching plant at Blacktown, and a $1,500 PIN for failing to maintain and operate a water cart in a proper and efficient manner at Kiama quarry.

As required, Boral also reported to the National Pollutant Inventory for over 30 operations that exceeded the relevant threshold levels. Operations that reported include larger quarries, brickworks, asphalt batching plants and timber mills. Also, after a co-operative determination with the NPI office of emission estimation factors using representative Australian industry stack emission data, Boral's three major plasterboard manufacturing operations reported for the first time. All Boral sites strive to reduce emissions both to lessen environmental impacts and to lower licence fees.

The Community

Community Consultation

Boral recognises the need to work with and support our local communities.

Community liaison groups have evolved around several of our operations at a local level with some having developed pro-actively as a result of Boral seeking community input and involvement.

A good example of this is in our BCSC operation at Waurn Ponds in Victoria which has developed a relationship with its community that is integral to its operations. The formation of its Community Liaison Committee in 1999 has provided BCSC with a mechanism for the local community to voice issues and to have them addressed. As a result, the community has input into major process changes and all aspects of the operation that may impact the environment. Similarly, Boral's Hancock Plywood business at Ipswich in Queensland, has pro-actively involved the local community by forming a Community Awareness Group through which community concerns are raised and addressed.

Where the community has raised broader issues, beyond Boral's immediate impacts, such as conservation issues of the local waterways, Boral has actively been involved.

An active community group liaises with Boral around the development of our Prospect Quarry site at Greystanes in western Sydney. This group has played a fundamental role in voicing community needs and progressing appropriate development plans for the Greystanes Estate.

Consultative groups have also formed around Boral's Montrose Quarry in Victoria and Linwood Quarry in South Australia specifically in response to significant local concerns. Regardless of any tensions, Boral's businesses are committed to continuing open dialogue and moving to resolve issues that may cause community concerns and to sustain environmental improvements.

Community Support

Boral's community support programs are intended to make a meaningful contribution to the social and economic well-being of communities where we operate.

They also aim to provide value to Boral operations through support of business objectives, improvements in community relations and corporate image and enhanced bottom-line results.

This year Boral completed its first full year of a three-year silver level partnership with Landcare Australia and Conservation Volunteers Australia, "Towards A Greener Future". Through this partnership, Boral is supporting environmental preservation and restoration projects throughout Australia. Supported projects are undertaken by Landcare groups and Conservation Volunteers Australia and, where possible, involve local Boral staff. The partnership aims to demonstrate in a practical way Boral's commitment to sustainable development and the environment.

The program was officially launched in November 2001 at a family tree planting day at Weir Reserve along the banks of the Nepean River in western Sydney. More than 20 individual conservation projects have already been completed or are underway in all Australian states. Examples of such projects include the planting of native species and removal of exotic weeds to re-establish wildlife corridors at Garvey Park in Western Australia, and habitat enhancement work in the Dr Ken Leversham Reserve/Bungalook Creek catchment near Montrose in Victoria. Both of these projects directly involved local Boral employees with the conservation work.

In addition to our larger ongoing community partnership program, Boral participated in several smaller programs to support education, medical and health, cultural activities and charity organisations during the past year.

Over the past 17 years, more than 30 sons and daughters of Boral employees have lived and studied around the world under the annual Boral International Scholarship program, which is run in conjunction with AFS Intercultural Programs. The 2001 Boral scholarship was granted to a son of a Boral Plasterboard employee; he is currently studying and living in Paraguay.

In the USA, on an annual basis Boral provides four children of employees with college tuition scholarships to support and assist children who may not otherwise have the opportunity to complete tertiary studies.

Many not-for-profit organisations were supported by Boral through the provision of building materials, equipment and services, and in some cases small cash donations.

Boral's smaller community support programs for 2001/02 were broad-ranging and included:

- Juvenile Diabetes Foundation
- The Heart Foundation
- The Garvan Institute
- The Salvation Army Red Shield Appeal
- Habitat for Humanity's inaugural Australian Women Build Project
- Young Australian of the Year Arts Award (WA)
- The Hills Community Support Group
- The 2002 Telethon Home
- Partnerships with TAFE including Gordon, Holmesglen and Balga TAFE colleges.

In February 2002, Boral supported Australia's inaugural Population Summit which was held in Melbourne. The Summit provided the opportunity for debate on the issues of population policy, including getting Australia's birth rate back up to replacement level, immigration levels, maintaining cultural harmony, and associated economic and environmental impacts.

In the 2002 financial year Boral made a modest donation to support the major political parties in Australia.

Boral's Directors believe it is appropriate for leading companies to contribute to the political process. In this context, Boral provided a total of $100,000 to State and Federal levels of the Australian Labour Party (44%), The Liberal Party (44%) and the National Party (12%).

Boral's People

With 11,800 people over 500 operating sites world-wide, responsibility for the management of human resources within Boral is increasingly held by the operating divisions and line management. However, to ensure consistency and high standards across all business units, we have clearly defined policies and guidelines to manage a range of human resources activities. Policy directions and guidelines are coordinated at the corporate level.

Boral strives to have the best people in our industries by:

- Assisting employees to become broadly skilled in areas related to their work as well as their work role itself
- Ensuring that time and financial support are made available for training and development of employees
- Setting performance goals and objectives for each individual
- Ensuring there are strong and clearly understood links between performance and reward
- Giving sufficient authority for people to take ownership of issues in their area of responsibility
- Developing skills and experiences amongst leaders to train and coach others
- Ensuring that achievements are recognised
- Assessing performance against Boral's Values
- Ensuring that vacant positions are filled with the best possible candidate either internally or by external recruitment.

Successful delivery of Boral's business plan depends on our people. It is therefore increasingly important that Boral improves its standing as an "Employer of Choice". We are therefore, improving our effectiveness in:

- Recruitment
- Personal Development
- Performance Management
- Succession Planning.

We are also increasingly aligning our reward and recognition practices with our business objectives.

Turnover of staff has been relatively low and recruitment focus has been on high quality employees. We have an active Graduate and MBA recruitment program and we strive to attract the best people in our industry.

Boral's performance management program addresses development needs and assessment of potential so that appropriate development plans can be implemented for key staff as part of the succession planning process used throughout Boral.

Boral Learning Services provides a development framework for all Boral employees in the key areas of: Technical Skills; Business Skills; Personal Development; Core Learning. Particular focus over the last year has been on Sales Excellence, Leadership, Team Building and Supervisor and Management Development programs. Over the last year, 1,800 Boral employees have undertaken structured training in 30 different Boral programs and many external programs. Seventeen employees attained formal tertiary institution qualifications with company support. In the coming year, attention will focus on consolidation of supervisor and middle management training and project management skill development.

The launch of a new intranet site for Learning Services will allow more timely and cost-effective communication and access to learning solutions.

Boral is committed to being an Equal Opportunity employer. The nature of our business does not attract a high proportion of women applicants in more traditional male roles. We are, however, increasingly working to implement sensible, family friendly employment practices which will encourage greater diversity in our workplaces.

Employee Safety

Employee safety continues to be a top priority in Boral. Delivering healthy and safe workplaces is part of our culture of respect for employees, contractors and customers. Effective management of health and safety also contributes directly to our bottom-line through minimising losses, reducing workers' compensation costs and most importantly protecting our people.

Improved health and safety outcomes are a key component of Boral's Perform and Grow strategy. Health and safety is managed through appropriate policies, systems and procedures. Each division sets annual goals and targets around health and safety through analysis of previous performance, rigorous safety planning and consultation within the business units. All divisional safety targets are signed off by the Managing Director.

Environmental and Social Performance

HEALTH AND SAFETY POLICY

In keeping with our Value of Respect, Boral promotes a culture where harm to our people through work is unacceptable.

The Company is committed to providing safe and healthy working conditions for all people involved in our business including contractors, visitors and the general public. All of Boral's people have responsibility for implementing this Policy.

In meeting the commitment of this Policy the Company will:

- Demonstrate commitment and leadership through all its managers.
- Clearly define health and safety responsibilities for managers, front line managers, employees and contractors.
- Work to eliminate hazards and practices that could cause incidents, injuries and illnesses.
- Utilise the framework of the Boral Health & Safety Management System and HSE Best Practice Elements as outlined in the Boral Health & Safety Manual, to integrate health and safety into business management systems and to achieve the highest standards of health and safety.
- Comply with all applicable health and safety acts and regulations, as a minimum.
- Incorporate health and safety into the business planning cycle so that objectives can be set, plans formulated and performance measures determined for the purpose of continually improving our management systems.
- Involve all people who work for the Company in identifying, assessing and controlling workplace hazards and in reviewing health and safety performance.
- Undertake to help our people to achieve full recovery through prompt treatment and active rehabilitation programs following workplace illness or injury.
- Allocate resources to meet the commitments of this Policy.

OH&S Performance

Since the demerger year of FY2000, Boral's safety performance has substantially improved, with the total lost time injury frequency rate (per million hours worked) reducing from 9 to 5, which is a 44% reduction in the rate of lost time injuries over two years. Over the same period, the percentage hours lost due to injury has reduced from 0.24 to 0.17.

The strong focus on safety management has continued across Boral, however, the overall safety performance of the Group plateaued in FY2002. Whilst Plasterboard, and Clay and Concrete Products and Cement divisions did deliver an improved safety performance in terms of lost time injury frequency rate for the year compared with last year, Australian Construction Materials, Timber and the USA reported increased rates of injury during the year compared with FY2001.

Serious Incidents

We are pleased to report that no Boral employees were fatally injured during the year. However, it is with regret that we report that two sub-contractors lost their lives while on contract to Boral. We are working hard to ensure that contractor safety management is given an equal level of focus as employee safety management.



00/01
01/02
% HOURS LOST
0.39
0.30
0.25
0.24
0.15
0.17
97 98 99 00 01 02
LTIFR*
18
12
9
9
5
5
97 98 99 00 01 02
LTIFR*
AUSTRALIAN CONSTRUCTION MATERIALS 6 8
CEMENT 5 4
CLAY & CONCRETE PRODUCTS 6 2
TIMBER 5 8
PLASTERBOARD 12 6
USA 3 5

* Lost Time Injury Frequency Rate per 1 million hours worked

Management Committee

1. Rod Pearse
Managing Director and CEO
Biography on p.37.

2. Emery Severin
Executive General Manager, Australian Construction Materials
Emery is 46 and was National General Manager of Blue Circle Southern Cement from 1999 before becoming Executive General Manager of the Australian Construction Materials division. He was previously Regional General Manager of Boral's NSW Construction Materials Group from 1996-1998. Prior to joining Boral he held various management roles at BHP Steel from 1986-1995. Emery has a doctorate of philosophy in physical chemistry from Oxford University and a science degree (Honours) from the University of NSW.

3. Phil Jobe
Executive General Manager, Cement
Phil is 48 and was Regional General Manager for Boral's NSW Construction Materials Group from 1999 before becoming Executive General Manager of Boral's Cement division. He was also General Manager of Boral's Construction Related Businesses from 1995-1999. Prior to joining Boral, Phil was Managing Director of the Stegbar Group of Companies from 1987-1994. He holds a commerce degree from the University of NSW.

4. Keith Mitchelhill
Executive General Manager, Clay and Concrete Products
Keith is 39 and rejoined Boral as Executive General Manager of Clay and Concrete Products in August 2002 from Sirus Telecommunications where he was CEO of the Phoneware Division. He was previously Executive General Manager of Boral Timber from 2000-2001, General Manager, Boral Masonry from 1997-1998 and General Manager Marketing, Boral Building Products Group from 1996-1997. Prior to that he held positions with Laminex BTR Nylex and NEC Australia. He holds an economics degree (Honours) and an MBA from Monash University.

5. Dennis Brown
President, Boral USA
Dennis is 56 and has been President of Boral Industries (USA) since November 1998. Previously he was President of Boral Bricks USA from 1995-1998 and Corporate Vice President at Butler Manufacturing. He holds a science degree in business management from Lipscomb University, Tennessee.

6. Ross Batstone
Executive General Manager, Plasterboard
Ross is 54 and was Boral's Divisional General Manager Plasterboard from 1996-2000 before becoming Executive General Manager of the Plasterboard division. He was previously Boral's Divisional General Manager Roofing from 1991-1995, Chief Executive Montoro Resources Ltd from 1988-1990 and held various roles at Shell Company of Australia from 1970-1987. He holds chemical engineering and commerce degrees from Queensland University.

7. Peter Boyd
Executive General Manager, Timber
Peter is 39 and is Executive General Manager for Boral Timber. He was Divisional General Manager of Boral Masonry from 1999-2001 and prior to that was NSW General Manager, Boral Plasterboard from 1997-1999. Before joining Boral, Peter worked as a management consultant with the Boston Consulting Group from 1994-1996 and prior to that worked in a variety of operational roles with CSR from 1986-1992. He holds a mechanical engineering degree from the University of Technology (Sydney) and an MBA from Melbourne University.

8. Bryan Tisher
General Manager, Corporate Development
Bryan is 39 and is General Manager, Corporate Development. He was previously General Manager, Strategic Planning for Boral's Construction Materials Group from 1998-1999. Prior to joining Boral he held a variety of roles at Rio Tinto (1985-1998) including roles in project finance, business development and engineering design and construction. He holds a civil engineering degree (First Class Honours) from Monash University and an MBA from Harvard Business School.

9. Robin Town
General Manager, Human Resources
Robin is 50 and has been Boral's General Manager Human Resources since June 2001. He was previously President of Boral Material Technologies in the USA from 1999-2000 and Regional General Manager of Boral's Construction Materials business in Queensland from 1996-1999. Prior to joining Boral, he worked in the cement industry with Queensland Cement for 23 years. He holds a chemical engineering degree from the University of Queensland.

10. Michael Scobie
General Manager, Corporate Services and Company Secretary
Michael is 56 and is General Manager, Corporate Services and Company Secretary of Boral. He has 29 years' service with the Boral Group and has held secretarial, general counsel and other corporate roles since 1983. Michael holds a law degree from the University of Sydney.

11. David Irvine
Chief Financial Officer
David is 44 and joined Boral as Chief Financial Officer in 2000 from Ansett Australia where he was the Chief Financial Officer. He held a number of other positions at Ansett Australia including Group Finance Manager and Treasurer. Prior to that he held positions with Seatainer Terminals Limited and KPMG. David has a degree in financial administration from the University of New England and is an associate of the Institute of Chartered Accountants in Australia.









1 2 3 4 5 6
7 8 9 10 11

Financial Review

STATEMENT OF FINANCIAL PERFORMANCE

The Group's revenue from operating activities increased by 6% over the previous year to $3,488.8 million. This growth reflects a relatively weak first half with a marked improvement in the second half due to increased Australian housing activity.

The divestment in the prior year of various businesses (primarily the Tasmanian Woodchips and the Windows extrusion and lineals businesses) in the Building Products segment adversely impacted revenue growth, however, this was partially offset by revenues from the Concrite acquisition in the Construction Materials segment.

EBIT for the year (before profit/loss on disposal of businesses) increased by 31% over the previous year to $343.2 million.

The Australian operations generated profits of $228.0 million during the year, up 27% on the prior year with improvements in both the Building Products and Construction Materials segments. The Australian Building Products businesses generated a profit of $85.3 million for the year assisted by a strong second half profit of $49.0 million that was 153% above the corresponding June half year. The Construction Materials operations reported an improved profit of $142.7 million for the full year despite infrastructure and non-dwelling segments remaining down during the period. The result included $28 million (2001: $24 million) from the Quarry End Use operations, predominantly from the Greystanes development. The US operations generated a profit of $109.7 million, up 10% on last year despite uncertain economic conditions.

The Group net profit includes equity accounted profits of $44.7 million, underpinned by a $17.8 million profit from the Plasterboard Asian joint venture and $16.7 million from the US MonierLifetile business.

EBITDA margin on sales improved over the period increasing from 13.8% to 15.2% with all divisions displaying improvement during the period.

Net interest expense reduced from $69.7 million to $63.2 million for the year reflecting reduced interest rates and lower debt levels.

EBIT interest cover improved from 4.3 to 5.4 times during the year.

The average tax rate reduced from 34% to 31% during the year as a result of a lower Australian corporate tax rate and a favourable tax environment for the Asian Plasterboard joint venture.

Profit after tax improved by 25% to $192.4 million (51% when profits from sale of businesses in the previous year are excluded) over the prior year, with over $100 million being delivered in the second six-month period.

A final dividend of 10.0 cents per share has been declared which will be 75% franked. This represents an increase from the 2001 final and 2002 interim dividends which were both 9.0 cent dividends franked at 35%. The payment date of this dividend has been brought forward by 26 days to 19 September 2002.

Dividends distributed to shareholders totalled $109.2 million and represent a payout ratio of 57% of profit after tax.

During the year, Boral introduced a Dividend Reinvestment Plan (DRP) which resulted in proceeds in excess of $22 million being applied to the issuing of 6.4 million shares. Boral will continue to offer a Dividend Reinvestment Plan to shareholders, however, to minimise earnings per share dilution, Boral intends to complete an on-market buy-back equivalent to the DRP share issuance.

Earnings per share increased by 25% to 33.7 cents per share.

Statement of Financial Performance

for year ending 30 June	2002 $ millions	2001 $ millions
Sales revenue	3,488.8	3,280.2
EBITDA	531.5	451.2
Depreciation and amortisation	188.3	189.0
EBIT before disposal of business	**343.2**	**262.2**
Profit on disposal of businesses	-	39.0
Net interest	(63.2)	(69.7)
Operating profit before tax	280.0	231.5
Income tax expense	(87.2)	(77.8)
Outside equity interests	(0.4)	(0.3)
Operating profit after tax	192.4	153.4
Operating profit after tax (before disposal of businesses)	**192.4**	**127.0**
Earnings per share (cents)	33.7	27.0

STATEMENT OF FINANCIAL POSITION

The net financial position of the Group strengthened during the period. Net borrowings reduced from $982.8 million to $881.1 million reflecting strong business cash flows and a favourable foreign currency translation adjustment of A$55 million due to a sharp rise of the Australian dollar (closing rate of US$0.5635). The Group's gearing (net debt to equity) reduced from 53% to 45%, despite substantial acquisition expenditure during the year and remains well within the targeted gearing range of 40% to 60%.

Boral's credit rating continued at BBB+/A2 by Standard and Poor's and Baa1/P2 by Moody's Investors.

At 30 June 2002 the Group had available undrawn committed and uncommitted debt facilities of $3,151 million.

During the year Boral successfully completed a US$300 million unsecured note placement with an average tenure of 11.6 years. Boral's average debt maturity profile increased from 3.1 to 6.9 years.

Boral has hedged its foreign exchange exposures (primarily US dollar denominated) arising from investments in overseas operations. Whilst earnings from foreign operations are generally not hedged.

Boral is exposed to financial risk in its operations as a result of fluctuations occurring in interest/foreign exchange rates and certain commodity prices. Boral uses financial instruments to manage such risks.

Total equity increased by 5.1% to $1,949.7 million at 30 June 2002, whilst net tangible assets increased to $1,739.7 million from $1,642.8 million in the prior year.

The return on shareholders' funds rose from 8.3% to 9.9% during the period.

SHARE OF EBIT BY SEGMENT



CONSTRUCTION MATERIALS AUSTRALIA
BUILDING PRODUCTS AUSTRALIA
USA
ASIA

SHARE OF REVENUE* BY MARKET



AUSTRALIAN RESIDENTIAL
AUSTRALIAN NON-RESIDENTIAL
AUSTRALIA ENGINEERING & CONSTRUCTION
USA RESIDENTIAL
USA NON-RESIDENTIAL
ASIA
OTHER

The Australian housing market, which drives approximately one-third of Boral's revenues, was stronger than expected with a 42% increase in housing approvals compared with the prior year. The Australian non-residential construction market, which drives 15-20% of Boral's revenues, was up 4% year on year. Conversely, activity in infrastructure and major project construction, which determines a further 15-20% of revenues, was approximately 5% below last year.

In overseas markets, which drive around 30% of Boral's revenues (if Boral's notional share of joint venture revenues are included), USA housing starts were up 4% year on year, and strong market growth in Asia continued during the period.

On a reporting segment basis, Construction Materials Australia made up 40% of the total EBIT, Building Products Australia a further 24%, the USA contributed 31% of the total EBIT and Asia delivered the final 6% of EBIT for the full year result.

* Includes Boral's share of joint venture revenues

Financial Review

Statement of Financial Position

for year ending 30 June	2002 $ millions	2001 $ millions
Current assets	**1,073.6**	1,098.3
Non current assets	**2,833.4**	2,852.0
Total assets	**3,907.0**	3,950.3
Current liabilities	**770.1**	819.0
Non current liabilities	**1,187.2**	1,276.8
Total liabilities	**1,957.3**	2,095.8
Net assets	**1,949.7**	1,854.5
Total equity	**1,949.7**	1,854.5

Debt and Gearing

for year ending 30 June	2002 $ millions	2001 $ millions
Total debt	**924.5**	1,017.5
Total cash and deposits	**43.4**	34.7
Net debt	**881.1**	982.8
Total shareholder equity	**1,949.7**	1,854.5
Gearing Ratios %		
Net debt: equity (%)	**45%**	53%
Net debt: equity plus net debt (%)	**31%**	35%
Interest cover (times)	**5.4 times**	4.3 times

CASH FLOW

The Group generated operating cash flows of $392.0 million after payment of interest and income tax. This represents a 64% improvement on the operating cash flow of $239.4 million reported last year. The improvement in operating cash flow reflects strong business unit performance, combined with lower tax payments.

These strong cash flows were used to fund around $300 million of capital and acquisition expenditure. This included funding of a further investment in the Asian Plasterboard joint venture, which took Boral's ownership from 43.0% to 47.7% and the 100% acquisition of the Concrite Group of companies in NSW.

Cash Flow

for year ending 30 June	2002 $ millions	2001 $ millions
EBITDA	**531.5**	451.2
Net interest paid	**(59.8)**	(64.5)
Income tax paid	**(39.0)**	(59.6)
Other	**(40.7)**	(87.7)
Cash flow from operating activities	**392.0**	239.4
Net cash flow from /(applied) to investing activities	**(267.8)**	(118.9)
Net cash flow	**124.2**	120.5


EBIT* RETURN ON FUNDS EMPLOYED %
11.2
13.2
9.2
12.1
99 00 01 02
EBIT* TO SALES %
9.0
9.0
8.0
9.8
99 00 01 02
EBITDA* TO SALES %
14.5
14.0
13.8
15.2
99 00 01 02
INTEREST COVER, TIMES
2.9
3.7
4.3
5.4
99 00 01 02
NET TANGIBLE ASSETS PER SHARE $
2.62
2.78
2.89
3.02
99 00 01 02

Board of Directors

DIRECTORS' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES

1. Kenneth J. Moss
Non-executive Chairman, age 57
Dr Moss joined the Boral Board in 1999 and became the Chairman of Directors in 2000. Dr Moss is the Chairman of Centennial Coal Company Limited and a Director of Adsteam Marine Limited, GPT Management Limited and National Australia Bank Limited. He was previously the Managing Director of Howard Smith Limited and is experienced in building materials businesses. He is a Vice President of the Australian Institute of Company Directors, the Chairman of Australian Maritime Safety Authority, and a Board Member of the Hunter Area Health Service. Dr Moss has an engineering degree (Honours) and a doctorate of philosophy in mechanical engineering from Newcastle University.

2. Rodney T. Pearse
Managing Director, age 55
Mr Pearse became the Managing Director and Chief Executive Officer of Boral in January 2000. He joined the Boral Group as the Managing Director, Construction Materials in 1994. Mr Pearse had previously held senior line management and treasury positions in Shell Australia and Shell International. He has a commerce degree (Honours) from the University of New South Wales and a MBA (High Distinction) from Harvard University.

3. Elizabeth A. Alexander, AM
Non-executive Director, age 59
Ms Alexander joined the Boral Board in 1994.
Ms Alexander is a Director of Amcor Limited and CSL Limited. A chartered accountant, she was a partner in PricewaterhouseCoopers in Melbourne until she retired in April 2002. Ms Alexander is the National President of the Australian Institute of Company Directors, a member of the Council of the Australian Defence Force Academy, the Takeovers Panel and the Financial Reporting Council and a former National and State President of the Australian Society of Certified Practising Accountants. She has a commerce degree from the University of Melbourne.

4. E. John Cloney
Non-executive Director, age 61
Mr Cloney joined the Boral Board in 1998. Mr Cloney is the Chairman of QBE Insurance Group Limited and a Director of Maple-Brown Abbott Limited. He is a member of the Advisory Council of ABN AMRO. His career was in international insurance and he was previously the Managing Director of QBE Insurance Group Limited. Mr Cloney is a fellow of the Australian Institute of Management and the Australia and New Zealand Institute of Insurance and Finance.

5. Rodney T. Halstead
Non-executive Director, age 59
Mr Halstead joined the Boral Board in 1991. Mr Halstead is a lawyer who has practised in corporate law for over 30 years. He is a senior partner in the law firm Clayton Utz in Sydney. Mr Halstead holds a law degree (Honours) from the University of Sydney and a master of law degree from the University of London.

6. Mark R. Rayner
Non-executive Director, age 64
Mr Rayner joined the Boral Board in 1996. Mr Rayner is the Chairman of Mayne Group Limited and Pasminco Limited (In Voluntary Administration). He was previously the Chief Executive of Comalco from 1979 to 1989 and an executive Director of CRA Limited. Mr Rayner is the Vice President of the Academy of Technological Sciences and Engineering. He has a chemical engineering degree (Honours) from the University of New South Wales.

7. J. Roland Williams, CBE
Non-executive Director, age 63
Dr Williams joined the Boral Board in 1999. Dr Williams is the Chairman of Australian Magnesium Corporation Limited and a Director of Origin Energy Limited and United Group Limited. He had an international career with the Royal Dutch/Shell Group from which he retired as Chairman and Chief Executive of Shell Australia. He holds a chemical engineering degree (Honours) and a doctorate of philosophy from the University of Birmingham.


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Boral


BO





Building on our strong resource and market positions

Boral Limited Annual Review 2002

BORAL

Boral has large, competitive and well-located reserves, which underpin our number 1 or number 2 leading market positions in construction materials and building products.

We produce quality products and deliver superior service to the building and construction industries. We use modern technologies and we leverage our expertise internationally.

We have a strong understanding of our customers' needs and we are focused on developing employees at all levels of the organisation.

We are translating our strong competitive positions into improved results and attractive returns for shareholders.



BORAL LIMITED ACN 008 421 761

The Annual Review includes a concise report containing abbreviated financial statements. Detailed financial statements are available in the separate 2002 Financial Report, which shareholders may request free of charge by phoning Boral's share registry on (02) 8280 7133 or via email to registrars@asxperpetual.com.au or by writing to ASX Perpetual Registrars Limited, Locked Bag A14 Sydney South NSW 1232

Drawing on our competitive **limestone** and **quarry reserves** Boral produces innovative **masonry products.**







1 Boral's limestone reserves are large, high-quality and close to our key markets.

2 This year we saw the benefits of the recently completed capacity upgrade of our lime kiln at Marulan in NSW and we are reviewing options to further upgrade our lime and cement manufacturing capacity.

3 With close to 1,000 heavy vehicles in our transport fleet we have the largest transport capability for the building and construction industry. Boral operates specialised fleet vehicles such as powder tankers for transportation of cement, lime and fly ash, as well as managing transport logistics via rail and sea.

4 In recent years Boral Masonry has shifted its product mix from traditional grey concrete blocks to fashionable landscaping products for residential and commercial applications.

5 Final quality control checks being carried out before product is despatched.

The Year At A Glance

CONTENTS

THE ANNUAL GENERAL MEETING OF BORAL LIMITED WILL BE HELD IN THE GRAND BALLROOM, 3RD FLOOR, THE WENTWORTH HOTEL, 61 PHILLIP STREET, SYDNEY ON FRIDAY 25 OCTOBER 2002 AT 10.30AM.

YEAR IN BRIEF

AUGUST 2001

- Boral announces a full year profit for the year ended 30 June 2001 of $153 million in difficult trading conditions.
- The Lafarge Boral Plasterboard JV completes the acquisition of 71% of Siam Gypsum, bringing Boral's shareholding in the JV to 43.6%.
- The acquisition of Concrite is completed.
- Boral completes the sale of its Tumbarumba sawmill to Queensland-based Hyne & Sons Pty Ltd.
- The Greystanes Business Hub is officially opened by the Premier of NSW.

OCTOBER 2001

- Boral Timber granted $22.5 million over five years as compensation funding from the NSW and Federal Governments as part of Boral's Exit Assistance claim.
- Boral's Annual General Meeting is held in Sydney.
- Boral and Hanson Australia (Pioneer) sign an agreement for Boral to toll crush Pioneer's production at Emu Plains Quarry.
- Minister Wilson Tuckey officially opens Boral Timber's upgraded mill at Koolkhan.

NOVEMBER 2001

- Boral's partnership with Landcare Australia and Conservation Volunteers Australia – Towards A Greener Future – is officially launched at Weir Reserve, Penrith.

DECEMBER 2001

- The High Court grants Boral Masonry special leave to appeal in the landmark Trade Practices case on misuse of market power.

FEBRUARY 2002

- Boral announces a net profit increase of 28% to $92.2 million for the half year ended 31 December 2001.

MARCH 2002

- Boral announces it will outsource superannuation to Plum Financial Services.

MAY 2002

- Boral Limited issues US$300 million of unsecured notes to lenders in the USA private placement market.

JULY 2002

- Boral announces the acquisition of a 50% share in Go-Crete to expand its Perth Concrete operations.
- Boral appoints Keith Mitchelhill as Executive General Manager, Clay & Concrete Products.

AUGUST 2002

- Boral announces an agreement with Delfin Lend Lease to redevelop a 104 hectare site at Greystanes into a residential development.
- Boral announces a 51% increase in underlying profit to $192 million for the year ended 30 June 2002.
- Boral announces its intention to acquire the Rocla Persada concrete pipe business in Indonesia.

SEPTEMBER 2002

- Boral announces the acquisition of Stud & Track, a large plasterboard distributor in NSW.

Financial Highlights

- Boral's underlying profit increased by 51% to $192 million
- Net profit after tax and minorities of $192.4 million
- Earnings per share up 25% to 33.7 cents
- Sales revenue of $3.5 billion up by 6% due to cyclical recovery in Australian housing, resilience in the US housing market and continued growth in Asia
- EBIT* up 31% to $343.2 million
- EBIT* to sales margin improved to 9.8% from 8.0%.
- Australian EBIT up $48 million to $228 million driven by volume uplifts in housing, pricing initiatives in construction materials in the second half and operational improvements
- Asian EBIT up to $20 million from $4 million
- Strong USA EBIT of A$110 million, up 10%
- $7 million (9%) lower interest costs through lower interest rates and reduced debt
- Operational cash flow up 64% to $392 million
- Strong balance sheet – gearing (net debt:equity) down to 45% from 53%
- Final dividend increased to 10.0 cents per share and franking up to 75%

Year ended 30 June	2002	2001	% Change
A$ million			
Sales revenue	**3,489**	3,280	6
EBITDA*	**531**	451	18
EBIT*	**343**	262	31
Net interest	**63**	70	(9)
Profit before tax*	**280**	192	45
Profit on disposal of businesses	**–**	39	–
Tax	**87**	78	12
Profit after tax	**192**	153	25
Profit after tax (excluding profit on disposal of businesses)	**192**	**127**	**51**
Cash flow from operating activities	**392**	239	64
Gross assets	**3,907**	3,950	
Funds employed	**2,831**	2,837	
Liabilities	**1,957**	2,096	
Net debt	**881**	983	(10)
Growth and acquisition capital expenditure	**183**	191	
Stay-in-business capital expenditure	**119**	104	
Employees	**11,829**	11,593	2
Sales per employee, $ million	**0.29**	0.28	4
Net tangible asset backing, $ per share	**3.02**	2.89	4
EBITDA* margin on sales, %	**15.2**	13.8	10
EBIT* margin on sales, %	**9.8**	8.0	23
EBIT* return on funds employed, %	**12.1**	9.2	32
Return on equity, %	**9.9**	8.3	
Gearing (net debt:equity plus net debt), %	**31**	35	
Gearing (net debt:equity), %	**45**	53	
Interest cover, times	**5.4**	4.3	
Earnings per share, ¢	**33.7**	27.0	25
Dividend per share, ¢	**19.0**	18.0	


SALES REVENUE $M
3,914
4,012
3,280
3,489
99 00 01 02
EBIT* $M
353
361
262
343
99 00 01 02


PROFIT AFTER TAX $M
150
169
153
192
99 00 01 02

EARNINGS PER SHARE CENTS
26.3 29.7 27.0 33.7
99 00 01 02

GEARING %
83 54 53 45
99 00 01 02

* Excludes profit/(loss) on disposal and restructure of businesses.

Corporate Governance

The Board of Directors is responsible for setting the strategic direction of the Company and for overseeing and monitoring its businesses and affairs. Directors are accountable to the shareholders for the Company's performance.

The Board reviews and approves the Company's strategic and business plans and guiding policies. Day to day management of the Company's affairs and implementation of its strategy and policy initiatives are delegated to the Managing Director and senior executives.

The functions of the Board include:

- setting overall financial goals for the Company
- approving strategies and plans for Boral's businesses to achieve these goals
- approving financial plans and annual budgets
- monitoring business performance and results
- approving key management recommendations (such as major capital expenditure, acquisitions, divestments, restructuring and funding)
- appointing and reviewing the performance of the Managing Director and senior management
- overseeing the management of occupational health and safety and environmental performance
- reporting to shareholders on the Company's direction and performance
- meeting legal requirements and ensuring that the Company acts responsibly and ethically and prudently manages business risks and Boral's assets.

In fulfilling these functions, Directors seek to enhance shareholder value.

COMPOSITION OF THE BOARD

The Board of Directors comprises six independent non-executive Directors and one executive Director, the Managing Director and Chief Executive Officer. The roles of Chairman and Chief Executive Officer are separate.

Directors from time to time discuss the appropriate skills and characteristics required by the Board to maximise its effectiveness and assess whether the blending of skills, knowledge, age, experience and diversity is appropriate for the present and future needs of the Company.

When a vacancy exists, the full Board will decide the most suitable candidate for appointment as a Director but may form a sub-committee of the Board, headed by the Chairman, to recommend candidates. The selection process may include obtaining assistance from external consultants to identify suitable candidates meeting the specification determined by the Board.

The Company's Constitution requires one-third of the Directors to retire from office at the Annual General Meeting each year. Retiring Directors are eligible for re-election. When a vacancy is filled by the Board during a year, the new Director must stand for election at the next Annual General Meeting. The retiring age for Directors is 72 years.

CORPORATE GOVERNANCE ISSUES

Board members and senior executives are conscious of the Company's continuous disclosure obligations under the Listing Rules of Australian Stock Exchange Limited (ASX) and the Corporations Act. A proactive stance is taken to ensure the obligations are met.

Directors are required to declare the nature of any interest they have in business to be dealt with by the Board. Except as permitted by the Corporations Act, Directors leave Board Meetings and do not vote when business in which they are interested is considered.

After consultation with the Chairman, Directors may seek independent professional advice in furtherance of their duties at the Company's expense.

Pursuant to the Company's Constitution and agreements with Directors and to the extent permitted by law, the Company must indemnify Directors and executive officers against liabilities to third parties incurred in their capacity as officers of the Company and against certain legal costs incurred in defending an action for such a liability.

The Board keeps its position on all governance issues under review.

DEALINGS IN BORAL SHARES BY DIRECTORS

Boral Directors must hold a minimum shareholding of 1,000 shares.

The Board has a policy that Boral Limited Group Directors and officers may not buy or sell Boral shares except within a period of one month after any major public announcement regarding the Company's results and trading prospects (such as the yearly and half yearly profit announcements and the Chairman's Address to the Annual General Meeting). The policy supplements the Corporations Act provisions precluding Directors and officers from trading in securities when they are in possession of price sensitive "insider" information.

Share dealings by Directors are promptly notified to ASX.

WORK OF DIRECTORS ON STRATEGY AND OTHER MATTERS

The Board reviews the strategic action plan, approves the annual budget and monitors the Company's performance against them. Initiatives have included disciplined growth strategies, developing the quarry end use business, strengthening capital management and implementing cost efficiencies and other aspects of an extensive operational improvement program.

Directors and senior management meet annually for two days to discuss in detail the strategic direction of the Company's businesses. The Board's focus is on improving shareholder returns and pursuing disciplined growth.

Each month, Directors receive a detailed operating review from the Managing Director regardless of whether or not a Board Meeting is being held.

Non-executive Directors would spend approximately 25 days each year on Board business and activities including Board and Committee meetings, the strategy meeting, visits to operations and meeting employees, customers, business associates and other stakeholders. During the year, the Board inspected operations in the USA as well as in Australia.

The Chairman regularly meets with the Managing Director to review key issues and performance trends.

BOARD COMMITTEES

A Compensation Committee and an Audit Committee assist the effective operation of the Board. Both Committees are wholly comprised of non-executive Directors.

Compensation Committee

The current members of the Committee are Ken Moss (Chairman), John Cloney and Mark Rayner.

The functions of the Committee are:

- remuneration policies and practices (including performance appraisal methodology) for Boral generally
- remuneration arrangements for the Managing Director and other senior executives (including incentives) and the annual review of those arrangements
- recruitment and termination policies and practices
- any Company share plan or other incentive scheme
- superannuation arrangements insofar as they are relevant to remuneration policies and practices
- review from time to time of Directors' fees and any other remuneration arrangements for non-executive Directors.

Audit Committee

The Audit Committee is chaired by Elizabeth Alexander with the other members being Rod Halstead and Roland Williams. The Committee meets at least four times each year.

The functions of the Committee are:

- oversight of compliance with statutory responsibilities
- oversight of the Company's internal accounting controls
- oversight of arrangements to identify and manage areas of significant financial risk
- review of the internal audit and external audit functions
- review of the annual audit plan
- review of the annual and half yearly financial statements and information derived from the external audit.

The Committee also reviews the Company's compliance with applicable accounting standards and generally accepted accounting principles.

Accounting and financial control policies and procedures have been established and are monitored by the Committee to ensure the accounts and other records are accurate and reliable. Any new accounting policies are reviewed by the Committee. Compliance with these procedures and policies and limits of authority delegated by the Board to management are subject to review by the external and internal auditors.

When considering the yearly and half yearly financial reports, the Audit Committee reviews the carrying value of assets, provisions and other accounting issues. Questionnaires completed by divisional management and a certificate regarding the accuracy of the financial reports and other compliance matters signed by the senior corporate executives are reviewed by the Committee half yearly.

Following the recent announcement by Australian Securities & Investments Commission of a new accounting surveillance project which will give priority to capitalised and deferred expenses, recognition of revenue, and recognition of controlled entities and assets, additional assurances have been provided by management to the Audit Committee regarding compliance with these issues. In addition, the external auditor has reviewed Boral's accounting treatment of these issues to ensure that the requirements of the relevant Accounting Standards are met.

At each scheduled meeting of the Committee, both external and internal auditors report to the Committee on the outcome of their audits and the quality of controls throughout Boral. As part of its agenda, the Audit Committee meets privately with the external and internal auditors twice yearly.

The scope of the external audit is reviewed by the Audit Committee each year.

The internal audit function is outsourced with PricewaterhouseCoopers being the Company's internal audit service provider. The internal audit program is approved by the Audit Committee before the start of each year and the effectiveness of the function is kept under review.

AUDIT INDEPENDENCE

The Audit Committee considered the issue of audit independence during the year and the Board supports the views formed by the Committee.

In regard to the provision by the external auditor of non-audit services, the Committee took the view that some non-audit services are appropriate and that it will monitor the position on a regular basis. Comprehensive disclosure of the make-up of non-audit service fees is supported.

Other views of the Committee include support for rotation of the partner in the audit firm responsible for the Company's audit every five to seven years, reporting by the auditor to the Audit Committee can only be effective with appropriate management involvement and that the auditor should provide a statement of independence prior to the signature of the yearly financial reports.

The external auditor, KPMG, rotated the audit engagement partner for the Company in 2001.

MANAGING RISK

The managers of Boral's businesses are responsible for identifying and managing risks. The Board (in the case of financial risk as mentioned above, through the Audit Committee) monitors management of these risks.

In relation to financial risk, procedures are in place for the managing of funding, foreign exchange and financial instruments (including derivatives) and speculative transactions are prohibited.

The Board has approved Treasury policies regarding exposures to foreign currencies, interest rates, commodity price, liquidity and counterparty risks which include limits and authority levels.

Compliance with these policies is reported to the Board monthly and reviewed by the Audit Committee twice yearly. The internal control environment and risk management strategies are a key management focus. The internal audit plan is developed in conjunction with a review of the profile of financial and other risks.

COMPLIANCE

The Company has adopted policies requiring compliance with occupational health and safety, environmental and trade practices laws.

There are ongoing programs for audit of the large number of Boral operating sites. Occupational health and safety, environmental and other risks are covered by these audits. Boral also has staff to monitor and advise on workplace health and safety and environmental issues and in addition, education programs provide training and information on regulatory issues.

Despite the Company's policies and actions to avoid occurrences which infringe regulations, there have been a small number of prosecutions against subsidiary companies for breach of occupational health and safety legislation and environmental offences such as substance escapes or spillages.

The Australian Competition & Consumer Commission (ACCC) instituted proceedings against Boral Masonry Limited, a subsidiary company, in 1998 for alleged misuse of market power, by way of predatory pricing, in concrete masonry products in Melbourne during the period from 1994 to 1996. After a lengthy hearing in 1999, the trial judge found in favour of Boral. Following an appeal by the ACCC, the Full Court of the Federal Court in early 2001 reversed the trial judge's decision. A further appeal by Boral Masonry against the Full Court's decision was heard by the High Court of Australia in May 2002 and the High Court's decision is awaited.

Boral immediately advised the ACCC of a potential breach of the Trade Practices Act after receiving information regarding pricing irregularities in brick markets in Western Australia between September and December 2001. The ACCC is yet to complete its investigation of the matter.

HUMAN RESOURCES

The Directors place emphasis on Boral's people and its human resource practices. There are ongoing reviews of recruitment (including graduate recruitment), training, management development and succession planning for executives.

Boral has a performance management system in place for all managers and staff. The system includes processes for the setting of objectives and the annual assessment of performance against objectives and workplace style and effectiveness.

REMUNERATION

Fees of non-executive Directors are determined by the full Board within an aggregate of $650,000 approved by the Company in general meeting.

In considering the level of fees to be paid, the Board takes account of survey and other information on the average fees being paid by peer group companies. Non-executive Directors do not receive any performance-related incentives.

Part of the role of the Compensation Committee is to advise the Board on the remuneration policies and practices for Boral generally and the remuneration arrangements for senior executives. These policies and practices are intended to attract, motivate and retain quality people.

Remuneration of Boral executives is structured to reflect Boral's performance and increase shareholder value. In determining or recommending remuneration and incentives for executives, regard is given to performance and comparable market rates.

Remuneration for senior executives comprises fixed or base remuneration and variable remuneration (incentives).

Fixed remuneration includes base salary, any non-cash benefits such as company cars and in most instances, superannuation contributions. Fixed remuneration is generally set around the median paid by comparable companies for similar jobs.

There are both short-term and long-term incentives for executives.

Short-term incentives comprise cash bonuses. As long-term incentives, the Company makes annual grants to senior executives under the Boral Senior Executive Option Plan or the Boral Executive Share Plan.

Incentives for executives are directly related to business results, where the focus is on profit related to assets employed (Profit After Funding), and individual performance. With incentives being related to business results, the performance of the Company and the operating divisions is reflected in incentives awarded to senior executives.

Information regarding options issued during the year under the Boral Senior Executive Option Plan is provided in the Directors' Report.

Under the terms and conditions of the Boral Executive Share Plan, the Company makes an annual grant to a trust for the purpose of acquiring shares in the Company on the stockmarket and these shares are allocated to senior executives in the books of the trust. Executives are only entitled to a transfer of the shares in accordance with the terms and conditions of the Plan.

ETHICAL STANDARDS

The Board's policy is that Boral companies and employees must observe both the letter and spirit of the law, and adhere to high standards of business conduct and comply with best practice. Boral's Management Guidelines contain a Code of Corporate Conduct and other guidelines and policies which set out legal and ethical standards for employees. As part of performance management, employees are assessed against the Boral Values of leadership, respect, focus, performance and persistence.

The Directors of Boral Limited ("the Company") present this report on the consolidated entity, being the Company and its controlled entities ("Boral"), for the financial year ended 30 June 2002:

(1) REVIEW OF OPERATIONS

The Directors review the operations during the year of Boral and the results of those operations as stated in the Chairman's and Chief Executive's Review on pages 4 to 9.

(2) STATE OF AFFAIRS

There were no significant changes in Boral's state of affairs during the year.

(3) PRINCIPAL ACTIVITIES AND CHANGES

Boral's principal activities are the manufacture and supply of building and construction materials and are referred to in greater detail on pages 10 to 22. There were no significant changes in the nature of those activities during the year.

(4) EVENTS AFTER END OF FINANCIAL YEAR

There are no matters or circumstances that have arisen since the end of the year that have significantly affected, or may significantly affect:

(a) Boral's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) Boral's state of affairs in future financial years.

(5) FUTURE DEVELOPMENTS AND RESULTS

Other than matters referred to under the heading "Outlook" in the Chairman's and Chief Executive's Review on page 9, the Directors have no reference to make to likely developments in Boral's operations in future financial years and the expected results of those operations.

(6) ENVIRONMENTAL PERFORMANCE

Details of Boral's performance in relation to environmental regulation are set out under the heading "The Environment" on pages 26 to 29.

(7) DIVIDENDS PAID OR DECLARED

Dividends paid to members during the year were:

	Total Dividend $'000
The final dividend of 9 cents per ordinary share (franked to 3.15 cents per share at the 30% corporate tax rate) for the year ended 30 June 2001 was paid on 15 October 2001	51,128
The interim dividend of 9 cents per ordinary share (franked to 3.15 cents per share at the 30% corporate tax rate) for the year was paid on 15 April 2002	51,462

The final dividend of 10 cents per ordinary share (franked to 7.5 cents per share at the 30% corporate tax rate) for the year has been declared by the Directors and will be paid on 19 September 2002.

(8) NAMES OF DIRECTORS

The names of persons who have been Directors of the Company during or since the end of the year are:

Elizabeth A. Alexander
E. John Cloney
Rodney T. Halstead
Kenneth J. Moss
Rodney T. Pearse
Mark R. Rayner
J. Roland Williams

All of these persons have been Directors at all times during and since the end of the year.

(9) OPTIONS

Details of options that are granted over unissued shares of the Company are:

Tranche	Number of Options	Expiry Date	Exercise Price
(i)	1,160,000	11 December 2002	$5.26
(ii)	30,000	2 March 2003	$5.26
(iii)	720,000	4 December 2003	$3.00
(iv)	130,000	19 January 2004	$3.00
(v)	1,250,000	1 February 2004	$4.04
(vi)	1,684,550	6 December 2004	$3.18
(vii)	750,000	1 March 2005	$2.28
(viii)	750,000	13 November 2005	$2.28
(ix)	5,045,800	8 December 2005	$1.97
(x)	3,164,900	6 November 2006	$3.35

Tranche (x) was issued during the year pursuant to the Boral Senior Executive Option Plan. Details of options in that tranche granted to Mr R.T. Pearse, the Managing Director, and the five most highly remunerated officers of the Company as part of their emoluments for the year are shown in the tables accompanying paragraph (14). The grant of options to Mr Pearse was approved by shareholders at the Company's annual general meeting held on 29 October 2001. In regard to these options:

- subject to the Rules of the Plan, the options are exercisable at any time after the third anniversary of grant and prior to the fifth anniversary of grant
- the options will only be exercisable to the extent to which an exercise hurdle is satisfied. Whether the exercise hurdle is satisfied is measured by comparing the Total Shareholder Return (TSR) of the Company to the TSR of the companies from time to time comprising the Australian Stock Exchange Limited (ASX) Top 100 during the exercise period of the options. The percentage of the options which may be exercised following such comparison is determined by the following sliding scale:

If at any time during the period during the exercise period of the options, the TSR of the Company:	The percentage of options which become exercisable is:
Does not reach the 50th percentile of the TSR of the ASX Top 100	0%
Reaches the 50th percentile of the TSR of the ASX Top 100	50%*
Reaches or exceeds the 75th percentile of the TSR of the ASX Top 100	100%

* The percentage of options which become exercisable increases from the 50th percentile up to the 75th percentile by 2% for each 1% increase in the percentile TSR performance of the Company.

- for the purposes of the above, determination of the TSR of the Company relative to the TSR of the companies from time to time comprising the ASX Top 100 will be made on the basis of movements in share price and dividends and calculated in a similar manner to the Accumulation Index of ASX.

Each option entitles the holder to subscribe for one fully paid share in the capital of the Company. Optionholders have no rights under any options to participate in any share issue or interest issue of any body corporate other than the Company. During the year, 240,000 fully paid shares in the capital of the Company were issued at the price of $3.00 each as a result of the exercise of options previously in tranches (iii) and (iv) and since the end of the year, 15,000 such shares have been issued at a price of $3.00 each as a result of the exercise of options previously in tranche (iii) and 18,650 such shares have been issued at a price of $3.18 each as a result of the exercise of options previously in tranche (vi). No unissued shares and interests of the Company or any controlled entity are under option other than as set out in this clause.

Full details of all persons who currently hold options are entered on the Company's register of optionholders at ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, NSW and the register may be inspected free of charge.

(10) INDEMNITIES AND INSURANCE FOR OFFICERS AND AUDITORS

During or since the end of the year, Boral has not given any indemnity to a current or former officer or auditor against a liability or made any agreement under which an officer or auditor may be given any indemnity of the kind covered by sub-section 199A(2) or (3) of the Corporations Act 2001.

During the year, Boral paid premiums in respect of Directors' and Officers' Liability and Legal Expenses insurance contracts for the year ended 30 June 2002 and since the end of the year, Boral has paid, or agreed to pay, premiums in respect of such contracts for the year ending 30 June 2003. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been directors or officers of the Company and controlled entities.

A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

(11) DIRECTORS' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES

Each Director's qualifications, experience and special responsibilities are set out on page 37.

(12) MEETINGS OF DIRECTORS

The number of Meetings of the Board of Directors and each Board Committee held during the year and each Director's attendance at those Meetings was:

	Board of Directors		Audit Committee		Compensation Committee	
	Meetings Held While a Director	Meetings Attended	Meetings Held While a Member	Meetings Attended	Meetings Held While a Member	Meetings Attended
E.A. Alexander	12	11	7	7	–	–
E.J. Cloney	12	11	–	–	3	3
R.T. Halstead	12	12	7	7	–	–
K.J. Moss	12	12	–	–	3	3
R.T. Pearse	12	12	–	–	–	–
M.R. Rayner	12	12	–	–	3	3
J.R. Williams	12	12	7	6	–	–

Mr Pearse, the Managing Director, is not a member of the Audit and Compensation Committees but attended the Meetings held by the Audit Committee and two of the three Meetings held by the Compensation Committee.

(13) DIRECTORS' SHAREHOLDINGS

Details of each Director's interests in the shares and other securities of the Company are:

	Shares	Executive Share Plan	Options
E.A. Alexander	12,374	–	–
E.J. Cloney	14,158		
R.T. Halstead	11,544	–	–
K.J. Moss	21,000	–	–
R.T. Pearse	236,753	9,712 a	b
M.R. Rayner	20,000	–	–
J.R. Williams	15,803	–	–

The shares are held in the name of the Director except in the case of Mr E.J. Cloney, 534 shares are held by Lizzey Investments Pty Limited and 12,500 shares are held by the Cloney Superannuation Fund, in the case of Dr K.J. Moss, 21,000 shares are held by K.J. and G.A. Moss and in the case of Mr M.R. Rayner, 19,000 shares are held by Mokanger Personal Superannuation Fund.

Shares or other securities with rights of conversion to equity in the Company or in a related body corporate are not otherwise held by any Directors of the Company. There were no disposals of such securities by any Directors or their Director-related entities during the financial year.

a Shares in the Company allocated to Mr Pearse's account in the Executive Share Plan. He will only be entitled to a transfer of those shares in accordance with the terms and conditions of the Plan.

b Options held by Mr. Pearse are:

Number of Options	Expiry Date	Exercise Price
50,000	11 December 2002	$5.26
50,000	4 December 2003	$3.00
71,500	6 December 2004	$3.18
750,000	1 March 2005	$2.28
750,000	13 November 2005	$2.28
700,000	6 November 2006	$3.35

(14) EMOLUMENTS OF DIRECTORS AND OFFICERS

The broad policy for determining the nature and amount of emoluments of Directors and senior Boral executives is under Remuneration on page 40.

Details of the nature and amount of each element of the emoluments of each Director and each of the five named officers of Boral receiving the highest emoluments are set out below.

Non-executive Directors	Board Fees $	Committee Fees $	Other $	Statutory Superannuation Contributions[b] $	Total $
E.A. Alexander	58,000	9,000	–	4,913	71,913
E.J. Cloney	58,000	3,000	–	4,880	65,880
R.T. Halstead	58,000	6,000	–	4,266	68,266
K.J. Moss	145,000	5,000	18,070 a	12,000	180,070
M.R. Rayner	58,000	3,000	–	4,880	65,880
J.R. Williams	58,000	6,000	–	5,120	69,120

a Value of car parking and associated fringe benefits tax.

b The superannuation entitlements attributable to these contributions are deducted from the Director's retiring allowance when he/she leaves the Board.

	Fixed Remuneration A$	Superannuation Contribution A$	Variable Remuneration A$	Boral Limited Options Awarded*	Executive Share Plan - Vested Benefit A$	Total Remuneration A$
Executive Director						
R.T. Pearse	1,480,333	–	900,000	Number 700,000 Value A$405,300	15,142	2,800,775
Boral Officers						
D. Brown President, USA	715,621	102,304	352,929	Number 224,300 Value A$129,870	19,569	1,320,293
E.S. Severin Executive General Manager, Australian Construction Materials	472,743	80,173	196,525	Number 82,400 Value A$47,710	1,743	798,894
P.J. Jobe Executive General Manager, Cement	452,083	18,333	191,604	Number 119,100 Value A$68,959	2,000	732,979
D.J. Irvine Chief Financial Officer	502,000	–	131,601	Number 111,200 Value A$64,385	–	697,986
W.R. Batstone Executive General Manager, Plasterboard	380,874	64,593	123,992	Number 107,100 Value A$62,011	2,934	634,404

*The value of each of the options awarded during the year was $0.579 using the Black-Scholes option pricing formula. If all options awarded during the year had been expensed at this value, there would have been a reduction of $1,832,477 in Boral's after tax profit for the year.

(15) Amounts in the financial report and Directors' Report have been rounded off to the nearest one hundred thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the Directors.

KENNETH J. MOSS
DIRECTOR

RODNEY T. PEARSE
DIRECTOR

Sydney,
28 August 2002

Statement of Financial Performance

BORAL LIMITED AND CONTROLLED ENTITIES

for year ended 30 June	Note	Consolidated 2002 $ millions	2001 $ millions
Revenue from operating activities		**3,488.8**	3,280.2
Interest revenue		**4.9**	44.4
Other revenue		**32.2**	159.8
Total revenue from ordinary activities		**3,525.9**	3,484.4
Depreciation and amortisation expenses		**(188.3)**	(189.0)
Other expenses from ordinary activities		**(3,034.2)**	(2,976.0)
Total expenses from ordinary activities, excluding borrowing costs		**(3,222.5)**	(3,165.0)
Borrowing costs		**(68.1)**	(114.1)
Share of net profit of associates and joint ventures attributable to members		**44.7**	26.2
Profit from ordinary activities before related income tax expense	5	**280.0**	231.5
Income tax expense relating to ordinary activities		**(87.2)**	(77.8)
Net profit		**192.8**	153.7
Net profit attributable to outside equity interest		**(0.4)**	(0.3)
Net profit attributable to members of the parent entity		**192.4**	153.4
Non-owner transaction changes in equity			
Net exchange difference on translation of assets and liabilities of overseas controlled entities		**(37.1)**	116.6
Net exchange difference on translation of long-term borrowings net of income tax benefit		**28.5**	(94.0)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		**(8.6)**	22.6
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		**183.8**	176.0
Basic earnings per share – ordinary shares		**33.7c**	27.0c
Diluted earnings per share – ordinary shares		**33.5c**	26.8c

The statement of financial performance should be read in conjunction with the discussion and analysis on page 52 and the notes to the financial statements set out on pages 47 to 51.

Statement of Financial Position

BORAL LIMITED AND CONTROLLED ENTITIES

as at 30 June	Note	Consolidated 2002 $ millions	2001 $ millions
CURRENT ASSETS			
Cash assets		**43.4**	34.7
Receivables		**641.5**	658.5
Inventories		**360.1**	373.9
Other		**28.6**	31.2
TOTAL CURRENT ASSETS		**1,073.6**	1,098.3
NON-CURRENT ASSETS			
Receivables		**44.1**	48.7
Inventories		**56.2**	39.9
Investments accounted for using the equity method		**313.7**	277.2
Other financial assets		**0.2**	0.3
Property, plant and equipment		**2,070.7**	2,114.1
Intangible assets		**210.0**	211.7
Deferred tax assets		**125.8**	147.7
Other		**12.7**	12.4
TOTAL NON-CURRENT ASSETS		**2,833.4**	2,852.0
TOTAL ASSETS		**3,907.0**	3,950.3
CURRENT LIABILITIES			
Payables		**485.1**	483.1
Interest-bearing liabilities		**8.2**	28.5
Current tax liabilities		**32.2**	29.3
Provisions		**244.6**	278.1
TOTAL CURRENT LIABILITIES		**770.1**	819.0
NON-CURRENT LIABILITIES			
Interest-bearing liabilities		**916.3**	989.0
Deferred tax liabilities		**232.0**	233.5
Provisions		**38.9**	54.3
TOTAL NON-CURRENT LIABILITIES		**1,187.2**	1,276.8
TOTAL LIABILITIES		**1,957.3**	2,095.8
NET ASSETS		**1,949.7**	1,854.5
EQUITY			
Contributed equity	7	**1,578.1**	1,556.7
Reserves		**147.9**	156.7
Retained profits	8	**222.1**	138.7
Total parent entity interest		**1,948.1**	1,852.1
Outside equity interests		**1.6**	2.4
TOTAL EQUITY	9	**1,949.7**	1,854.5

The statement of financial position should be read in conjunction with the discussion and analysis on page 52 and the notes to the financial statements set out on pages 47 to 51.

Statement of Cash Flows

BORAL LIMITED AND CONTROLLED ENTITIES

for year ended 30 June	Consolidated 2002 $ millions	2001 $ millions
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	**3,601.5**	3,567.9
Payments to suppliers and employees	**(3,129.6)**	(3,223.0)
Dividends received	**18.9**	18.6
Interest received	**4.9**	44.7
Borrowing costs	**(64.7)**	(109.2)
Income taxes paid	**(39.0)**	(59.6)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**392.0**	239.4
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	**(203.5)**	(174.8)
Payments for equity instruments	**(96.5)**	(103.9)
Proceeds on disposal of non-current assets	**32.2**	159.8
NET CASH USED IN INVESTING ACTIVITIES	**(267.8)**	(118.9)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares	**0.7**	–
Dividends paid (net of dividends reinvested under the Dividend Reinvestment Plan $22.3 million (2001: $Nil))	**(80.9)**	(102.2)
Proceeds from borrowings	**715.4**	345.5
Repayment of borrowings	**(741.9)**	(389.7)
NET CASH USED IN FINANCING ACTIVITIES	**(106.7)**	(146.4)
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	**0.3**	2.4
NET CHANGE IN CASH AND CASH EQUIVALENTS	**17.8**	(23.5)
Cash and cash equivalents at beginning of the year	**19.2**	42.7
Cash and cash equivalents at end of the year	**37.0**	19.2

The statement of cash flows should be read in conjunction with the discussion and analysis on page 52 and the notes to the financial statements set out on pages 47 to 51.

Notes to the Financial Statements

BORAL LIMITED AND CONTROLLED ENTITIES

1. BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 *Concise Financial Reports* and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the historical cost accounting basis. The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, as set out in Note 3, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

2. RECLASSIFICATION OF FINANCIAL INFORMATION

To ensure comparability with the current reporting period, certain comparative items have been reclassified in the financial statements. Significant changes in disclosure relate to provisions for asset impairment being disclosed against the assets to which they relate, consistent with the approach required by AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets.*

3. CHANGE IN ACCOUNTING POLICY

Segment reporting: The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are: Construction Materials, Building Products, USA, Asia. Comparative information has been restated for the changes in definitions of segment revenues and results. There is no financial effect on the Group as a result of these changes.

Earnings per share: The consolidated entity has applied AASB 1027 *Earnings Per Share* (issued in June 2001) for the first time from 1 July 2001. Basic and diluted earnings per share ("EPS") for the comparative period ended 30 June 2001 has been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received had the potential ordinary shares been converted. The diluted EPS weighted average number of ordinary shares now includes the number of shares assumed to be issued for no consideration in relation to the dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price. The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share. There is no material impact on the Group as a result of applying this standard.

4. SEGMENTS

PRIMARY REPORTING – BUSINESS SEGMENTS	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
	Revenue*											
Building products – Australia	**999.0**	28.7	955.3	29.1								
Construction materials – Australia	**1,640.0**	47.0	1,522.6	46.4								
United States of America	**792.9**	22.7	756.3	23.1								
Asia	**52.6**	1.5	37.9	1.2								
Other	**4.3**	0.1	8.1	0.2								
Segment Total	**3,488.8**	100.0	3,280.2	100.0								
	Operating profit (excluding associates)				Results of associates				Operating profit before tax**			
Building products – Australia	**81.8**	27.4	61.6	26.0	**3.5**	7.8	3.9	14.9	**85.3**	24.8	65.5	24.9
Construction materials – Australia	**136.0**	45.6	110.1	46.7	**6.7**	15.0	3.9	14.9	**142.7**	41.6	114.0	43.5
United States of America	**93.0**	31.2	83.7	35.5	**16.7**	37.4	15.6	59.5	**109.7**	32.0	99.3	37.9
Asia	**1.9**	0.6	1.1	0.5	**17.8**	39.8	2.8	10.7	**19.7**	5.7	3.9	1.5
Other	**(2.6)**	(0.9)	(1.1)	(0.5)	–	–	–	–	**(2.6)**	(0.8)	(1.1)	(0.4)
Non trading activities	**(2.9)**	(1.0)	(13.0)	(5.5)	–	–	–	–	**(2.9)**	(0.8)	(13.0)	(5.0)
Corporate	**(8.7)**	(2.9)	(6.4)	(2.7)	–	–	–	–	**(8.7)**	(2.5)	(6.4)	(2.4)
Segment Total	**298.5**	100.0	236.0	100.0	**44.7**	100.0	26.2	100.0	**343.2**	100.0	262.2	100.0
Disposal and restructure of businesses	–		39.0		–		–		–		39.0	
Net interest expense	**(63.2)**		(69.7)		–		–		**(63.2)**		(69.7)	
	235.3		205.3		**44.7**		26.2		**280.0**		231.5	
	Segment assets (excluding investments in associates)				Investments in associates				Total assets			
Building products – Australia	**965.9**	28.2	982.5	28.1	**4.7**	1.5	5.3	2.0	**970.6**	25.9	987.8	26.3
Construction materials – Australia	**1,711.0**	50.0	1,643.0	47.1	**10.6**	3.4	7.9	2.8	**1,721.6**	46.1	1,650.9	43.8
United States of America	**706.9**	20.6	774.8	22.2	**104.5**	33.3	107.0	38.6	**811.4**	21.7	881.8	23.4
Asia	**23.3**	0.7	32.6	0.9	**193.9**	61.8	157.0	56.6	**217.2**	5.8	189.6	5.0
Other	**3.7**	0.1	12.4	0.4	–	–	–	–	**3.7**	0.1	12.4	0.3
Corporate	**13.1**	0.4	45.1	1.3	–	–	–	–	**13.1**	0.4	45.1	1.2
Segment Total	**3,423.9**	100.0	3,490.4	100.0	**313.7**	100.0	277.2	100.0	**3,737.6**	100.0	3,767.6	100.0
Cash and investments***	**43.6**		35.0		–		–		**43.6**		35.0	
Deferred tax assets (unallocated)	**125.8**		147.7		–		–		**125.8**		147.7	
	3,593.3		3,673.1		**313.7**		277.2		**3,907.0**		3,950.3	
	Liabilities				Acquisition of segment assets				Depreciation and amortisation			
Building products – Australia	**159.3**	20.7	146.5	17.9	**32.9**	16.0	51.9	27.2	**42.8**	22.7	44.6	23.7
Construction materials – Australia	**321.8**	41.9	302.4	37.1	**107.4**	52.3	70.8	37.0	**94.0**	49.9	94.3	49.9
United States of America	**95.3**	12.4	120.7	14.8	**60.5**	29.5	58.6	30.6	**45.7**	24.3	44.5	23.5
Asia	**24.9**	3.2	44.8	5.5	**2.8**	1.4	0.8	0.4	**1.5**	0.8	1.2	0.6
Other	**5.2**	0.7	5.4	0.7	–	–	0.1	0.1	–	–	–	–
Corporate	**162.1**	21.1	195.7	24.0	**1.6**	0.8	9.0	4.7	**4.3**	2.3	4.4	2.3
Segment Total	**768.6**	100.0	815.5	100.0	**205.2**	100.0	191.2	100.0	**188.3**	100.0	189.0	100.0
Interest-bearing liabilities (unallocated)	**924.5**		1,017.5		–		–		–		–	
Tax liabilities (unallocated)	**264.2**		262.8		–		–		–		–	
	1,957.3		2,095.8		**205.2**		191.2		**188.3**		189.0	
	Non-cash expenses/(income)											
Building products – Australia	**2.6**	(13.0)	(8.5)	35.5								
Construction materials – Australia	**1.1**	(5.4)	11.9	(49.6)								
United States of America	**(6.6)**	32.7	(10.9)	45.4								
Asia	**(14.5)**	71.8	(12.1)	50.4								
Other	**(0.2)**	1.0	1.1	(4.6)								
Corporate	**(2.6)**	12.9	(5.5)	22.9								
Segment Total	**(20.2)**	100.0	(24.0)	100.0								
Disposal and restructure of businesses	–		(39.0)									
Net deferred tax balance	**25.8**		(32.9)									
	5.6		(95.9)									

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are not considered material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

Product Segments

Building products – Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products.
Construction materials – Australia	Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding.
United States of America	Bricks, rooftiles and flyash.
Asia	Plasterboard, premix concrete.
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

4. SEGMENTS (CONTINUED)

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
	Revenue*				Acquisition of segment assets							
Australia	**2,639.0**	75.7	2,477.9	75.5	**140.3**	68.3	122.7	64.2				
United States of America	**792.9**	22.7	756.3	23.1	**60.5**	29.5	58.6	30.6				
Asia	**52.6**	1.5	37.9	1.2	**2.8**	1.4	0.8	0.4				
Other	**4.3**	0.1	8.1	0.2	**–**	–	0.1	0.1				
Non trading activities	**–**	–	–	–	**–**	–	–	–				
Corporate	**–**	–	–	–	**1.6**	0.8	9.0	4.7				
Segment Total	**3,488.8**	100.0	3,280.2	100.0	**205.2**	100.0	191.2	100.0				
	Operating profit (excluding associates)				Results of associates				Operating profit before tax**			
Australia	**217.8**	73.0	171.7	72.7	**10.2**	22.8	7.8	29.8	**228.0**	66.4	179.5	68.4
United States of America	**93.0**	31.2	83.7	35.5	**16.7**	37.4	15.6	59.5	**109.7**	32.0	99.3	37.9
Asia	**1.9**	0.6	1.1	0.5	**17.8**	39.8	2.8	10.7	**19.7**	5.7	3.9	1.5
Other	**(2.6)**	(0.9)	(1.1)	(0.5)	**–**	–	–	–	**(2.6)**	(0.8)	(1.1)	(0.4)
Non trading activities	**(2.9)**	(1.0)	(13.0)	(5.5)	**–**	–	–	–	**(2.9)**	(0.8)	(13.0)	(5.0)
Corporate	**(8.7)**	(2.9)	(6.4)	(2.7)	**–**	–	–	–	**(8.7)**	(2.5)	(6.4)	(2.4)
Segment Total	**298.5**	100.0	236.0	100.0	**44.7**	100.0	26.2	100.0	**343.2**	100.0	262.2	100.0
Disposal and restructure of businesses	**–**		39.0		**–**		–		**–**		39.0	
Net interest expense	**(63.2)**		(69.7)		**–**		–		**(63.2)**		(69.7)	
	235.3		205.3		**44.7**		26.2		**280.0**		231.5	
	Segment assets (excluding investments in associates)				Investments in associates				Total assets			
Australia	**2,676.9**	78.2	2,625.5	75.2	**15.3**	4.9	13.2	4.8	**2,692.2**	72.0	2,638.7	70.1
United States of America	**706.9**	20.6	774.8	22.2	**104.5**	33.3	107.0	38.6	**811.4**	21.7	881.8	23.4
Asia	**23.3**	0.7	32.6	0.9	**193.9**	61.8	157.0	56.6	**217.2**	5.8	189.6	5.0
Other	**3.7**	0.1	12.4	0.4	**–**	–	–	–	**3.7**	0.1	12.4	0.3
Corporate	**13.1**	0.4	45.1	1.3	**–**	–	–	–	**13.1**	0.4	45.1	1.2
Segment Total	**3,423.9**	100.0	3,490.4	100.0	**313.7**	100.0	277.2	100.0	**3,737.6**	100.0	3,767.6	100.0
Cash and investments***	**43.6**		35.0		**–**		–		**43.6**		35.0	
Deferred tax assets (unallocated)	**125.8**		147.7		**–**		–		**125.8**		147.7	
	3,593.3		3,673.1		**313.7**		277.2		**3,907.0**		3,950.3	

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

Geographic Segments

Asia Asia, New Zealand

Other Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

for year ended 30 June	Consolidated 2002 $ millions	2001 $ millions
5. OPERATING PROFIT		
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE INCLUDES THE FOLLOWING REVENUES AND EXPENSES WHOSE DISCLOSURE IS RELEVANT IN EXPLAINING THE FINANCIAL PERFORMANCE OF THE ENTITY		
Profit on sale of businesses	–	39.0
Tax expense	–	(12.6)
Provision for insurance recovery losses and legal claims	–	(13.0)
Tax benefit	–	2.4

6. DIVIDENDS

	2002	2001
Final prior year dividend under provided	**0.1**	–
Interim dividend of 9 cents per share, franked to 3.15 cents per share, paid 15 April 2002 (2001 paid: 17 April 2001, franked to 3.15 cents per share)	**51.6**	51.1
Final dividend of 10 cents per share (2001: 9 cents), franked to 7.5 cents per share, payable 19 September 2002 (2001 paid: 15 October 2001, franked to 3.15 cents per share)	**57.5**	51.1
	109.2	102.2

DIVIDEND FRANKING ACCOUNT

The balance of the franking account of Boral Limited as at 30 June 2002 is $Nil after adjusting for franking credits/(debits) that will arise from:

- the payment/refund of the amount of the provision for income tax
- payment of dividends recognised as a liability at the current balance sheet date
- the receipt of intercompany dividends from controlled entities during the current financial year.

7. CONTRIBUTED EQUITY

	2002	2001
ISSUED AND PAID-UP CAPITAL		
575,253,472 (2001: 568,050,178) ordinary shares, fully paid	**1,578.1**	1,556.7
MOVEMENTS IN ORDINARY SHARE CAPITAL		
Balance at the beginning of the financial year	**1,556.7**	1,556.7
Movements during the year:		
584,700 shares issued under employee share plan	**1.3**	–
6,378,594 shares issued under the dividend reinvestment plan	**22.3**	–
240,000 shares issued upon the exercise of executive options	**0.7**	–
Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger	**(2.9)**	–
Balance at the end of the financial year	**1,578.1**	1,556.7

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of a winding up of Boral Limited, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

8. RETAINED PROFITS

	2002	2001
Retained profits at beginning of year	**138.7**	87.1
Net profit attributable to members of the parent entity	**192.4**	153.4
Transfer from asset revaluation reserve	**0.2**	0.4
Dividends	**(109.2)**	(102.2)
Retained profits at the end of the year	**222.1**	138.7

for year ended 30 June	Consolidated 2002 $ millions	2001 $ millions
9. TOTAL EQUITY RECONCILIATION		
Total equity at beginning of year	**1,854.5**	1,777.4
Total changes in parent entity interest in equity recognised in statement of financial performance	**183.8**	176.0
Transactions with owners as owners:		
Dividends	**(109.2)**	(102.2)
Contributions of equity	**24.3**	–
Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger	**(2.9)**	–
Total changes in outside equity interest	**(0.8)**	3.3
Total equity at end of year	**1,949.7**	1,854.5

10. CONTINGENT LIABILITIES		
Unsecured:		
Bank guarantees	**6.9**	7.0
Other items	**1.6**	1.6
	8.5	8.6

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to controlled entities.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed estimated clean-up costs have been expensed or provided for. For some sites, the requirements cannot be accurately assessed at this stage.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business.

Any liabilities arising from such lawsuits and claims, other than those which are already provided for in the statement of financial position, would not have a material adverse effect on the consolidated financial statements.

Discussion and Analysis of Financial Results

BORAL LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE

The Group's revenue from operating activities increased by 6% over the previous year to $3,488.8 million. This growth reflects a relatively weak first half with a marked improvement in the second half due to increased Australian housing activity.

EBIT for the year (before profit/loss on disposal of businesses) increased by 31% over the previous year to $343.2 million. The major features of the full year profit result were:

- Australian operations profits up 27% to $228.0 million
- Equity accounted profits of $44.7 million, underpinned by a $17.8 million profit from the Plasterboard Asian joint venture
- $28 million from Quarry End Use activities, predominantly from the Greystanes development.
- Strong earnings of A$109.7 million from the US operations which were 10.5% ahead of last year despite uncertain economic conditions

Net interest expense reduced from $69.7 million to $63.2 million for the year reflecting reduced interest rates and lower debt levels

EBIT interest cover improved from 4.3 to 5.4 times during the year.

Profit after tax of $192.4 million improved by 25% (51% when profits from sale of businesses in the previous year are excluded) over the prior year, with over $100 million being delivered in the second six month period.

A final dividend of 10.0 cents per share has been declared which will be 75% franked. This represents an increase from the 2001 final and 2002 interim dividends which were both 9.0 cent dividends franked at 35%.

Dividends distributed to shareholders totalled $109.2 million and represent a payout ratio of 57% of profit after tax.

Earnings per share increased by 25% to 33.7 cents per share.

STATEMENT OF FINANCIAL POSITION

The net financial position of the Group strengthened during the period. Net borrowings reduced from $982.8 million to $881.1 million reflecting strong business cash flows. The Group's gearing (net debt to equity) reduced from 53% to 45%, despite substantial acquisition expenditure during the year and remains well within the targeted gearing range of 40% to 60%.

Boral's credit rating continued at BBB+/A2 by Standard and Poor's and Baa1/P2 by Moody's Investors.

At 30 June 2002 the Group had available undrawn committed and uncommitted debt facilities of $3,151 million. During the year Boral successfully completed a US$300 million unsecured note placement with an average tenure of 11.6 years. Boral's average debt maturity profile increased from 3.1 to 6.9 years.

Total equity increased by 5.1% to $1,949.7 million at 30 June 2002, whilst net tangible assets increased to $1,739.7 million from $1,642.8 million in the prior year.

The return on shareholders' funds rose from 8.3% to 9.9% during the period.

STATEMENT OF CASH FLOWS

The Group generated operating cash flows of $392 million after payment of interest and income tax. This represents a 64% improvement on the operating cash flow of $239.4 million reported last year. The improvement in operating cashflow reflects strong business unit performance, combined with lower tax payments.

These strong cash flows were used to fund around $300 million of capital and acquisition expenditure. This included funding of a further investment in the Plasterboard Asian joint venture, which took Boral's ownership from 43.0% to 47.7% and the 100% acquisition of the Concrite Group of companies in NSW.

DIRECTORS' DECLARATION

In the opinion of the Directors of Boral Limited, the accompanying concise financial report of the consolidated entity, comprising Boral Limited and its controlled entities, for the year ended 30 June 2002 set out on pages 44 to 52:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Signed in accordance with a resolution of the Directors:

KENNETH J. MOSS
DIRECTOR

RODNEY T. PEARSE
DIRECTOR

Sydney,
28 August 2002

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO THE MEMBERS OF BORAL LIMITED

Scope

We have audited the concise financial report of Boral Limited and its controlled entities for the financial year ended 30 June 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 10 and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows set out on pages 44 to 52 in order to express an opinion on it to the members of Boral Limited. The Company's Directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Boral Limited and its controlled entities for the year ended 30 June 2002. Our audit report on the full financial report was signed on 28 August 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports" issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion the concise financial report of Boral Limited and its controlled entities for the year ended 30 June 2002 complies with AASB 1039 "Concise Financial Reports" issued in Australia.

KPMG

TRENT VAN VEEN
PARTNER

Sydney,
28 August 2002

Shareholder Information

BORAL LIMITED AND CONTROLLED ENTITIES

SHAREHOLDER COMMUNICATIONS

Enquiries or notifications by shareholders regarding their shareholdings or dividends should be directed to Boral's share registry:

ASX Perpetual Registrars Limited
Locked Bag A14
South Sydney NSW 1232 Australia

Telephone (02) 8280 7133
International +61 2 8280 7133

Facsimile (02) 9261 8489
International +61 2 261 8489

Shareholders can also send queries to the share registry via email.

Internet www.asxperpetual.com.au
Email registrars@asxperpetual.com.au

You can access information about your Boral Share holding and download forms via the internet by visiting Boral's website www.boral.com.au or ASX Perpetual's website www.asxperpetual.com.au

DIVIDENDS

The final dividend for the 2001/02 year of 10.0 cents per share will be paid by Boral on 19 September 2002. The dividend will be 75% franked.

If you wish your dividends to be paid directly to a bank, building society or credit union account in Australia contact the share registry or visit their website at www.asxperpetual.com.au for an application form. The payments are electronically credited on the dividend payment date and confirmed by payment advices sent through the mail to the shareholder's registered address. All instructions received remain in force until amended or cancelled in writing.

Shareholders who receive dividend cheques are requested to bank them as soon as possible.

TAX FILE NUMBER (TFN), AUSTRALIAN BUSINESS NUMBER (ABN) OR EXEMPTION

You are strongly advised to lodge your TFN, ABN or exemption with the share registry. If you choose not to lodge these details, then Boral is obliged to deduct tax at the highest marginal rate (plus the Medicare levy) from the unfranked portion of any dividend. Certain pensioners are exempt from supplying their TFNs. You can confirm whether you have lodged your TFN, ABN or exemption via the ASX Perpetual website.

UNCERTIFICATED FORMS OF SHAREHOLDING

Two forms of uncertificated holdings are available to Boral shareholders:

Issuer Sponsored Holdings: This type of holding is sponsored by Boral and provides shareholders with the advantages of uncertificated holdings without the need to be sponsored by any particular stockbroker.

Broker Sponsored Holdings ("CHESS"): Shareholders may arrange to be sponsored by a stockbroker (or certain other financial institutions) and are required to sign a sponsorship agreement appointing the sponsor as their "controlling participant" for the purposes of CHESS. This type of holding is likely to attract regular stock market traders or those shareholders who have their share portfolio managed by a stockbroker.

Holding statements are issued to shareholders not later than five business days after the end of any month in which transactions after the balance of a holding. Shareholders requiring replacement holding statements should be directed to their sponsoring participant.

Shareholders communicating with the share registry should have handy their Security Holder Reference Number (SRN) or Holder Identification Number (HIN) as it appears on the Issuer Sponsored/CHESS statements or dividend advices. For security reasons, shareholders should keep their Security Holder Reference Numbers confidential.

ANNUAL REVIEW MAILING LIST

Shareholders (whether Issuer or Broker Sponsored) not wishing to receive the Annual Review should advise the share registry in writing so that their names can be removed from the mailing list. Shareholders are also able to update their preference via the ASX Perpetual website. Unless shareholders have advised the share registry that they require no Annual Review or the full Annual Report, they will be sent the concise (short form) Annual Review.

CHANGE OF ADDRESS

Shareholders who are Issuer Sponsored should notify any change of address to the share registry promptly in writing quoting their Security Holder Reference Number, previous address and new address. Application forms for Change of Address are also available for download via the ASX Perpetual website. Broker Sponsored (CHESS) holders must advise their sponsoring broker of the change.

INFORMATION ON BORAL

Boral has a comprehensive internet site featuring news items, announcements, corporate information and a wide range of product and service information. Boral's internet address is www.boral.com.au

The Annual Review is the main source of information for shareholders. Other sources of information include:

February – the interim results announcement for the December half year. This announcement is sent to shareholders in March at the time of payment of the interim dividend.

August – the annual results announcement.

October – the Annual General Meeting. The Chairman and the Managing Director address the meeting.

Requests for publications and other enquiries about Boral's affairs should be communicated to:

The Manager, Corporate Affairs
Boral Limited
GPO Box 910
Sydney NSW 2001

Enquiries can also be made via email to info@boral.com.au

SHARE TRADING AND PRICE

Boral shares are traded on Australian Stock Exchange Limited ("ASX"). The stock code under which they are traded is "BLD" and the details of trading activity are published in most daily newspapers under that abbreviation.

OFF-MARKET SHARE TRANSFERS

Stamp duty on transfers of listed shares was abolished on 1 July 2001. Share transfers dated after 1 July 2001 should be forwarded directly to ASX Perpetual Registrars Limited for registration.

AMERICAN DEPOSITARY RECEIPTS

In the USA, Boral shares are traded in the over-the-counter market in the form of American Depositary Receipts. Each ADR represents four ordinary Boral shares. Enquiries can be directed to the depositary, The Bank of New York, 620 Avenue of the Americas, New York, NY, 10011, USA. Telephone: +1 646 8853218, Facsimile: +1 646 885 3043

Share Information

AS AT 27 AUGUST 2002

DISTRIBUTION SCHEDULE OF SHAREHOLDERS

Size of Shareholding	Number of Shareholders	% of Ordinary Shares
(a) in the categories –		
1 – 1,000	53,271	4.41
1,001 – 5,000	39,105	15.24
5,001 – 10,000	5,773	7.02
10,001 – 100,000	2,907	10.19
100,001 and over	154	63.14
	101,210	100.00
(b) holding less than a marketable parcel (115 shares)	6,353	0.05

VOTING RIGHTS – ORDINARY SHARES

On a show of hands every person present, who is a member or proxy, attorney or representative of a member, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each share held by him or her.

SUBSTANTIAL SHAREHOLDERS

AMP Limited, by a notice of change of interests of substantial shareholder dated 21 May 2002, advised that it and its associates were entitled to 40,455,948 ordinary shares (7.08% of the ordinary shares then issued).

ING Australia Holdings Limited, by a notice of initial substantial shareholder dated 8 July 2002, advised that it and its associates were entitled to 29,496,999 ordinary shares (5.16% of the ordinary shares then issued).

ON-MARKET BUY BACK

An on-market buy-back of ordinary shares is current. The buy-back is in a number of shares approximately equal to the number to be issued under the Dividend Reinvestment Plan at the time of payment of the 2002 final dividend and 2003 interim dividend and the maximum number of shares which the Company intends to buy back is 10,000,000.

TWENTY LARGEST SHAREHOLDERS

	Ordinary Shares	% of Ordinary Shares
JP Morgan Nominees Australia Limited	71,228,542	12.38
National Nominees Limited	53,133,648	9.24
Westpac Custodian Nominees Limited	46,119,113	8.02
RBC Global Services Australia Nominees Pty Limited	24,136,395	4.20
AMP Life Limited	18,629,288	3.24
Citicorp Nominees Pty Limited	14,568,124	2.53
Cogent Nominees Pty Limited	13,540,646	2.35
ING Life Limited	11,547,486	2.01
Queensland Investment Corporation	9,932,426	1.73
ANZ Nominees Limited	9,597,536	1.67
NRMA Nominees Pty Limited	8,381,228	1.46
Commonwealth Custodial Services Limited	8,114,136	1.41
MLC Limited	8,087,781	1.41
HSBC Custody Nominees (Australia) Limited	4,955,453	0.86
Australian Foundation Investment Company Limited	3,599,712	0.63
CSS Board	3,153,547	0.55
ANZ Managed Investment Limited	3,129,935	0.54
Guardian Trust Australia Limited	2,979,551	0.52
RBC Global Services Australia Nominees Pty Limited	2,396,891	0.42
PSS Board	2,373,767	0.41
	319,605,205	55.56

Financial History

BORAL LIMITED AND CONTROLLED ENTITIES

as at 30 June	2002 $ millions	2001 $ millions	Proforma* 2000 $ millions	Proforma* 1999 $ millions
Sales revenue	**3,489**	3,280	4,012	3,914
Other operating revenue	**37**	205	230	127
Total group revenue	**3,526**	3,485	4,242	4,041
Earnings before interest, tax, depreciation, amortisation and profit/(loss) from disposal of business (EBITDA)	**531**	451	563	569
Depreciation, depletion and amortisation	**188**	189	203	216
Earnings before interest, tax and profit/(loss) from disposal of businesses	**343**	262	361	353
Profit/(loss) from disposal of businesses	**–**	39	(33)	–
Profit before interest and tax	**343**	301	327	353
Net interest expense	**(63)**	(70)	(90)	(120)
Profit before tax	**280**	232	238	233
Income tax expense	**(87)**	(78)	(70)	(87)
Outside equity interests	**–**	–	–	(3)
Operating profit attributable to members of Boral Limited	**192**	153	169	150
Total assets	**3,907**	3,950	3,873	4,172
Total liabilities	**1,957**	2,096	2,096	2,455
Net assets	**1,950**	1,855	1,777	1,717
Shareholders' funds	**1,950**	1,855	1,777	1,717
Dividends paid or declared	**109**	102	102	102
Statistics				
Dividend per ordinary share	**19c**	18c	18c	18c
Dividend payout ratio	**57%**	67%	61%	68%
Dividend cover	**1.8**	1.5	1.7	1.5
Earnings per ordinary share	**33.7c**	27.0c	29.7c	26.3c
Return on equity	**9.9%**	8.3%	9.5%	8.7%
EBIT before profit/(loss) on disposal of businesses to sales	**9.8%**	8.0%	9.0%	9.0%
EBIT before profit/(loss) on disposal of businesses to funds employed	**12.1%**	9.2%	13.2%	11.2%
Net interest cover (times)	**5.4**	4.3	3.7	2.9
Gearing (net debt to equity)	**45%**	53%	54%	83%
Gearing (net debt to net debt plus equity)	**31%**	35%	35%	45%
Net tangible asset backing per share	**$3.02**	$2.89	$2.78	$2.62

Note: The comparative figures for the year ended June 2000 and June 1999 have been prepared on a proforma basis to reflect the results of operations of the Boral building and construction businesses for the full 12-month period. Amounts have been restated where appropriate to reflect the change in Australian Accounting Standards that requires abnormal items no longer to be shown separately.

* Proforma consolidated accounts were not audited but were subject to an independent review by KPMG.

FINANCIAL CALENDAR*

Ex Dividend share trading commences	27 August 2002
Record Date for final dividend	2 September 2002
Final dividend payable	19 September 2002
Annual General Meeting	25 October 2002
Half year end	31 December 2002
Half year profit announcement	12 February 2003
Ex Dividend share trading commences	24 February 2003
Record Date for interim dividend	28 February 2003
Interim dividend payable and Half Year Report mailed to shareholders	19 March 2003
Year end	30 June 2003

* Timing of events is subject to change.

Glossary

BSSDT	Boral Sustainability Self-Diagnostic Tool.
Cenospheres	Derived from fly ash a cenosphere is a particle filler. Cenospheres are used as fillers in a range of applications including use as an additive in some cements.
Consolidated	Means the 100% consolidation of entities controlled by Boral Limited together with the equity method consolidation of jointly controlled corporate entities or of corporate entities over which it exerts significant influence, but not control.
CO_{2e}	Carbon dioxide equivalent.
Demerger	The separation of Boral's building and construction materials business and energy business, which occurred in February 2000. The energy business is now a separate Australian listed company, Origin Energy. The comparative figures for the years ended June 2000 and June 1999 have been prepared on a proforma basis to reflect the results of the operations of the Boral building and construction materials business for the full 12 month period.
DRP	Dividend reinvestment plan.
Emoluments	Remuneration and value of any benefits given to a director or officer in connection with the management of the Boral Group's affairs.
GEMI	Global Environmental Management Initiative.
GRI	Global Reporting Initiative.
JV	Joint venture between Boral and another company.
LTIFR	Lost Time Injury Frequency Rate (number of lost time accidents due to work injuries per million work hours), is a measure of safety performance.
PEP	Boral's Performance Enhancement Program, which is a company-wide cost reduction and improvement program.
PLDC	Penrith Lakes Development Corporation which is 40% owned by Boral, 40% by CSR and 20% by Hanson Australia.
QEU	Boral's Quarry End Use business unit, which works to maximise the value inherent in quarry and clay assets as they reach the end of their useful resource life.
Tranches	Additional securities/loans based on a common attribute such as date issued.
TSR	An annualised Total Shareholder Return calculation which takes into consideration both capital and dividend returns to shareholders.
Values	Boral's Values are Leadership, Respect, Focus, Performance and Persistence.
WACC	Weighted average cost of capital, including the cost of debt and the cost of equity.

Visit Boral's website www.boral.com.au for a range of shareholder information and company news, information about Boral's products and services, historical and general information, and as a convenient way to provide feedback to the company or request further information on-line.


Boral Limited
Boral is a focused international building and construction materials supplier.
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Boral Limited
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COMPANY INFORMATION

BORAL LIMITED
Australian Company Number 008 421 761
Level 39, AMP Centre
50 Bridge Street Sydney NSW 2000
GPO Box 910 Sydney NSW 2001

Telephone: (02) 9220 6300
International: +61 2 9220 6300
Facsimile: (02) 9233 6605
International: +61 2 9233 6605

Internet: www.boral.com.au
Email: info@boral.com.au

STOCK EXCHANGE LISTING
Australian Stock Exchange Limited

SHARE REGISTRY
C/- ASX Perpetual Registrars Limited
Level 8
580 George Street Sydney NSW 2000
Locked Bag A14 Sydney South NSW 1232

Telephone: (02) 8280 7133
International: +61 2 8280 7133
Facsimile: (02) 9261 8489
International: +61 2 9261 8489

Internet: www.asxperpetual.com.au
Email: registrars@asxperpetual.com.au

MANAGING DIRECTOR AND CEO
Rod Pearse

CHIEF FINANCIAL OFFICER
David Irvine

COMPANY SECRETARY
Michael Scobie

AUDITORS
KPMG
Chartered Accountants

BANKERS

Australia
National Australia Bank Limited
Westpac Banking Corporation

USA
Wachovia Corporate Services Inc


BORAL

Boral



BO






BORAL

Boral Limited Financial Report 2002

CONTENTS

The Directors of Boral Limited ("the Company") present this report on the consolidated entity, being the Company and its controlled entities ("Boral"), for the financial year ended 30 June 2002:

(1) REVIEW OF OPERATIONS

The Directors review the operations during the year of Boral and the results of those operations as stated in the Chairman's and Chief Executive's Review on pages 4 to 9 of the Annual Review.

(2) STATE OF AFFAIRS

There were no significant changes in Boral's state of affairs during the year.

(3) PRINCIPAL ACTIVITIES AND CHANGES

Boral's principal activities are the manufacture and supply of building and construction materials and are referred to in greater detail on pages 10 to 22 of the Annual Review. There were no significant changes in the nature of those activities during the year.

(4) EVENTS AFTER END OF FINANCIAL YEAR

There are no matters or circumstances that have arisen since the end of the year that have significantly affected, or may significantly affect:

(a) Boral's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) Boral's state of affairs in future financial years.

(5) FUTURE DEVELOPMENTS AND RESULTS

Other than matters referred to under the heading "Outlook" in the Chairman's and Chief Executive's Review on page 9 of the Annual Review, the Directors have no reference to make to likely developments in Boral's operations in future financial years and the expected results of those operations.

(6) ENVIRONMENTAL PERFORMANCE

Details of Boral's performance in relation to environmental regulation are set out under the heading "The Environment" on pages 26 to 29 of the Annual Review.

(7) DIVIDENDS PAID OR DECLARED

Dividends paid to members during the year were:

	Total Dividend $'000
The final dividend of 9 cents per ordinary share (franked to 3.15 cents per share at the 30% corporate tax rate) for the year ended 30 June 2001 was paid on 15 October 2001	51,128
The interim dividend of 9 cents per ordinary share (franked to 3.15 cents per share at the 30% corporate tax rate) for the year was paid on 15 April 2002	51,462

The final dividend of 10 cents per ordinary share (franked to 7.5 cents per share at the 30% corporate tax rate) for the year has been declared by the Directors and will be paid on 19 September 2002.

(8) NAMES OF DIRECTORS

The names of persons who have been Directors of the Company during or since the end of the year are:

Elizabeth A. Alexander
E. John Cloney
Rodney T. Halstead
Kenneth J. Moss
Rodney T. Pearse
Mark R. Rayner
J. Roland Williams

All of these persons have been Directors at all times during and since the end of the year.

(9) OPTIONS

Details of options that are granted over unissued shares of the Company are:

Tranche	Number of Options	Expiry Date	Exercise Price
(i)	1,160,000	11 December 2002	$5.26
(ii)	30,000	2 March 2003	$5.26
(iii)	720,000	4 December 2003	$3.00
(iv)	130,000	19 January 2004	$3.00
(v)	1,250,000	1 February 2004	$4.04
(vi)	1,684,550	6 December 2004	$3.18
(vii)	750,000	1 March 2005	$2.28
(viii)	750,000	13 November 2005	$2.28
(ix)	5,045,800	8 December 2005	$1.97
(x)	3,164,900	6 November 2006	$3.35

Tranche (x) was issued during the year pursuant to the Boral Senior Executive Option Plan. Details of options in that tranche granted to Mr R.T. Pearse, the Managing Director, and the five most highly remunerated officers of the Company as part of their emoluments for the year are shown in the tables accompanying paragraph (14). The grant of options to Mr Pearse was approved by shareholders at the Company's annual general meeting held on 29 October 2001. In regard to these options:

- subject to the Rules of the Plan, the options are exercisable at any time after the third anniversary of grant and prior to the fifth anniversary of grant
- the options will only be exercisable to the extent to which an exercise hurdle is satisfied. Whether the exercise hurdle is satisfied is measured by comparing the Total Shareholder Return ("TSR") of the Company to the TSR of the companies from time to time comprising the Australian Stock Exchange Limited (ASX) Top 100 during the exercise period of the options. The percentage of the options which may be exercised following such comparison is determined by the following sliding scale:

If at any time during the period during the exercise period of the options, the TSR of the Company:	The percentage of options which become exercisable is:
Does not reach the 50th percentile of the TSR of the ASX Top 100	0%
Reaches the 50th percentile of the TSR of the ASX Top 100	50%*
Reaches or exceeds the 75th percentile of the TSR of the ASX Top 100	100%

* The percentage of options which become exercisable increases from the 50th percentile up to the 75th percentile by 2% for each 1% increase in the percentile TSR performance of the Company.

- for the purposes of the above, determination of the TSR of the Company relative to the TSR of the companies from time to time comprising the ASX Top 100 will be made on the basis of movements in share price and dividends and calculated in a similar manner to the Accumulation Index of ASX.

Each option entitles the holder to subscribe for one fully paid share in the capital of the Company. Optionholders have no rights under any options to participate in any share issue or interest issue of any body corporate other than the Company. During the year, 240,000 fully paid shares in the capital of the Company were issued at the price of $3.00 each as a result of the exercise of options previously in tranches (iii) and (iv) and since the end of the year, 15,000 such shares have been issued at a price of $3.00 each as a result of the exercise of options previously in tranche (iii) and 18,650 such shares have been issued at a price of $3.18 each as a result of the exercise of options previously in tranche (vi). No unissued shares and interests of the Company or any controlled entity are under option other than as set out in this clause.

Full details of all persons who currently hold options are entered on the Company's register of optionholders at ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, NSW and the register may be inspected free of charge.

(10) INDEMNITIES AND INSURANCE FOR OFFICERS AND AUDITORS

During or since the end of the year, Boral has not given any indemnity to a current or former officer or auditor against a liability or made any agreement under which an officer or auditor may be given any indemnity of the kind covered by sub-section 199A(2) or (3) of the Corporations Act 2001.

During the year, Boral paid premiums in respect of Directors' and Officers' Liability and Legal Expenses insurance contracts for the year ended 30 June 2002 and since the end of the year, Boral has paid, or agreed to pay, premiums in respect of such contracts for the year ending 30 June 2003. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been directors or officers of the Company and controlled entities.

A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

(11) DIRECTORS' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES

Each Director's qualifications, experience and special responsibilities are set out on page 37 of the Annual Review.

(12) MEETINGS OF DIRECTORS

The number of Meetings of the Board of Directors and each Board Committee held during the year and each Director's attendance at those Meetings was:

	Board of Directors		Audit Committee		Compensation Committee	
	Meetings Held While a Director	Meetings Attended	Meetings Held While a Member	Meetings Attended	Meetings Held While a Member	Meetings Attended
E.A. Alexander	12	11	7	7	–	–
E.J. Cloney	12	11	–	–	3	3
R.T. Halstead	12	12	7	7	–	–
K.J. Moss	12	12	–	–	3	3
R.T. Pearse	12	12	–	–	–	–
M.R. Rayner	12	12	–	–	3	3
J.R. Williams	12	12	7	6	–	–

Mr Pearse, the Managing Director, is not a member of the Audit and Compensation Committees but attended the Meetings held by the Audit Committee and two of the three Meetings held by the Compensation Committee.

(13) DIRECTORS' SHAREHOLDINGS

Details of each Director's interests in the shares and other securities of the Company are:

	Shares	Executive Share Plan	Options
E.A. Alexander	12,374	–	–
E.J. Cloney	14,158		
R.T. Halstead	11,544	–	–
K.J. Moss	21,000	–	–
R.T. Pearse	236,753	9,712 a	b
M.R. Rayner	20,000	–	–
J.R. Williams	15,803	–	–

The shares are held in the name of the Director except in the case of Mr E.J. Cloney, 534 shares are held by Lizzey Investments Pty Limited and 12,500 shares are held by the Cloney Superannuation Fund, in the case of Dr K.J. Moss, 21,000 shares are held by K.J. and G.A. Moss and in the case of Mr M.R. Rayner, 19,000 shares are held by Mokanger Personal Superannuation Fund.

Shares or other securities with rights of conversion to equity in the Company or in a related body corporate are not otherwise held by any Directors of the Company. There were no disposals of such securities by any Directors or their Director-related entities during the financial year.

a Shares in the Company allocated to Mr Pearse's account in the Executive Share Plan. He will only be entitled to a transfer of those shares in accordance with the terms and conditions of the Plan.

b Options held by Mr. Pearse are:

Number of Options	Expiry Date	Exercise Price
50,000	11 December 2002	$5.26
50,000	4 December 2003	$3.00
71,500	6 December 2004	$3.18
750,000	1 March 2005	$2.28
750,000	13 November 2005	$2.28
700,000	6 November 2006	$3.35

(14) EMOLUMENTS OF DIRECTORS AND OFFICERS

The broad policy for determining the nature and amount of emoluments of Directors and senior Boral executives is under Remuneration on page 40 of the Annual Review.

Details of the nature and amount of each element of the emoluments of each Director and each of the five named officers of Boral receiving the highest emoluments are set out below.

Non-executive Directors

	Board Fees $	Committee Fees $	Other $	Statutory Superannuation Contributions[b] $	Total $
E.A. Alexander	58,000	9,000	–	4,913	71,913
E.J. Cloney	58,000	3,000	–	4,880	65,880
R.T. Halstead	58,000	6,000	–	4,266	68,266
K.J. Moss	145,000	5,000	18,070 a	12,000	180,070
M.R. Rayner	58,000	3,000	–	4,880	65,880
J.R. Williams	58,000	6,000	–	5,120	69,120

a Value of car parking and associated fringe benefits tax.

b The superannuation entitlements attributable to these contributions are deducted from the Director's retiring allowance when he/she leaves the Board.

	Fixed Remuneration A$	Superannuation Contribution A$	Variable Remuneration A$	Boral Limited Options Awarded*	Executive Share Plan - Vested Benefit A$	Total Remuneration A$
Executive Director						
R.T. Pearse	1,480,333	–	900,000	Number 700,000 Value A$405,300	15,142	2,800,775
Boral Officers						
D. Brown President, USA	715,621	102,304	352,929	Number 224,300 Value A$129,870	19,569	1,320,293
E.S. Severin Executive General Manager, Australian Construction Materials	472,743	80,173	196,525	Number 82,400 Value A$47,710	1,743	798,894
P.J. Jobe Executive General Manager, Cement	452,083	18,333	191,604	Number 119,100 Value A$68,959	2,000	732,979
D.J. Irvine Chief Financial Officer	502,000	–	131,601	Number 111,200 Value A$64,385	–	697,986
W.R. Batstone Executive General Manager, Plasterboard	380,874	64,593	123,992	Number 107,100 Value A$62,011	2,934	634,404

* The value of each of the options awarded during the year was $0.579 using the Black-Scholes option pricing formula. If all options awarded during the year had been expensed at this value, there would have been a reduction of $1,832,477 in Boral's after tax profit for the year.

(15) Amounts in the financial report and Directors' Report have been rounded off to the nearest one hundred thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the Directors.

KENNETH J. MOSS
DIRECTOR

RODNEY T. PEARSE
DIRECTOR

Sydney,
28 August 2002

Statements of Financial Performance

BORAL LIMITED AND CONTROLLED ENTITIES

for year ended 30 June	Note	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
Revenue from operating activities	2	**3,488.8**	3,280.2	**–**	–
Interest revenue	2	**4.9**	44.4	**149.0**	158.5
Other revenue	2	**32.2**	159.8	**84.2**	351.1
Total revenue from ordinary activities		**3,525.9**	3,484.4	**233.2**	509.6
Depreciation and amortisation expenses	2	**(188.3)**	(189.0)	**(25.8)**	(25.2)
Other (expenses)/income from ordinary activities		**(3,034.2)**	(2,976.0)	**34.4**	(181.8)
Total (expenses)/income from ordinary activities, excluding borrowing costs	2	**(3,222.5)**	(3,165.0)	**8.6**	(207.0)
Borrowing costs	2	**(68.1)**	(114.1)	**(119.3)**	(128.1)
Share of net profit of associates and joint ventures attributable to members	8	**44.7**	26.2	**–**	–
Profit from ordinary activities before related income tax expense		**280.0**	231.5	**122.5**	174.5
Income tax (expense)/benefit relating to ordinary activities	3	**(87.2)**	(77.8)	**(22.2)**	30.9
Net profit		**192.8**	153.7	**100.3**	205.4
Net profit attributable to outside equity interest		**(0.4)**	(0.3)	**–**	–
Net profit attributable to members of the parent entity	21	**192.4**	153.4	**100.3**	205.4
Non-owner transaction changes in equity					
Net exchange difference on translation of assets and liabilities of overseas controlled entities	20	**(37.1)**	116.6	**–**	–
Net exchange difference on translation of long term borrowings net of income tax benefit	20	**28.5**	(94.0)	**–**	–
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		**(8.6)**	22.6	**–**	–
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		**183.8**	176.0	**100.3**	205.4
Basic earnings per share – ordinary shares	5	**33.7c**	27.0c	**–**	–
Diluted earnings per share – ordinary shares	5	**33.5c**	26.8c	**–**	–

The statements of financial performance should be read in conjunction with the accompanying notes set out on pages 7 to 45, which form an integral part of the financial statements.

Statements of Financial Position

BORAL LIMITED AND CONTROLLED ENTITIES

as at 30 June	Note	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
CURRENT ASSETS					
Cash assets		**43.4**	34.7	**19.5**	22.8
Receivables	6	**641.5**	658.5	**5,640.1**	4,812.5
Inventories	7	**360.1**	373.9	**–**	–
Other	13	**28.6**	31.2	**2.3**	4.4
TOTAL CURRENT ASSETS		**1,073.6**	1,098.3	**5,661.9**	4,839.7
NON-CURRENT ASSETS					
Receivables	6	**44.1**	48.7	**–**	–
Inventories	7	**56.2**	39.9	**–**	–
Investments accounted for using the equity method	8	**313.7**	277.2	**–**	–
Other financial assets	9	**0.2**	0.3	**59.3**	59.5
Property, plant and equipment	10	**2,070.7**	2,114.1	**294.3**	312.5
Intangible assets	11	**210.0**	211.7	**–**	–
Deferred tax assets	12	**125.8**	147.7	**23.7**	46.0
Other	13	**12.7**	12.4	**0.3**	0.1
TOTAL NON-CURRENT ASSETS		**2,833.4**	2,852.0	**377.6**	418.1
TOTAL ASSETS		**3,907.0**	3,950.3	**6,039.5**	5,257.8
CURRENT LIABILITIES					
Payables	14	**485.1**	483.1	**3,671.3**	2,459.0
Interest-bearing liabilities	15	**8.2**	28.5	**80.7**	112.7
Current tax liabilities	17	**32.2**	29.3	**6.5**	7.4
Provisions	18	**244.6**	278.1	**73.5**	61.6
TOTAL CURRENT LIABILITIES		**770.1**	819.0	**3,832.0**	2,640.7
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	15	**916.3**	989.0	**382.0**	803.4
Deferred tax liabilities	17	**232.0**	233.5	**22.0**	22.6
Provisions	18	**38.9**	54.3	**0.3**	0.4
TOTAL NON-CURRENT LIABILITIES		**1,187.2**	1,276.8	**404.3**	826.4
TOTAL LIABILITIES		**1,957.3**	2,095.8	**4,236.3**	3,467.1
NET ASSETS		**1,949.7**	1,854.5	**1,803.2**	1,790.7
EQUITY					
Contributed equity	19	**1,578.1**	1,556.7	**1,578.1**	1,556.7
Reserves	20	**147.9**	156.7	**125.1**	125.2
Retained profits	21	**222.1**	138.7	**100.0**	108.8
Total parent entity interest		**1,948.1**	1,852.1	**1,803.2**	1,790.7
Outside equity interests	22	**1.6**	2.4	**–**	–
TOTAL EQUITY		**1,949.7**	1,854.5	**1,803.2**	1,790.7

The statements of financial position should be read in conjunction with the accompanying notes set out on pages 7 to 45, which form an integral part of the financial statements.

Statements of Cash Flows

BORAL LIMITED AND CONTROLLED ENTITIES

for year ended 30 June	Note	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		**3,601.5**	3,567.9	**42.3**	44.8
Payments to suppliers and employees		**(3,129.6)**	(3,223.0)	**(34.9)**	(33.9)
Dividends received		**18.9**	18.6	**42.6**	285.3
Interest received		**4.9**	44.7	**145.0**	147.2
Borrowing costs		**(64.7)**	(109.2)	**(119.3)**	(123.1)
Income taxes (paid)/refunded		**(39.0)**	(59.6)	**(3.0)**	13.8
NET CASH PROVIDED BY OPERATING ACTIVITIES	34	**392.0**	239.4	**72.7**	334.1
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant and equipment		**(203.5)**	(174.8)	**(14.7)**	(25.7)
Payments for equity instruments		**(96.5)**	(103.9)	**–**	–
Proceeds on disposal of controlled entities		**–**	–	**–**	–
Proceeds on disposal of non-current assets		**32.2**	159.8	**0.5**	6.0
NET CASH USED IN INVESTING ACTIVITIES		**(267.8)**	(118.9)	**(14.2)**	(19.7)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		**0.7**	–	**0.7**	–
Dividends paid (net of dividends reinvested under the Dividend Reinvestment Plan $22.3 million (2001:$Nil))		**(80.9)**	(102.2)	**(80.4)**	(102.2)
Net movement in loans with controlled entities		**–**	–	**486.5**	476.7
Proceeds from borrowings		**715.4**	345.5	**76.5**	290.4
Repayment of borrowings		**(741.9)**	(389.7)	**(513.1)**	(1,111.0)
NET CASH USED IN FINANCING ACTIVITIES		**(106.7)**	(146.4)	**(29.8)**	(446.1)
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		**0.3**	2.4	**–**	–
NET CHANGE IN CASH AND CASH EQUIVALENTS		**17.8**	(23.5)	**28.7**	(131.7)
Cash and cash equivalents at beginning of the year		**19.2**	42.7	**(89.9)**	41.8
Cash and cash equivalents at end of the year	34	**37.0**	19.2	**(61.2)**	(89.9)

The statements of cash flows should be read in conjunction with the accompanying notes set out on pages 7 to 45, which form an integral part of the financial statements.

Statement of the Significant Accounting Policies

BORAL LIMITED AND CONTROLLED ENTITIES

The following is a summary of significant accounting policies which have been adopted in the presentation of this financial report which is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on an historical cost accounting basis. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

RECLASSIFICATION OF FINANCIAL INFORMATION

To ensure comparability with the current reporting period, certain comparative items have been reclassified in the financial statements. Significant changes in disclosure relate to provisions for asset impairment being disclosed against the assets to which they relate, consistent with the approach required by AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets.*

CHANGES IN ACCOUNTING POLICY

Segment reporting: The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are: Construction Materials, Building Products, USA, Asia. Comparative information has been restated for the changes in definitions of segment revenues and results. There is no financial effect on the group as a result of these changes.

Earnings per share: The consolidated entity has applied AASB 1027 *Earnings Per Share* (issued in June 2001) for the first time from 1 July 2001. Basic and diluted earnings per share (EPS) for the comparative period ended 30 June 2001 has been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received had the potential ordinary shares been converted. The diluted EPS weighted average number of ordinary shares now includes the number of shares assumed to be issued for no consideration in relation to the dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price. The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share. There is no material impact on the group as a result of applying this standard.

PRINCIPLES OF CONSOLIDATION

Controlled entities: The consolidated financial statements of the consolidated entity include the financial statements of Boral Limited and all entities in which it has a controlling interest. Outside interests in the reserves and profits of entities that are under the control of Boral Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the results are included only from the date control commenced or up to the date control ceased.

Associates: Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Joint venture entities: In the consolidated financial statements, investments in joint venture entities, including partnerships, are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the joint venture entity's net profit or loss is recognised in the consolidated statement of financial performance from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

Joint venture operations: The consolidated entity's interests in unincorporated joint ventures are brought to account by including its proportionate share of joint ventures' assets, liabilities, and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

Transactions eliminated on consolidation: Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation. Unrealised gains resulting from transactions with associates and joint ventures, including those relating to contributions of non-monetary assets on establishment, are eliminated to the extent of the consolidated entity's interest. Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

Statement of the Significant Accounting Policies

BORAL LIMITED AND CONTROLLED ENTITIES

REVENUE RECOGNITION

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods and services of the same nature and value without any cash consideration are not recognised as revenues.

Sale of goods revenue: Sale of goods revenue is recognised (net of returns, discounts and allowances) when the control of goods passes to the customer.

Rendering of services revenue: Revenue from rendering services is recognised in proportion to the stage of completion of the contract when the stage of contract completion can be reliably measured. The stage of completion is assessed by reference to surveys of work performed. Where the outcome of a contract cannot be reliably estimated, contract costs are expensed as incurred. Where it is probable that the costs will be recovered, revenue is only recognised to the extent of costs incurred. An expected loss is recognised immediately as an expense.

Interest revenue: Interest income is recognised as it accrues.

Sale of non-current assets: The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets (other than property held for resale) is brought to account at the date an unconditional contract is signed.

Land held for resale: Revenue and profit from sale of property held for resale is recognised either on settlement or when all of the following conditions have been met: contracts are exchanged; a significant non-refundable deposit is received; and material conditions contained within the contract are met.

Dividends: Revenue from dividends and distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities. Revenue from dividends from associates is recognised by the parent entity when dividends are received. Revenue from dividends from other investments are recognised when received. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

INCOME TAX

The liability method of tax effect accounting has been adopted whereby income tax expense for the period has been matched with accounting profit after allowing for permanent differences relating to deductibility or assessability for income tax purposes of certain items. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

BORROWING COSTS

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and lease finance charges. Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that which is incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

FOREIGN CURRENCIES

Transactions: Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted to Australian dollars at the exchange rates ruling at balance date. Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change, except where:

- hedging specific anticipated transactions or net investments in self-sustaining operations
- relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation. In this case, the exchange difference, together with any related income tax expense/revenue, is transferred to the foreign currency translation reserve on consolidation
- relating to acquisition of qualifying assets, where qualifying assets are assets which take more than 12 months to prepare for their intended use or sale.

Translation of controlled foreign operations: Exchange differences in respect of overseas controlled operations, associates and joint ventures, resulting from the translation of assets and liabilities at exchange rates ruling at balance date and revenue and expense items at average rates for the period, together with exchange differences in respect of long term foreign currency borrowing's of Boral Limited which have been designated as being hedged against the net assets of overseas controlled entities have been taken to the foreign currency translation reserve on consolidation, net of income tax where applicable.

RECEIVABLES

Trade debtors to be settled within 60 days are carried at amounts due. The collectability of debts is assessed at balance date and specific provision is made for any doubtful accounts.

INVENTORIES AND WORK IN PROGRESS

Inventories and work in progress are valued at the lower of cost (including quarry and factory overheads where applicable) and net realisable value. Cost is determined predominantly on the first-in-first-out basis of valuation. Net realisable value is determined on the basis of each entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

Land held for resale: Development properties are carried at the lower of cost and net realisable value. Cost includes the costs of acquisition, development, and holding costs such as interest, rates and taxes. Borrowing costs and other holding costs incurred after completion of development are expensed as incurred.

CONSTRUCTION CONTRACTS IN PROGRESS

Construction contracts in progress are valued at cost plus profit determined by the percentage of completion method where the profit can be reliably determined or otherwise when a contract is completed. Costs include both variable and fixed costs directly related to specific contracts, and those which can be attributed to contract activity in general and which can be allocated to specific contracts on a reasonable basis. Also included are costs expected to be incurred under penalty clauses and rectification provisions. Provisions for losses are made in the financial statements for actual or anticipated losses as soon as the loss is identified. Payments received in advance of performance of contracts and services are not brought to account as income.

RECOVERABLE AMOUNT OF NON-CURRENT ASSETS VALUED ON A COST BASIS

The carrying amounts of non-current assets valued on the cost basis are reviewed at each reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the statement of financial performance in the reporting period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. The methodology applied in assessing the recoverable amounts of non-current assets includes, but is not limited to, an analysis of expected future cash flows discounted to their present value.

GOODWILL

Goodwill, being the excess of the cost of acquisition incurred over the fair value of the identifiable net assets acquired, is amortised to the statement of financial performance using the straight line method of calculation over the period of time during which the benefits are expected to arise, but not exceeding 20 years. The unamortised balance of goodwill is reviewed at each reporting date and recognised as an expense in the statement of financial performance to the extent that future benefits are no longer probable. The methodology applied in carrying out the review of the unamortised balance of goodwill does include, but is not limited to, an analysis of expected future cash flows discounted to their present value.

DEFERRED EXPENSES

Expenditure is deferred to the extent that management considers that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised over the period in which the related benefits are expected to be realised. The carrying value of deferred expenditure is reviewed in accordance with the policy set out under recoverable amount of non-current assets.

INVESTMENTS

Controlled entities: Investments in controlled entities are carried in Boral Limited's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

Associates: In Boral Limited's financial statements, investments in associated entities are carried at the lower of cost and recoverable amount. Income from dividends is brought to account as revenue at the time the dividend is paid by the associate.

Other companies: Interests in listed and unlisted companies which are not controlled entities nor associated entities are treated as investments and only dividend income is brought into the consolidated results. The carrying values are reviewed annually to ensure that they do not exceed recoverable amounts.

PROPERTY, PLANT AND EQUIPMENT

Acquisition: Items of property, plant and equipment are initially recorded at cost and depreciated as outlined below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials and direct labour. The proportion of overheads and other incidental costs directly attributable to its construction are also capitalised to the cost of property, plant and equipment. Borrowing costs are also capitalised to the cost of constructed property, plant and equipment using a weighted average capitalisation rate.

Disposal of assets: The gain or loss on disposal of assets is calculated as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is brought to account as profit or loss in the period in which the disposal occurs. Any realised revaluation increment relating to the disposed asset standing in the asset revaluation reserve at the time of disposal is transferred to retained earnings.

PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Leased plant and equipment: Leases of plant and equipment which are classified as finance leases are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed as incurred.

Depreciation and amortisation: Depreciation and amortisation are charged on property, plant and equipment at rates which provide for the write-down from cost or valuation over the anticipated period of their useful life to the consolidated entity. Depreciation of property, plant and equipment (see note 10) has been determined by the straight line method.

EMPLOYEE ENTITLEMENTS

Provision is made in the financial statements for benefits accruing to employees in relation to long service leave and annual leave. The provision for employee entitlements to annual leave has been calculated at nominal amounts. The provision for employee entitlements to long service leave represents an estimation of the present value of the future cash outflows. Related on-costs have also been included in respect of annual leave and long service leave. Employee contributory superannuation funds exist to provide benefits for employees and their dependants on retirement, disability or death. Where shares are issued to, or purchased for, employees as remuneration for past services, the fair value of the shares issued or purchased is expensed. The fair value of the shares issued is recorded in contributed equity. Other shares issued to employees are recorded in contributed equity at the fair value of consideration received, if any. Administrative costs are expensed.

PAYABLES

Liabilities are recognised for amounts to be paid in the future for goods and services received. Trade accounts payable are normally settled within 60 days.

INTEREST BEARING LIABILITIES

Bank loans are carried on the statement of financial position at their principal amount, subject to set-off arrangements. Interest expense is accrued and included in "Trade creditors".

DERIVATIVES

The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks: interest rate swaps, forward rate agreements, interest rate options, forward foreign exchange contracts and futures commodity fixed price swap contracts. Derivative financial instruments are not held for speculative purposes.

Hedges: Where specific hedge transactions are designated as a hedge for the purchase or sale of goods or services or an anticipated interest transaction, gains or losses arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge are deferred and included in the measurement of the transaction. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. The net receivables or payables are revalued using the foreign currency current at reporting date.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains and losses that arose on the hedge prior to its termination are included in the statement of financial performance for the period.

Where a hedge transaction is redesignated as a hedge of another transaction, gains and losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. Where the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statement of financial performance for the period. Gains or losses that arise prior to and upon maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance.

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax expense/revenue, are transferred to the foreign currency translation reserve on consolidation.

Interest rate swaps and forward rate agreements: Interest payments and receipts under interest rate swap contracts and realised gains and losses on forward rate agreements are recognised on an accruals basis in the statement of financial performance as an adjustment to borrowing costs during the period.

Interest rate options: Interest rate options are purchased to hedge interest rate exposures. The premiums paid on interest rate options and any realised gains or losses on exercise are held in other assets and are amortised to borrowing costs over the terms of the agreements.

Forward foreign exchange contracts: Forward foreign exchange contracts are accounted for as described under Hedges above.

Commodity fixed price swap contracts: Commodity fixed price swap contracts are accounted for as described under Hedges above.

ROUNDING OF AMOUNTS TO THE NEAREST $100,000

Boral Limited is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded to the nearest one hundred thousand dollars unless otherwise stated.

Notes to the Financial Statements

BORAL LIMITED AND CONTROLLED ENTITIES

1. SEGMENTS

PRIMARY REPORTING – BUSINESS SEGMENTS

	Revenue* 2002 $ millions	%	2001 $ millions	%
Building products – Australia	**999.0**	28.7	955.3	29.1
Construction materials – Australia	**1,640.0**	47.0	1,522.6	46.4
United States of America	**792.9**	22.7	756.3	23.1
Asia	**52.6**	1.5	37.9	1.2
Other	**4.3**	0.1	8.1	0.2
Segment Total	**3,488.8**	100.0	3,280.2	100.0

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are not considered material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

	Operating profit (excluding associates) 2002 $ millions	%	2001 $ millions	%	Results of associates 2002 $ millions	%	2001 $ millions	%	Operating profit before tax** 2002 $ millions	%	2001 $ millions	%
Building products – Australia	**81.8**	27.4	61.6	26.0	**3.5**	7.8	3.9	14.9	**85.3**	24.8	65.5	24.9
Construction materials – Australia	**136.0**	45.6	110.1	46.7	**6.7**	15.0	3.9	14.9	**142.7**	41.6	114.0	43.5
United States of America	**93.0**	31.2	83.7	35.5	**16.7**	37.4	15.6	59.5	**109.7**	32.0	99.3	37.9
Asia	**1.9**	0.6	1.1	0.5	**17.8**	39.8	2.8	10.7	**19.7**	5.7	3.9	1.5
Other	**(2.6)**	(0.9)	(1.1)	(0.5)	–	–	–	–	**(2.6)**	(0.8)	(1.1)	(0.4)
Non trading activities	**(2.9)**	(1.0)	(13.0)	(5.5)	–	–	–	–	**(2.9)**	(0.8)	(13.0)	(5.0)
Corporate	**(8.7)**	(2.9)	(6.4)	(2.7)	–	–	–	–	**(8.7)**	(2.5)	(6.4)	(2.4)
Segment Total	**298.5**	100.0	236.0	100.0	**44.7**	100.0	26.2	100.0	**343.2**	100.0	262.2	100.0
Disposal and restructure of businesses	–		39.0		–		–		–		39.0	
Net interest expense	**(63.2)**		(69.7)		–		–		**(63.2)**		(69.7)	
	235.3		205.3		**44.7**		26.2		**280.0**		231.5	

	Segment assets (excluding investments in associates) 2002 $ millions	%	2001 $ millions	%	Investments in associates 2002 $ millions	%	2001 $ millions	%	Total assets 2002 $ millions	%	2001 $ millions	%
Building products – Australia	**965.9**	28.2	982.5	28.1	**4.7**	1.5	5.3	2.0	**970.6**	25.9	987.8	26.3
Construction materials – Australia	**1,711.0**	50.0	1,643.0	47.1	**10.6**	3.4	7.9	2.8	**1,721.6**	46.1	1,650.9	43.8
United States of America	**706.9**	20.6	774.8	22.2	**104.5**	33.3	107.0	38.6	**811.4**	21.7	881.8	23.4
Asia	**23.3**	0.7	32.6	0.9	**193.9**	61.8	157.0	56.6	**217.2**	5.8	189.6	5.0
Other	**3.7**	0.1	12.4	0.4	–	–	–	–	**3.7**	0.1	12.4	0.3
Corporate	**13.1**	0.4	45.1	1.3	–	–	–	–	**13.1**	0.4	45.1	1.2
Segment Total	**3,423.9**	100.0	3,490.4	100.0	**313.7**	100.0	277.2	100.0	**3,737.6**	100.0	3,767.6	100.0
Cash and investments***	**43.6**		35.0		–		–		**43.6**		35.0	
Deferred tax assets (unallocated)	**125.8**		147.7		–		–		**125.8**		147.7	
	3,593.3		3,673.1		**313.7**		277.2		**3,907.0**		3,950.3	

	Liabilities 2002 $ millions	%	2001 $ millions	%	Acquisition of segment assets 2002 $ millions	%	2001 $ millions	%	Depreciation & amortisation 2002 $ millions	%	2001 $ millions	%
Building products – Australia	**159.3**	20.7	146.5	17.9	**32.9**	16.0	51.9	27.2	**42.8**	22.7	44.6	23.7
Construction materials – Australia	**321.8**	41.9	302.4	37.1	**107.4**	52.3	70.8	37.0	**94.0**	49.9	94.3	49.9
United States of America	**95.3**	12.4	120.7	14.8	**60.5**	29.5	58.6	30.6	**45.7**	24.3	44.5	23.5
Asia	**24.9**	3.2	44.8	5.5	**2.8**	1.4	0.8	0.4	**1.5**	0.8	1.2	0.6
Other	**5.2**	0.7	5.4	0.7	–	–	0.1	0.1	–	–	–	–
Corporate	**162.1**	21.1	195.7	24.0	**1.6**	0.8	9.0	4.7	**4.3**	2.3	4.4	2.3
Segment Total	**768.6**	100.0	815.5	100.0	**205.2**	100.0	191.2	100.0	**188.3**	100.0	189.0	100.0
Interest bearing liabilities (unallocated)	**924.5**		1,017.5		–		–		–		–	
Tax liabilities (unallocated)	**264.2**		262.8		–		–		–		–	
	1,957.3		2,095.8		**205.2**		191.2		**188.3**		189.0	

	Non cash expenses/(income) 2002 $ millions	%	2001 $ millions	%
Building products – Australia	**2.6**	(13.0)	(8.5)	35.5
Construction materials – Australia	**1.1**	(5.4)	11.9	(49.6)
United States of America	**(6.6)**	32.7	(10.9)	45.4
Asia	**(14.5)**	71.8	(12.1)	50.4
Other	**(0.2)**	1.0	1.1	(4.6)
Corporate	**(2.6)**	12.9	(5.5)	22.9
Segment Total	**(20.2)**	100.0	(24.0)	100.0
Disposal and restructure of businesses	–		(39.0)	
Net deferred tax balance	**25.8**		(32.9)	
	5.6		(95.9)	

Product Segments

Building products – Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products.
Construction materials – Australia	Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding.
United States of America	Bricks, rooftiles and flyash.
Asia	Plasterboard, premix concrete.
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

1. SEGMENTS (CONTINUED)

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
	Revenue*				Acquisition of segment assets							
Australia	**2,639.0**	75.7	2,477.9	75.5	**140.3**	68.3	122.7	64.2				
United States of America	**792.9**	22.7	756.3	23.1	**60.5**	29.5	58.6	30.6				
Asia	**52.6**	1.5	37.9	1.2	**2.8**	1.4	0.8	0.4				
Other	**4.3**	0.1	8.1	0.2	**–**	–	0.1	0.1				
Non trading activities	**–**	–	–	–	**–**	–	–	–				
Corporate	**–**	–	–	–	**1.6**	0.8	9.0	4.7				
Segment Total	**3,488.8**	100.0	3,280.2	100.0	**205.2**	100.0	191.2	100.0				
	Operating profit (excluding associates)				Results of associates				Operating profit before tax**			
Australia	**217.8**	73.0	171.7	72.7	**10.2**	22.8	7.8	29.8	**228.0**	66.4	179.5	68.4
United States of America	**93.0**	31.2	83.7	35.5	**16.7**	37.4	15.6	59.5	**109.7**	32.0	99.3	37.9
Asia	**1.9**	0.6	1.1	0.5	**17.8**	39.8	2.8	10.7	**19.7**	5.7	3.9	1.5
Other	**(2.6)**	(0.9)	(1.1)	(0.5)	**–**	–	–	–	**(2.6)**	(0.8)	(1.1)	(0.4)
Non trading activities	**(2.9)**	(1.0)	(13.0)	(5.5)	**–**	–	–	–	**(2.9)**	(0.8)	(13.0)	(5.0)
Corporate	**(8.7)**	(2.9)	(6.4)	(2.7)	**–**	–	–	–	**(8.7)**	(2.5)	(6.4)	(2.4)
Segment Total	**298.5**	100.0	236.0	100.0	**44.7**	100.0	26.2	100.0	**343.2**	100.0	262.2	100.0
Disposal and restructure of businesses	**–**		39.0		**–**		–		**–**		39.0	
Net interest expense	**(63.2)**		(69.7)		**–**		–		**(63.2)**		(69.7)	
	235.3		205.3		**44.7**		26.2		**280.0**		231.5	
	Segment assets (excluding investments in associates)				Investments in associates				Total assets			
Australia	**2,676.9**	78.2	2,625.5	75.2	**15.3**	4.9	13.2	4.8	**2,692.2**	72.0	2,638.7	70.1
United States of America	**706.9**	20.6	774.8	22.2	**104.5**	33.3	107.0	38.6	**811.4**	21.7	881.8	23.4
Asia	**23.3**	0.7	32.6	0.9	**193.9**	61.8	157.0	56.6	**217.2**	5.8	189.6	5.0
Other	**3.7**	0.1	12.4	0.4	**–**	–	–	–	**3.7**	0.1	12.4	0.3
Corporate	**13.1**	0.4	45.1	1.3	**–**	–	–	–	**13.1**	0.4	45.1	1.2
Segment Total	**3,423.9**	100.0	3,490.4	100.0	**313.7**	100.0	277.2	100.0	**3,737.6**	100.0	3,767.6	100.0
Cash and investments***	**43.6**		35.0		**–**		–		**43.6**		35.0	
Deferred tax assets (unallocated)	**125.8**		147.7		**–**		–		**125.8**		147.7	
	3,593.3		3,673.1		**313.7**		277.2		**3,907.0**		3,950.3	

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

Geographic Segments

Asia Asia, New Zealand

Other Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

2. OPERATING PROFIT

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	2002 $ millions	2001 $ millions
REVENUE FROM OPERATING ACTIVITIES				
Sale of goods	**3,372.9**	3,151.2	–	–
Rendering of services	**115.9**	129.0	–	–
	3,488.8	3,280.2	–	–
INTEREST REVENUE				
Interest received or receivable from:				
Wholly owned controlled entities	–	–	**147.3**	157.4
Associated entities	**0.2**	0.3	–	–
Other sources	**4.7**	44.1	**1.7**	1.1
	4.9	44.4	**149.0**	158.5
OTHER REVENUES FROM ORDINARY ACTIVITIES				
From operating activities:				
Dividends received or receivable from wholly owned controlled entities	–	–	**40.5**	283.0
Dividends received or receivable from associated companies	–	–	**2.0**	2.3
Other income	–	–	**41.2**	44.3
From outside operating activities:				
Proceeds on sale of assets including non-current assets	**32.2**	159.8	**0.5**	6.0
Proceeds from sale of controlled entities	–	–	–	15.5
	32.2	159.8	**84.2**	351.1
TOTAL EXPENSES FROM ORDINARY ACTIVITIES (EXCLUDING BORROWING COSTS)				
Cost of sales	**2,288.3**	2,130.1	–	–
Distribution expenses	**448.6**	442.2	–	–
Selling and marketing expenses	**151.6**	160.1	–	–
Administrative expenses	**280.7**	285.2	**30.1**	31.9
Net foreign exchange loss/(gain)*	**0.8**	(0.4)	**(73.7)**	120.6
Amortisation of intangibles	**18.3**	18.6	–	–
Written down value of assets sold	**34.2**	116.2	**0.8**	18.2
Other expenses	–	13.0	**34.2**	36.3
	3,222.5	3,165.0	**(8.6)**	207.0
* The net foreign exchange loss/(gain) in respect of Boral Limited principally relates to long-term borrowings and forward rate agreements which on consolidation are taken to the foreign currency translation reserve.				
PROFIT ON SALE				
Property, plant and equipment	**9.6**	52.3	**0.1**	1.3
Investments	–	–	–	2.6
	9.6	52.3	**0.1**	3.9
LOSS ON SALE				
Property, plant and equipment	**11.6**	8.7	**0.4**	0.1
Other assets	–	–	–	0.5
	11.6	8.7	**0.4**	0.6

2. OPERATING PROFIT (CONTINUED)

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
BORROWING COSTS				
Interest paid or payable to:				
Wholly owned controlled entities	**–**	–	**61.4**	20.4
Other sources	**67.9**	113.5	**57.9**	107.7
	67.9	113.5	**119.3**	128.1
Finance charges on capitalised leases	**0.2**	0.6	**–**	–
	68.1	114.1	**119.3**	128.1
DEPRECIATION AND AMORTISATION EXPENSES				
Land and buildings	**7.1**	5.1	**1.7**	0.7
Plant and equipment	**160.8**	163.8	**24.1**	24.5
Timber licences, plantation costs and mineral reserves	**1.3**	1.4	**–**	–
Leased assets capitalised	**0.8**	0.1	**–**	–
Goodwill	**16.4**	17.2	**–**	–
Other intangibles	**1.9**	1.4	**–**	–
	188.3	189.0	**25.8**	25.2
OTHER CHARGES				
Research and development costs expensed	**1.7**	2.4	**–**	–
Operating lease rental charges	**69.2**	65.9	**2.2**	3.2
Write-down of inventories	**0.7**	0.5	**–**	–
Bad and doubtful debts expense	**6.3**	16.2	**–**	5.6
All bad debts were written off to the statement of financial performance				
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE INCLUDES THE FOLLOWING REVENUES AND EXPENSES WHOSE DISCLOSURE IS RELEVANT IN EXPLAINING THE FINANCIAL PERFORMANCE OF THE ENTITY				
Profit on sale of businesses	**–**	39.0	**–**	–
Tax expense	**–**	(12.6)	**–**	–
Provision for insurance recovery losses and legal claims	**–**	(13.0)	**–**	–
Tax benefit	**–**	2.4	**–**	–

3. INCOME TAX EXPENSE

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
Income tax expense on profit from ordinary activities:				
– at Australian tax rate (30%; 2001: 34%)	**84.0**	78.7	**36.8**	59.3
– adjustment for difference between Australian and overseas tax rates	**11.0**	8.4	**–**	–
Income tax expense on pretax profit from ordinary activities at standard rates	**95.0**	87.1	**36.8**	59.3
Tax effect of major items causing permanent differences:				
Restatement of deferred tax balances due to change in company tax rate	**–**	–	**–**	5.0
Past tax losses	**(1.5)**	(0.1)	**–**	–
Current tax losses not tax effected	**–**	0.1	**–**	–
Depreciation and amortisation	**3.7**	2.2	**0.4**	0.6
Capital losses brought to account	**(0.7)**	(6.9)	**–**	(0.8)
Over provision for tax in previous years	**(2.3)**	(0.9)	**(1.1)**	–
Rebatable dividends from controlled entities	**–**	–	**(12.1)**	(96.2)
Share of associates' net profit and rebatable dividends	**(8.4)**	(3.0)	**(0.6)**	(0.8)
Other items	**1.4**	(0.7)	**(1.2)**	2.0
Income tax expense/(benefit) attributable to operating profit	**87.2**	77.8	**22.2**	(30.9)
Income tax expense/(benefit) attributable to operating profit is made up of:				
Current income tax provision	**101.3**	62.9	**46.2**	(68.9)
Deferred income tax provision	**6.5**	1.9	**(0.6)**	0.1
Deferred tax asset	**(18.3)**	13.9	**(22.3)**	37.9
Over provision for tax in previous years	**(2.3)**	(0.9)	**(1.1)**	–
	87.2	77.8	**22.2**	(30.9)

4. DIVIDENDS

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
Final prior year dividend under provided	**0.1**	–	**0.1**	–
Interim dividend of 9 cents per share, franked to 3.15 cents per share, paid 15 April 2002 (2001 paid: 17 April 2001, franked to 3.15 cents per share)	**51.6**	51.1	**51.6**	51.1
Final dividend of 10 cents per share (2001: 9 cents), franked to 7.5 cents per share, payable 19 September 2002 (2001 paid: 15 October 2001, franked to 3.15 cents per share)	**57.5**	51.1	**57.5**	51.1
	109.2	102.2	**109.2**	102.2

DIVIDEND FRANKING ACCOUNT

The balance of the franking account of Boral Limited as at 30 June 2002 is $Nil after adjusting for franking credits/(debits) that will arise from:

- the payment/refund of the amount of the provision for income tax
- payment of dividends recognised as a liability at the current balance sheet date
- the receipt of intercompany dividends from controlled entities during the current financial year.

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

5. EARNINGS PER SHARE

CLASSIFICATION OF SECURITIES AS ORDINARY SHARES

Only ordinary shares have been included in basic earnings per share.

CLASSIFICATION OF SECURITIES AS POTENTIAL ORDINARY SHARES

Options outstanding under the Executive Share Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share only.

	Consolidated	
	2002 $ millions	2001 $ millions
Earnings reconciliation		
Net profit	**192.8**	153.7
Net profit attributable to outside equity interests	**(0.4)**	(0.3)
Basic and diluted earnings	**192.4**	153.4
Weighted average number of ordinary shares used as the denominator		
Number for basic earnings per share	**571,317,538**	568,050,178
Effect of executive share options on issue	**2,846,806**	588,300
Number for diluted earnings per share	**574,164,344**	568,638,478
Basic earnings per share – ordinary shares	**33.7c**	27.0c
Diluted earnings per share – ordinary shares	**33.5c**	26.8c

Between 11 March 2002 and 8 April 2002 240,000 shares were issued upon the exercise of executive options. *The diluted EPS calculation includes that portion of these options assumed to be for nil consideration, weighted* with reference to the date of conversion.

6. RECEIVABLES

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
CURRENT				
Trade debtors	**577.4**	518.7	**1.5**	3.4
Associated entities	**17.0**	15.0	**0.8**	–
	594.4	533.7	**2.3**	3.4
Less: Provision for doubtful debts	**11.2**	15.1	**–**	–
	583.2	518.6	**2.3**	3.4
Wholly owned controlled entities	**–**	–	**5,633.0**	4,807.8
	–	–	**5,633.0**	4,807.8
Other debtors*	**65.3**	153.1	**4.8**	1.3
Less: Provision for doubtful debts	**7.0**	13.2	**–**	–
	58.3	139.9	**4.8**	1.3
	641.5	658.5	**5,640.1**	4,812.5
NON-CURRENT				
Loans to associated entities	**58.0**	58.0	**–**	–
Less: Provision for doubtful debts	**37.4**	37.4	**–**	–
	20.6	20.6	**–**	–
Other debtors*	**23.5**	28.1	**–**	–
	44.1	48.7	**–**	–
AMOUNTS RECEIVABLE:				
Not later than one year	**641.5**	658.5	**5,640.1**	4,812.5
Later than one year but not later than two years	**23.5**	7.2	**–**	–
Later than two years but not later than five years	**–**	12.1	**–**	–
Later than five years	**20.6**	29.4	**–**	–
	685.6	707.2	**5,640.1**	4,812.5

* Other debtors includes reinsurance recoveries (2002: $28.5 million; 2001: $33.3 million) in respect of claims payable to the controlled entity Boral Insurance Pty Ltd. Provisions for claims payable (2002: $38.4 million; 2001: $43.9 million) are included as a liability in the balance sheet.

7. INVENTORIES

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
CURRENT				
Raw materials and stores – at cost	**116.4**	116.4	–	–
Less: Provision for diminution	**0.8**	0.7	–	–
	115.6	115.7	–	–
Finished goods – at cost	**191.3**	197.4	–	–
Less: Provision for diminution	**1.6**	0.4	–	–
	189.7	197.0	–	–
Finished goods – at net realisable value	**2.8**	2.9	–	–
Work in progress	**41.5**	44.9	–	–
Construction contracts in progress:				
Gross amount	**69.9**	82.7	–	–
Less: Progress billings	**66.7**	79.7	–	–
	3.2	3.0	–	–
Less: Provision for losses	**0.3**	0.5	–	–
	2.9	2.5	–	–
Land held for resale – at cost	**7.6**	10.9	–	–
	360.1	373.9	–	–
NON-CURRENT				
Land held for resale – at cost	**56.2**	39.9	–	–
Land held for resale comprises:				
Cost of acquisition	**43.7**	39.8	–	–
Development costs capitalised	**20.1**	11.0	–	–
	63.8	50.8	–	–

8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Name	Principal Activity	Balance Date	Ownership interest Consolidated 2002 %	Ownership interest Consolidated 2001 %	Investment carrying amount Consolidated 2002 $ millions	Investment carrying amount Consolidated 2001 $ millions
DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:						
Fly ash Australia Pty Ltd	Fly ash collection	30-Jun	**50**	50	**0.3**	0.4
Gypsum Resources Australia Pty Ltd	Gypsum mining	30-Jun	**50**	50	**–**	–
Highland Pine Products Pty Ltd	Timber	30-Jun	**50**	50	**–**	–
Lafarge Boral Gypsum in Asia Ltd	Plasterboard	31-Dec	**47.7**	43	**239.2**	207.3
Monier Lifetile LLC	Rooftiles	31-Dec	**50**	50	**101.5**	105.0
Monier Lifetile S.R.L. de C.V.	Rooftiles	31-Dec	**50**	50	**3.0**	2.0
Penrith Lakes Development Corporation Pty Ltd	Quarrying	30-Jun	**40**	40	**–**	–
RCM Sdn Bhd	Timber	31-Dec	**33.3**	33.3	**–**	–
Rondo Building Services Pty Ltd	Rollform system	30-Jun	**50**	50	**4.6**	5.3
Sunstate Cement Ltd	Cement manufacturer	30-Jun	**50**	50	**10.4**	7.5
Tile Service Company LLC	Rooftiles	31-Dec	**50**	50	**–**	–
Wunderlich Pty Ltd (in voluntary liquidation)	Windows	30-Jun	**50**	50	**–**	–
					359.0	327.5
Less provision for diminution					**(45.3)**	(50.3)
TOTAL					**313.7**	277.2

	Consolidated 2002 $ millions	Consolidated 2001 $ millions
RESULTS OF ASSOCIATES:		
Share of associates' profit from ordinary activities before income tax expense	**49.1**	30.4
Share of associates' income tax attributable to profit from ordinary activities	**(4.4)**	(4.2)
Share of associates' net profit – equity accounted	**44.7**	26.2
SHARE OF POST-ACQUISITION RETAINED PROFITS ATTRIBUTABLE TO ASSOCIATES:		
Share of associates' retained profits at the beginning of the financial year	**49.1**	37.6
Effect of exchange rate changes	**(4.1)**	3.9
Share of associates' net profit	**44.7**	26.2
Dividends from associates	**(18.9)**	(18.6)
Share of associates' retained profits at the end of the financial year	**70.8**	49.1
SHARE OF POST-ACQUISITION ASSET REVALUATION RESERVE ATTRIBUTABLE TO ASSOCIATES:		
Asset revaluation reserve increment at the beginning of the financial year	**(6.2)**	(6.2)
Share of associates' asset revaluation reserve at the end of the financial year	**(6.2)**	(6.2)
MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES:		
Carrying amount of investments in associates at the beginning of the financial year	**277.2**	144.1
Investments in/acquisitions of associates during the year	**42.2**	103.9
Share of associates' net profit	**44.7**	26.2
Dividends from associates	**(18.9)**	(18.6)
Effect of exchange rate changes	**(28.9)**	21.6
Other	**(2.6)**	–
Carrying amount of investments in associates at the end of the financial year	**313.7**	277.2

8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

	Consolidated	
	2002 $ millions	2001 $ millions
SHARE OF ASSOCIATES' COMMITMENTS:		
Share of associates' capital expenditure commitments contracted but not provided for and payable:		
Not later than one year	**2.6**	3.5
Later than one year but not later than five years	**–**	–
Later than five years	**–**	–
	2.6	3.5
Share of associates' operating lease commitments payable:		
Not later than one year	**2.1**	3.2
Later than one year but not later than five years	**2.6**	3.7
Later than five years	**2.2**	2.5
	6.9	9.4
SUMMARY PERFORMANCE AND FINANCIAL POSITION OF ASSOCIATES:		
The consolidated entity's share of aggregate profits, assets and liabilities of associates are as follows:		
Net profits after tax	**44.7**	26.2
Current assets	**169.5**	140.9
Non-current assets	**339.7**	321.8
Total assets	**509.2**	462.7
Current liabilities	**164.5**	124.1
Non-current liabilities	**31.0**	61.4
Total liabilities	**195.5**	185.5
Net assets	**313.7**	277.2

9. OTHER FINANCIAL ASSETS

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
NON-CURRENT				
Shares in wholly owned controlled entities – at cost	**–**	–	**24.6**	40.2
Investment in partnerships – at cost	**–**	–	**15.5**	–
Unlisted shares in associated entities – at cost	**–**	–	**19.2**	19.2
Other corporations – at cost	**0.3**	0.4	**–**	0.1
Less: Provision for diminution	**(0.1)**	(0.1)	**–**	–
	0.2	0.3	**59.3**	59.5

10. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
Land and buildings:				
At cost	**872.8**	885.9	**75.6**	74.4
At recoverable amount	**10.8**	–	**–**	–
Less: Provision for depreciation and amortisation	**30.7**	26.6	**1.9**	1.4
Total land and buildings	**852.9**	859.3	**73.7**	73.0
Timber licences, plantation costs and mineral reserves:				
At cost	**52.3**	52.3	**38.9**	38.9
Less: Provision for amortisation	**10.0**	8.7	**–**	–
Total timber licences, plantation costs and mineral reserves	**42.3**	43.6	**38.9**	38.9
Plant and equipment:				
At cost	**2,840.4**	2,816.0	**461.5**	456.0
Less: Provision for depreciation	**1,669.6**	1,608.1	**279.8**	255.4
	1,170.8	1,207.9	**181.7**	200.6
Leased plant and equipment capitalised	**8.2**	4.7	**–**	–
Less: Provision for amortisation	**3.5**	1.4	**–**	–
	4.7	3.3	**–**	–
Total plant and equipment	**1,175.5**	1,211.2	**181.7**	200.6
Total property, plant and equipment	**2,070.7**	2,114.1	**294.3**	312.5
RECONCILIATIONS				
Land and buildings:				
Carrying amount – opening balance	**859.3**	860.5	**73.0**	76.2
Additions	**29.9**	12.9	**2.6**	1.5
Disposals	**(17.5)**	(34.8)	**(0.2)**	(4.0)
Acquisitions of entities or operations	**12.4**	–	**–**	–
Recoverable amount write-down	**(7.8)**	–	**–**	–
Depreciation expense	**(7.1)**	(5.1)	**(1.7)**	(0.7)
Net foreign currency exchange differences	**(16.3)**	25.8	**–**	–
Carrying amount – closing balance	**852.9**	859.3	**73.7**	73.0
Timber licences, plantation costs and mineral reserves:				
Carrying amount – opening balance	**43.6**	58.7	**38.9**	38.9
Disposals	**–**	(13.7)	**–**	–
Depreciation expense	**(1.3)**	(1.4)	**–**	–
Carrying amount – closing balance	**42.3**	43.6	**38.9**	38.9
Plant and equipment:				
Carrying amount – opening balance	**1,211.2**	1,203.8	**200.6**	201.7
Additions	**173.6**	170.3	**12.1**	24.2
Disposals	**(16.7)**	(37.6)	**(6.9)**	(0.8)
Acquisitions of entities or operations	**8.4**	–	**–**	–
Depreciation expense	**(161.6)**	(163.9)	**(24.1)**	(24.5)
Net foreign currency exchange differences	**(39.4)**	38.6	**–**	–
Carrying amount – closing balance	**1,175.5**	1,211.2	**181.7**	200.6

DEPRECIATION RATES

Class of asset	Range of Depreciation/Amortisation Rates
Land and buildings	1 – 10%
Timber licences, plantation costs and mineral reserves	1 – 5%
Plant and equipment	5 – 33.3%

10. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

VALUATIONS

The 30 June 2002 Independent and Directors' valuations of the consolidated entity's freehold land and buildings were carried out on the basis of either open market values for existing use or vacant possession and resulted in a valuation of $897.7 million for the consolidated entity (Boral Limited: $82.6 million) compared to current book values of $806.3 million (Boral Limited: $72.6 million). As land and buildings are recorded at cost, the valuation has not been brought to account although, where the valuation demonstrated an impairment in value, the relevant asset was written down by the amount of the impairment.

11. INTANGIBLE ASSETS

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
Goodwill	**348.1**	337.8	–	–
Less: Accumulated amortisation	**144.4**	132.9	–	–
	203.7	204.9	–	–
Establishment expenses, patents, trademarks and licenses	**8.5**	8.9	–	–
Less: Accumulated amortisation	**2.2**	2.1	–	–
	6.3	6.8	–	–
	210.0	211.7	–	–

AMORTISATION RATES

Goodwill is being amortised at rates between 5% and 15%.
Establishment expenses, patents, trademarks and licenses are being amortised at rates between 6.7% and 20%.

12. DEFERRED TAX ASSETS

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
NON-CURRENT				
Future income tax benefit comprises the estimated future benefit at the applicable rate of 30% in respect of the following items:				
Provisions and accrued employee entitlements not currently deductible	**66.6**	73.8	**1.9**	1.4
Tax losses carried forward *	**15.1**	13.2	–	–
Unrealised foreign exchange losses	**29.4**	42.6	**19.3**	42.6
Other items	**14.7**	18.1	**2.5**	2.0
	125.8	147.7	**23.7**	46.0
Future income tax benefit not recognised:				
The potential deferred tax asset in controlled entities has not been taken into account in respect of tax losses where recovery is not virtually certain *	**41.4**	20.9	–	–

* The potential deferred tax asset will only be obtained if:

(i) the relevant entities derive future assessable income of a nature and an amount sufficient to enable the asset to be realised, or the asset can be utilised by another company in the consolidated entity in accordance with tax law in the jurisdiction in which the company operates;

(ii) the relevant consolidated entities continue to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant entities in realising the asset.

12. DEFERRED TAX ASSETS (CONTINUED)

The gross amount of tax losses carried forward that have not been recognised and the range of expiry dates for recovery by tax jurisdiction are as follows:

Tax Jurisdiction	Expiry Date	Consolidated 2002 $ millions	Consolidated 2001 $ millions
Australia	No restriction	**48.0**	–
Germany	No restriction	**62.6**	60.5
Indonesia	No restriction	**–**	4.7
Malaysia	No restriction	**–**	1.0
Singapore	No restriction	**6.0**	6.4
New Zealand	No restriction	**3.3**	3.3
United States of America	Up to 20 years	**31.5**	25.5

13. OTHER ASSETS

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
CURRENT				
Prepayments	**13.7**	20.1	**2.3**	4.3
Deferred expenses	**14.9**	11.1	**–**	0.1
	28.6	31.2	**2.3**	4.4
NON-CURRENT				
Deferred expenses	**21.2**	19.3	**0.3**	0.1
Less: Accumulated amortisation	**8.5**	6.9	**–**	–
	12.7	12.4	**0.3**	0.1

AMORTISATION RATES

Non-current deferred expenses are generally amortised at rates between 20% and 60%, although some minor amounts of deferred expenses, including development of quarry infrastructure, are amortised at rates between 5% and 10%.

14. PAYABLES

	Consolidated 2002 $ millions	Consolidated 2001 $ millions	Boral Limited 2002 $ millions	Boral Limited 2001 $ millions
CURRENT				
Trade creditors	**476.9**	474.9	**53.6**	87.0
Due to wholly owned controlled entities	**–**	–	**3,617.7**	2,372.0
Due to associated entities	**8.2**	8.2	**–**	–
	485.1	483.1	**3,671.3**	2,459.0

15. INTEREST-BEARING LIABILITIES

	Note	Consolidated		Boral Limited	
		2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
CURRENT					
Secured:					
Other loans		**–**	0.1	**–**	–
		–	0.1	**–**	–
Unsecured:					
Bank loans		**–**	11.2	**–**	–
Bank overdrafts		**6.4**	15.5	**80.7**	112.7
Lease liabilities		**1.8**	1.7	**–**	–
		8.2	28.4	**80.7**	112.7
		8.2	28.5	**80.7**	112.7
NON-CURRENT					
Secured:					
Bank loans		**–**	21.1	**–**	21.1
Other loans		**1.1**	1.2	**–**	–
		1.1	22.3	**–**	21.1
Unsecured:					
Bank loans		**115.9**	596.1	**115.9**	412.0
Lease liabilities		**0.8**	0.3	**–**	–
Other loans		**798.5**	370.3	**266.1**	370.3
		915.2	966.7	**382.0**	782.3
		916.3	989.0	**382.0**	803.4
DEBTS PAYABLE					
Not later than one year		**8.2**	28.5	**80.7**	112.7
Later than one year but not later than two years		**115.9**	0.4	**115.0**	–
Later than two years but not later than five years		**267.3**	987.9	**267.0**	803.4
Later than five years		**533.1**	0.7	**–**	–
	26	**924.5**	1,017.5	**462.7**	916.1

SECURED BORROWINGS

The bank loans are secured by charges over certain assets of the consolidated entity.

Other loans are secured by charges over certain assets of the consolidated entity and registered mortgages.

INTEREST RATES APPLICABLE TO

Bank loans 5.67% to 6.74% per annum at a weighted average of 5.67% per annum (2001: 5.46%)

Other loans 2.11% to 8.00% per annum at a weighted average of 5.32% per annum (2001: 4.85%)

Lease liabilities 6.10% to 8.15% per annum at a weighted average of 7.40% per annum (2001: 8.20%)

The applicable weighted average interest rate for interest bearing debt as at 30 June 2002 was approximately 5.39% (2001: 5.23%).

16. LEASE LIABILITIES

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
FINANCE LEASES				
Lease commitments in respect of finance leases of plant and equipment are payable as follows:				
Not later than one year	**2.2**	1.8	**-**	-
Later than one year but not later than five years	**0.6**	0.3	**-**	-
Later than five years	**-**	-	**-**	-
	2.8	2.1	**-**	-
Less: Future finance charges and executory costs	**0.2**	0.1	**-**	-
	2.6	2.0	**-**	-

The consolidated entity leases property and equipment under finance leases expiring from one to five years. Some leases involve lease payments comprising a base amount plus an incremental contingent rental. Contingent rentals are based on the Consumer Price Index.

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
OPERATING LEASES				
Lease commitments in respect of operating leases are payable as follows:				
Not later than one year	**42.8**	49.5	**3.7**	3.8
Later than one year but not later than five years	**77.2**	70.8	**5.9**	9.8
Later than five years	**66.4**	38.5	**-**	-
	186.4	158.8	**9.6**	13.6

The consolidated entity leases property, equipment and vehicles under operating leases expiring from one to 40 years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Some leases involve lease payments comprising a base amount plus an incremental contingent rental. Contingent rentals are based on the Consumer Price Index or operating criteria.

17. CURRENT AND DEFERRED TAX LIABILITIES

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
CURRENT				
Current tax liability	**32.2**	29.3	**6.5**	7.4
	32.2	29.3	**6.5**	7.4
NON-CURRENT				
Provision for deferred tax liabilities comprises the estimated expense at the expected income tax rates depending on when the liabilities are expected to be realised, in respect of the following items:				
Difference in depreciation and amortisation of fixed assets for accounting and income tax purposes	**180.3**	188.6	**21.3**	22.6
Expenditure currently deductible but deferred and amortised for accounting purposes	**20.4**	18.4	**0.7**	-
Other items	**31.3**	26.5	**-**	-
	232.0	233.5	**22.0**	22.6

18. PROVISIONS

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	2002 $ millions	2001 $ millions
CURRENT				
Dividend	**57.5**	51.1	**57.5**	51.1
Employee entitlements	**95.8**	91.2	**5.7**	2.6
Rationalisation and restructuring	**28.5**	58.1	–	–
Claims *	**32.4**	35.6	**7.8**	4.4
Environmental costs	**11.2**	21.0	–	–
Other	**19.2**	21.1	**2.5**	3.5
	244.6	278.1	**73.5**	61.6
NON-CURRENT				
Employee entitlements	**15.3**	11.0	**0.3**	0.4
Rationalisation and restructuring	**0.1**	14.8	–	–
Claims *	**22.2**	26.0	–	–
Environmental costs	**0.9**	0.9	–	–
Other	**0.4**	1.6	–	–
	38.9	54.3	**0.3**	0.4

* Provision for claims includes the liability (2002: $38.4 million; 2001: $43.9 million) for outstanding claims incurred by the controlled entity Boral Insurance Pty Limited. Reinsurance recoveries (2002: $28.5 million; 2001: $33.3 million) in respect of such claims are included in other debtors in the balance sheet.

19. CONTRIBUTED EQUITY

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	2002 $ millions	2001 $ millions
ISSUED AND PAID-UP CAPITAL				
575,253,472 (2001: 568,050,178) ordinary shares, fully paid	**1,578.1**	1,556.7	**1,578.1**	1,556.7
MOVEMENTS IN ORDINARY SHARE CAPITAL				
Balance at the beginning of the financial year	**1,556.7**	1,556.7	**1,556.7**	1,556.7
Movements during the year:				
584,700 shares issued under employee share plan	**1.3**	–	**1.3**	–
6,378,594 shares issued under the dividend reinvestment plan	**22.3**	–	**22.3**	–
240,000 shares issued upon the exercise of executive options	**0.7**	–	**0.7**	–
Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger	**(2.9)**	–	**(2.9)**	–
Balance at the end of the financial year	**1,578.1**	1,556.7	**1,578.1**	1,556.7

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of a winding up of Boral Limited, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

20. RESERVES

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
Asset revaluation	**118.2**	118.4	**125.1**	125.2
Foreign currency translation	**29.7**	38.3	**–**	–
	147.9	156.7	**125.1**	125.2
MOVEMENTS IN RESERVES				
A. ASSET REVALUATION RESERVE:				
Balance at beginning of year	**118.4**	118.8	**125.2**	125.5
Transfer to retained earnings relating to sale of property	**(0.2)**	(0.4)	**(0.1)**	(0.3)
Balance at end of year	**118.2**	118.4	**125.1**	125.2
B. FOREIGN CURRENCY TRANSLATION RESERVE:				
Balance at beginning of year	**38.3**	15.7	**–**	–
Net (loss)/gain on translation of assets and liabilities of overseas controlled entities	**(37.1)**	116.6	**–**	–
Net gain/(loss) on translation of long term borrowings and foreign currency forward contracts net of income tax (expense)/benefit where applicable (2002: ($12.2 million); 2001: $35.4 million)	**28.5**	(94.0)	**–**	–
Balance at end of year	**29.7**	38.3	**–**	–

NATURE AND PURPOSE OF RESERVES

Asset revaluation reserve

The asset revaluation reserve includes the net revaluation increments and decrements arising from previously revalued land and buildings. This amount is not available for future write-downs as a result of using the deemed cost election for land and buildings when adopting AASB 1041.

Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to retained profits.

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

21. RETAINED PROFITS

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
Retained profits at beginning of year	**138.7**	87.1	**108.8**	5.3
Net profit attributable to members of the parent entity	**192.4**	153.4	**100.3**	205.4
Transfer from asset revaluation reserve	**0.2**	0.4	**0.1**	0.3
Dividends	**(109.2)**	(102.2)	**(109.2)**	(102.2)
Retained profits at the end of the year	**222.1**	138.7	**100.0**	108.8

22. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
Share capital	**2.0**	6.5	–	–
Asset revaluation reserve	**0.2**	0.3	–	–
Accumulated losses	**(0.6)**	(4.4)	–	–
	1.6	2.4	–	–

23. CONTINGENT LIABILITIES

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
Unsecured:				
Bank guarantees	**6.9**	7.0	–	–
Other items	**1.6**	1.6	–	–
	8.5	8.6	–	–

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to controlled entities.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed estimated clean-up costs have been expensed or provided for. For some sites, the requirements cannot be accurately assessed at this stage.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business. Any liabilities arising from such lawsuits and claims, other than those which are already provided for in the statement of financial position, would not have a material adverse effect on the consolidated financial statements.

DEED OF CROSS GUARANTEE

Under the terms of ASIC Class Order 98/1418, certain wholly owned controlled entities have been granted relief from the requirement to prepare audited financial reports. Boral Limited has entered into an approved deed of indemnity for the cross-guarantee of liabilities with those controlled entities (refer note 32).

Consolidated statement of financial performance and consolidated statement of financial position, comprising the Company and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2002 are set out in note 35.

24. COMMITMENTS

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
CAPITAL EXPENDITURE COMMITMENTS				
Contracted but not provided for:				
not later than one year	**30.3**	98.4	–	–
later than one year but not later than five years	–	–	–	–
later than five years	–	–	–	–
	30.3	98.4	–	–

The capital expenditure commitments are in respect of business acquisitions and purchase of plant and equipment.

25. EMPLOYEE ENTITLEMENTS

	Consolidated		Boral Limited	
	2002 Number	2001 Number	**2002 Number**	2001 Number
Number of employees at year end	**11,829**	11,593	**76**	78

EXECUTIVE OPTION PLAN

As at 30 June 2002, the following options to subscribe for shares had been granted by Boral Limited pursuant to an executive incentive scheme, the Boral Senior Executive Option Plan:

Tranche	Number of Options	Expiry Date	Exercise Price
(i)	1,160,000	11-Dec-2002	$5.26
(ii)	30,000	2-Mar-2003	$5.26
(iii)	720,000	4-Dec-2003	$3.00
(iv)	130,000	19-Jan-2004	$3.00
(v)	1,250,000	1-Feb-2004	$4.04
(vi)	1,684,550	6-Dec-2004	$3.18
(vii)	750,000	1-Mar-2005	$2.28
(viii)	750,000	13-Nov-2005	$2.28
(ix)	5,045,800	8-Dec-2005	$1.97
(x)	3,164,900	6-Nov-2006	$3.35

Each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company.

Certain further details of the options granted are given in clause (9) of the Directors' Report. The options in tranche (x) were issued during the year to 48 senior executives and the market price of Boral Limited shares at the time of issue of the options was $3.29.

The 3,164,900 options issued during the year were each valued at $0.579 using the Black-Scholes option-pricing formula. *If these options were expensed at this value, there would have been a $1.8 million reduction in the current* year's after tax profit of the Company and the consolidated entity.

The options are only exercisable to the extent to which the exercise hurdle is satisfied. Different exercise hurdles apply to the various tranches of options and satisfaction of these hurdles is dependent on the achievement of increases in the Boral share price, increases in the Boral Total Shareholder Return (TSR) Index (being the index measuring total shareholder return maintained by ASX) or the performance of the TSR of Boral Limited compared to the TSR of a reference group of approximately 50 listed companies or the companies from time to time comprising the ASX Top 100.

BORAL EXECUTIVE SHARE PLAN

Boral Limited also operates the Boral Executive Share Plan as an executive incentive scheme. The executives who participate in the Plan each year are separate from those who receive grants of options pursuant to the Boral Senior Executive Option Plan.

Each year, the Company pays to the Trustee of the Plan an amount not exceeding 1% of the consolidated operating profit after income tax and minority interests, the Trustee applies this amount to the purchase of Boral Limited shares on ASX and these shares are notionally allocated to executives being members of the Plan having regard to their performance. Subject to the terms and conditions of the Plan, the shares will be transferred to the members on the expiry of three years after allocation.

During the year, the Company's grant to the Plan was $1.2 million and the shares purchased were allocated to 329 executives.

At 30 June 2002, 1,625,274 Boral Limited shares and 560,533 Origin Energy Limited shares were held in the Plan.

	Consolidated		Boral Limited	
	2002 Number	2001 Number	**2002 Number**	2001 Number
Number of ordinary shares allocated to employees	**359,586**	799,108	**47,897**	106,441

	$ millions	$ millions	**$ millions**	$ millions
Total market value of those shares or other equity interests at issue date	**1.2**	1.5	**0.2**	0.2
Amounts recognised in the accounts and consolidated accounts in relation to the financial year	**1.2**	1.5	**0.2**	0.2

25. EMPLOYEE ENTITLEMENTS (CONTINUED)

SUPERANNUATION

At 30 June 2002, there were in existence a number of Superannuation Plans in Australia and overseas established by the consolidated entity, or in which the consolidated entity participates, for the benefit of employees.

The Boral Superannuation Plan and Boral Industries Inc Pension Plans are defined benefit plans while Boral Employees Superannuation Trust is an accumulation fund.

The principal types of benefit provided for under the Plans are lump sums payable on retirement, termination, death or total disability. Contributions to the Plans by both employees and entities in the consolidated entity are based on percentages of the salaries or wages of employees. Entities in the consolidated entity contribute to the Plans in accordance with the governing Trust Deeds subject to certain rights to vary, suspend or terminate such contributions and thus are not legally obliged to contribute to those Plans.

The date as at which the last actuarial assessments of the abovementioned two defined benefit funds were made and the names and qualifications of the actuaries who made those assessments are:

Plan	Date	Name and Qualification
Boral Superannuation Plan	30.06.01	M.A. Stevenson, FIA FIAA
Boral Industries Inc Pension Plan	01.01.02	K.Eric Freden, FSA

The accrued benefits, fund assets at net market value and vested benefits of the defined benefit funds are as follows:

	Boral Industries Inc Plans $ millions	Boral Superannuation Plan $ millions	Consolidated Total $ millions
Fund assets at net market value	**11.9**	**73.8**	**85.7**
Accrued benefits	**11.9**	**80.2**	**92.1**
Excess/(deficit) of fund assets over accrued benefits	**–**	**(6.4)**	**(6.4)**
Vested benefits	**11.8**	**79.1**	**90.9**
Excess/(deficit) of fund assets over vested benefits	**0.1**	**(5.3)**	**(5.2)**
Employer contributions during the year	**0.3**	**6.9**	**7.2**
Employer contributions payable/accrued as at 30 June	**–**	**–**	**–**

Accrued benefits, fund assets and vested benefits have been determined based on amounts calculated by the actuary projected forward to 30 June 2002.

Based on actuarial advice, contributions to the Boral Superannuation Plan have been increased to enable the fund to eliminate the deficit over time. Taking into account these increased contributions, and based on the abovementioned actuarial assessments and the market values of assets after meeting liabilities, funds are expected to be available to satisfy all benefits that become vested under each of the major plans in the event of:

(i) termination of the plan,

(ii) voluntary termination of the employment of each employee on the initiative of that employee, or

(iii) compulsory termination of the employment of each employee by an entity in the consolidated entity.

26. DETAILS OF CREDIT FACILITIES AND STANDBY ARRANGEMENTS AVAILABLE TO THE CONSOLIDATED ENTITY

The consolidated entity has access to the following lines of credit:

30 June – Consolidated	**2002 $ millions**			2001 $ millions		
	Facility Limit	**Utilised**	**Unutilised**	Facility Limit	Utilised	Unutilised
US Senior notes	**532.4**	**532.4**	**–**	–	–	–
US Commercial paper	**1,774.6**	**266.1**	**1,508.5**	1,970.4	370.3	1,600.1
AUD Short term notes	**500.0**	**–**	**500.0**	500.0	–	500.0
AUD Medium term notes	**500.0**	**–**	**500.0**	500.0	–	500.0
AUD Bank loans	**200.0**	**115.0**	**85.0**	450.1	450.1	–
Foreign currency bank loans	**0.9**	**0.9**	**–**	197.1	197.1	–
Other	**35.6**	**10.1**	**25.5**	–	–	–
Standby note issuance facility	**532.4**	**–**	**532.4**	591.1	–	591.1
Total facilities	**4,075.9**	**924.5**	**3,151.4**	4,208.7	1,017.5	3,191.2

26. DETAILS OF CREDIT FACILITIES AND STANDBY ARRANGEMENTS AVAILABLE TO THE CONSOLIDATED ENTITY (CONTINUED)

US SENIOR NOTES

US$300 million senior unsecured note placement to institutions in the North American Private Placement market. The notes were structured in four tranches comprising maturities of US$42.0 million for seven years, US$152.5 million for 10 years, US$52.0 million for 12 years and US$53.5 million for 15 years where fixed coupon interest rates of 6.62%, 6.91%, 7.01% and 7.11% per annum respectively apply.

US COMMERCIAL PAPER

US commercial paper facility – US$500 million (A$887 million) non-underwritten facility whereby issuance is conducted through a two dealer arrangement. Commercial paper is issued for periods not exceeding 365 days from the date of issue, with the applicable interest rate benchmark being agreed to between the investor and the issuer at the date notes are purchased by investors.

Euro commercial paper facility – US$500 million (A$887 million) or its equivalent in alternative currencies non underwritten facility whereby issuance is conducted through a two dealer arrangement. Commercial paper can be issued for periods not exceeding 365 days from the date of issue, with the applicable interest rate benchmark being referenced to the London Interbank Offerred Rates (LIBOR).

AUD SHORT TERM NOTES

Australian Dollar Domestic Short Term Note Program – A$500 million non-underwritten facility whereby issuance by Boral Limited is conducted through a panel of four dealers. Notes can be issued for periods not exceeding 365 days from the date of issue with the applicable interest rate benchmark being referenced to the Bank Bill Swap Rate (BBSW).

AUD MEDIUM TERM NOTES

Australian Dollar Domestic Medium Term Note Program – A$500 million non-underwritten facility whereby issuance is conducted through a panel comprising four placement agents. Medium term notes will be issued with maturities of not less than 365 days where no restriction applies concerning the maximum issue period. The applicable interest rate can either be fixed or variable which is determined between the issuer and investor at the date notes are purchased by investors.

BANK LOAN FACILITIES

Cash advances – A$200 million cash advance facility provided by an international bank. As at 30 June 2002, A$115 million is outstanding under this facility. The maturity of the facility is June 2004 with the applicable interest rate benchmark being referenced to BBSW.

OTHER LOAN FACILITIES

Fully drawn multi-currency bank and non-bank loans are arranged for use by the consolidated entity with the general terms and conditions being set and agreed to with the respective lending entity on an activation and or annual review basis.

STANDBY NOTE ISSUANCE FACILITY

Note issuance facility – committed US$300 million (A$532 million) financing underwritten by a panel of international banks. This facility matures at 30 June 2005, with the applicable interest rate benchmark being based on LIBOR.

BANK OVERDRAFTS

The consolidated entity operates unsecured bank overdraft facility arrangements in Australia and the US that have combined limits of A$25 million. The facilities within Australia are conducted on a setoff basis and all facilities are subject to variable rates of interest determined by the lending bank's benchmark interest rate. All facilities are subject to annual review where repayment can occur on demand by the lending bank.

27. FINANCIAL INSTRUMENTS

The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest/foreign exchange rates and certain commodity prices. Accordingly, the consolidated entity uses financial instruments not recognised on the statement of financial position to minimise the financial volatility these exposures create to its operating results and financial position.

(A) INTEREST RATE RISK

The consolidated entity enters into interest rate swap and option transactions with the purpose of controlling the interest cost of funding associated with external debt raised.

Implementation of interest rate swap and option instruments allows the consolidated entity the flexibility to raise term borrowings at fixed or variable interest rates and subsequently these borrowings can be effectively converted to either variable interest rates or locked into fixed interest rates to remove the interest cost uncertainty.

The maturity profile of existing swap transactions is principally between two and ten years and, in accordance with financial market convention, each swap requires a quarterly or semi-annual payment (fixed/variable) of interest and a corresponding receipt of (variable/fixed) interest. The swap contract allows settlement to occur on the basis that either a net amount of interest is payable by or receivable to the consolidated entity. At 30 June 2002, fixed rates applicable to the consolidated entity's multicurrency interest rate swap portfolio range between 4.5% and 10.3% (weighted average 5.34%) which compares with a range of 1.9% to 4.9% using floating rates referenced against 90 day LIBOR and BBSW at balance date (weighted average 3.6%).

An interest rate cap was purchased giving the right but not the obligation to convert US$25 million of floating interest rate debt to a fixed rate of 6.90% per annum.

The expiry date on the cap is April 2003 and at 30 June 2002 the rights available under the cap had not been exercised as market rates were below the fixed rate of 6.90% per annum.

The following tables provide the consolidated entity's exposure to interest rate risk and the weighted average interest rate for the various categories of financial assets and financial liabilities existing at balance date.

		Fixed Interest maturing in:						
	Floating interest rate	1 Year or less $ millions	Over 1 to 5 years $ millions	More than 5 years $ millions	Non-interest bearing $ millions	Total $ millions	Weighted average interest rate %	Net fair value $ millions
30 June 2002 – Consolidated								
Financial asset								
Cash	**43.4**	**–**	**–**	**–**	**–**	**43.4**	**4.7**	**43.4**
Receivables	**–**	**–**	**–**	**–**	**685.6**	**685.6**	**–**	**685.6**
Investments accounted for using the equity method	**–**	**–**	**–**	**–**	**313.7**	**313.7**	**–**	**313.7**
Other financial assets	**–**	**–**	**–**	**–**	**0.2**	**0.2**	**–**	**0.2**
Financial liabilities								
Accounts payable	**–**	**–**	**–**	**–**	**485.1**	**485.1**	**–**	**485.1**
Bank overdrafts and loans	**392.1**	**–**	**–**	**532.4**	**–**	**924.5**	**5.4**	**943.7**
Unrecognised financial instruments								
Interest rate swaps* – underlying debt	**(462.8)**	**96.6**	**525.9**	**(159.7)**	**–**	**–**	**5.3**	**(19.3)**
30 June 2001 – Consolidated								
Financial asset								
Cash	34.7	–	–	–	–	34.7	4.4	34.7
Receivables	–	–	–	–	707.2	707.2	–	707.2
Investments accounted for using the equity method	–	–	–	–	277.2	277.2	–	277.2
Other financial assets	–	–	–	–	0.3	0.3	–	0.3
Financial liabilities								
Accounts payable	–	–	–	–	483.1	483.1	–	483.1
Bank overdrafts and loans	1,017.5	–	–	–	–	1,017.5	5.2	1,017.5
Unrecognised financial instruments								
Interest rate swaps* – underlying debt	(585.4)	110.0	401.3	74.1	–	–	6.9	(18.2)

* Represents notional principal amounts.

27. FINANCIAL INSTRUMENTS (CONTINUED)

(B) FOREIGN EXCHANGE RISK

The consolidated entity is exposed to foreign currency exchange risk. This occurs as a result of firstly, the purchase of materials, some plant and equipment and the sale of products for amounts denominated in foreign currencies, secondly, the translation of its investment in overseas domiciled operations and thirdly, interest expense related to certain non-AUD denominated borrowings.

In order to mitigate the economic volatility caused by fluctuations in foreign currency rates, the consolidated entity enters into foreign exchange forward contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies. Additionally foreign currency denominated borrowings and forward rate agreements are used to hedge its investment in overseas operations.

At balance date the consolidated entity has the following contracts outstanding which are required to hedge the foreign exchange exposures outlined in the above paragraphs.

30 June – Consolidated	2002 Contract 1 year or less $ millions	2002 Weighted average exchange rate	2002 Net unrecognised gains/(losses) $ millions	2001 Contract 1 year or less $ millions	2001 weighted average exchange rate	2001 Net unrecognised gains/(losses) $ millions
Foreign currency forward contracts						
Buy AUD/Sell USD*	**98.8**	**0.6665**	–	297.7	0.6148	–
Buy USD/Sell AUD*	**65.9**	**0.5004**	–			
Buy USD/Sell AUD	**58.1**	**0.5183**	**(4.7)**	2.5	0.4974	0.1
Buy EUR/Sell AUD	**2.5**	**0.6016**	**0.1**	–	–	–
Buy DEM/Sell AUD	–	–	–	0.3	1.1450	–
Buy CAD/Sell AUD	–	–	–	0.3	0.8199	–
Currency options						
Purchased USD calls	–	–	–	27.6	0.5064	–
Purchased GBP calls	**2.4**	**0.3500**	–	–	–	–

* Foreign currency forward contract are utilised to hedge Boral's US domiciled operations. Accordingly periodical foreign currency revaluation gains or losses are brought to account through the foreign currency translation reserve.

(C) COMMODITY PRICE RISK

The consolidated entity has exposure to fluctuations in oil based and aluminium product commodity prices. This exposure results from the consolidated entity's business activities associated with construction materials and windows fabrication. In order to reduce the adverse financial effects caused by unfavourable price movements fixed rate price swaps are utilised to mitigate this risk.

30 June – Consolidated	2002 Contract amount $ millions	2002 Net Fair value $ millions	2002 Net unrecognised gains/(losses) $ millions	2001 Contract amount $ millions	2001 Net Fair value $ millions	2001 Net unrecognised gains/(losses) $ millions
OIL BASED PRODUCT PURCHASES PAY FIXED/RECEIVE FLOATING – SWAPS						
Not longer than one year	**10.6**	**14.2**	**3.6**	15.6	15.8	0.2
ALUMINIUM PRODUCT PURCHASES PAY FIXED/RECEIVE FLOATING – SWAPS						
Not longer than one year	**3.3**	**3.4**	**0.1**	–	–	–

27. FINANCIAL INSTRUMENTS (CONTINUED)

(D) CREDIT RISK

Credit risk represents the loss that would be incurred if counterparties to financial transactions fail to fulfil their obligations as contracted at maturity. The consolidated entity minimises its exposure to credit risk through the adoption of counterparty credit limits which are determined in accordance with international credit ratings. At balance date, the consolidated entity has no significant concentration of credit risk with any single counterparty.

Recognised financial instruments
The credit risk relating to financial assets of the consolidated entity which are recognised on the balance sheet is the carrying amount net of any provision for doubtful debts.

Unrecognised financial instruments
Credit risk relating to off-balance sheet derivative contracts is minimised through using internationally recognised financial intermediaries, where the exposure limit applicable to each respective counterparty is determined with reference to the credit rating assigned by the international rating agencies. The policy of the consolidated entity generally requires that financial transactions are only entered into with institutions having an A-/A3 or greater long term international credit rating. Credit exposures relating to foreign currency, commodity and interest rate derivatives are represented by the positive net fair value position of the contracts, as disclosed, subject to the counter-parties performing as contracted.

(E) NET FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Net fair values of financial assets and liabilities are determined by the consolidated entity using the following criteria:

Recognised financial instruments
Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amounts applicable to bank term deposits, accounts receivable, accounts payable, bank loans and dividend payable approximate net fair value.

Unrecognised financial instruments
The valuation of off-balance sheet financial instruments detailed in this note reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at the balance date. This is determined using independent market quotations and adopting conventional market valuation techniques.

28. REMUNERATION OF EXECUTIVES

The remuneration of executives who work wholly or mainly outside Australia is not included in this disclosure. Executive officers are those officers who have a direct involvement in the management of strategic direction, general management or control at an operating divisional level.

The number of executive officers of the Company and of controlled entities, whose remuneration from the Company or related parties, and from entities in the consolidated entity, falls within the following bands:

	Consolidated		Boral Limited	
	2002 Number	2001 Number	**2002 Number**	2001 Number
$140,000 – $149,999	**–**	1	**–**	–
$150,000 – $159,999	**–**	1	**–**	–
$160,000 – $169,999	**1**	2	**–**	1
$180,000 – $189,999	**1**	2	**–**	–
$190,000 – $199,999	**1**	3	**–**	2
$200,000 – $209,999	**2**	–	**–**	–
$210,000 – $219,999	**2**	8	**–**	2
$220,000 – $229,999	**3**	4	**1**	–
$230,000 – $239,999	**3**	–	**–**	–
$240,000 – $249,999	**4**	3	**–**	1
$250,000 – $259,999	**–**	4	**–**	1
$260,000 – $269,999	**5**	–	**2**	–
$270,000 – $279,999	**1**	1	**–**	–
$280,000 – $289,999	**1**	1	**–**	–
$290,000 – $299,999	**3**	–	**1**	–
$310,000 – $319,999	**–**	2	**–**	1
$330,000 – $339,999	**1**	–	**–**	–
$340,000 – $349,999	**1**	1	**–**	1
$350,000 – $359,999	**1**	–	**1**	–
$360,000 – $369,999	**1**	–	**–**	–
$380,000 – $389,999	**–**	1	**–**	1
$390,000 – $399,999	**1**	–	**1**	–
$400,000 – $409,999	**1**	–	**–**	–
$410,000 – $419,999	**1**	–	**1**	–
$420,000 – $429,999	**1**	1	**1**	1
$440,000 – $449,999	**–**	1	**–**	–
$460,000 – $469,999	**–**	1	**–**	1
$470,000 – $479,999	**1**	–	**1**	–
$480,000 – $489,999	**–**	1	**–**	–
$500,000 – $509,999	**–**	1	**–**	–
$510,000 – $519,999	**–**	2	**–**	1
$520,000 – $529,999	**1**	–	**1**	–
$540,000 – $549,999	**–**	1	**–**	–
$550,000 – $559,999	**1**	–	**–**	–
$560,000 – $569,999	**1**	–	**–**	–
$600,000 – $609,999	**–**	1	**–**	–
$610,000 – $619,999	**–**	1	**–**	–
$650,000 – $659,999	**1**	–	**1**	–
$660,000 – $669,999	**1**	–	**–**	–
$760,000 – $769,999	**1**	–	**–**	–
$1,070,000 – $1,079,999	**–**	1	**–**	–
$2,140,000 – $2,149,999	**–**	1	**–**	1
$2,390,000 – $2,399,999	**1**	–	**1**	–
	43	46	**12**	14

	$'000	$'000	**$'000**	$'000
Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is $100,000 or more	**16,126**	16,199	**6,687**	6,070

28. REMUNERATION OF EXECUTIVES (CONTINUED)

The number of executive officers of the Company and controlled entities for the year ended June 2002 includes three executives who ceased employment during that year. The number of executive positions as at 30 June 2002 was 41. The total income received in 2002 includes termination payments, which were consistent with their entitlements and market practice, to those officers who ceased employment during 2002 .

The emoluments disclosed in the Directors' Report differ due to the inclusion of the value of shares and options by virtue of the differing requirements of the Corporations Act 2001 and the Accounting Standards.

29. REMUNERATION OF DIRECTORS

The number of Directors of Boral Limited whose income from the Company or any related party falls within the following bands:

	2002 Number	2001 Number
$60,000 – $69,999	**4**	5
$70,000 – $79,999	**1**	–
$160,000 – $169,999	**–**	1
$180,000 – $189,999	**1**	–
$510,000 – $519,999	**–**	–
$530,000 – $539,999	**–**	–
$1,350,000 – $1,359,999	**–**	–
$2,140,000 – $2,149,999	**–**	1
$2,390,000 – $2,399,999	**1**	–
	7	7

	Consolidated		Boral Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Total income paid or payable, or otherwise made available, to all Directors of the Company and controlled entities, including executive Directors, except those who are Directors of wholly owned controlled entities only, from the Company or any related party.	**5,984**	6,947	**2,920**	2,668
Retirement benefits				
Retirement payments to former directors of the Company and controlled entities	**–**	–	**–**	–

The emoluments disclosed in the Directors' Report differ due to the inclusion of the value of shares and options by virtue of the differing requirements of the Corporations Act 2001 and the Accounting Standards.

30. AUDITORS' REMUNERATION

	Consolidated		Boral Limited	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
AUDIT SERVICES – KPMG:				
Boral group statutory audit	**1,057**	1,087	**90**	90
Other regulatory audits and advice	**43**	–	**41**	–
	1,100	1,087	**131**	90
OTHER SERVICES – KPMG:				
Taxation services	**720**	180	**–**	–
Other assurance services	**238**	–	**–**	–
	958	180	**–**	–

31. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES

The following controlled entities were acquired or disposed of during the financial year ended 30 June 2002:

	Consideration paid/(received) $ millions	(Profit)/loss on disposal $ millions	Beneficial ownership %
Entities acquired			
Boral Construction Materials Group Ltd acquired:			
Concrite Holdings Pty Ltd Concrite Pty Ltd Contest Concrete Testing Pty Ltd Citywide Ready Mixed Concrete Pty Ltd	70.8		100.0
Entities disposed of			
Boral Malaysia Sdn Bhd	–	–	
Boral Wall Systems (Malaysia) Sdn Bhd	–	–	
Boral Systems Technology (Malaysia) Sdn Bhd	–	–	

Name changes during the financial period

BEC Pty Ltd	To	BEC Pty Ltd (in voluntary liquidation)
Boral Bricks (Vic) Ltd	To	Boral Bricks (Vic) Ltd (in voluntary liquidation)
Boral B Products Pty Ltd	To	Boral B Products Pty Ltd (in voluntary liquidation)
Boral Bricks (NSW) Pty Ltd	To	Boral Bricks (NSW) Pty Ltd (in voluntary liquidation)
Boral Building Products Business Services Pty Ltd	To	Boral Shared Services Pty Ltd
Boral Mills Ltd	To	Boral Mills Ltd (in voluntary liquidation)
Boral Windows Pty Ltd	To	Boral Windows Pty Ltd (in voluntary liquidation)
Brandon Timbers Pty Ltd	To	Brandon Timbers Pty Ltd (in voluntary liquidation)
Hardy's Properties Pty Ltd	To	Hardy's Properties Pty Ltd (in voluntary liquidation)
Heron's Creek Timber Mills Pty Ltd	To	Heron's Creek Timber Mills Pty Ltd (in voluntary liquidation)
Hi-Quality Concrete Industries Pty Ltd	To	Hi-Quality Concrete Industries Pty Ltd (in voluntary liquidation)
Mavis Properties Pty Ltd	To	Mavis Properties Pty Ltd (in voluntary liquidation)
Miners Rest Quarries Pty Ltd	To	Miners Rest Quarries Pty Ltd (in voluntary liquidation)
Mount Lyell Investments Pty Ltd	To	Mount Lyell Investments Pty Ltd (in voluntary liquidation)
P Kennedy Pty Ltd	To	P Kennedy Pty Ltd (in voluntary liquidation)
Standard Properties Pty Ltd	To	Standard Properties Pty Ltd (in voluntary liquidation)
Stone Fixing Pty Ltd	To	Stone Fixing Pty Ltd (in voluntary liquidation)
Trisamba Pty Ltd	To	Trisamba Pty Ltd (in voluntary liquidation)
Wagga Wagga Holdings Pty Ltd	To	Wagga Wagga Holdings Pty Ltd (in voluntary liquidation)
Wunderlich Windows Pty Ltd	To	Wunderlich Windows Pty Ltd (in voluntary liquidation)

31. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES (CONTINUED)

There were no controlled entities acquired or disposed of during the financial year ended 30 June 2001.

	Beneficial ownership %
Entities incorporated during the financial year ended 30 June 2001:	
BMT Holdings Inc.	100.0
Boral Bricks Holding Inc.	100.0
Boral Bricks of Texas L.P.	100.0
Boral Finance USA Inc.	100.0
Boral International Holdings Inc.	100.0
Boral Material Technologies of Texas L.P.	100.0
Boral Wall Systems (H.K.) Limited	100.0

Name changes during the financial period:

Ampliform Pty Ltd	To	Ampliform Pty Ltd (in voluntary liquidation)
BCSC Gypsum Investments Pty Ltd	To	Boral Building Materials Pty Ltd
BCSC Investments Pty Ltd	To	Boral Investments Pty Ltd
BMI Mining Pty Ltd	To	BMI Mining Pty Ltd (in voluntary liquidation)
Boral Bricks (Qld) Ltd	To	Boral Bricks (Qld) Ltd (in voluntary liquidation)
Boral Concrete Products Pty Ltd	To	Boral Concrete Products Pty Ltd (in voluntary liquidation)
Circle ESF Pty Limited	To	Alsafe Premix Concrete Pty Limited
Clarke Brick Pty Ltd	To	Clarke Brick Pty Ltd (in voluntary liquidation)
Deane & Runge Pty Ltd	To	Dean & Runge Pty Ltd (in voluntary liquidation)
Duncan's Eden Pty Ltd	To	Duncan's Eden Pty Ltd (in voluntary liquidation)
Hardy's Timber Pty Ltd	To	Hardy's Timber Pty Ltd (in voluntary liquidation)
Melocco Pty Ltd	To	MLO Pty Ltd
Ramsay Dredging Co Pty Ltd	To	Ramsay Dredging Co Pty Ltd (in voluntary liquidation)
Robb & Brown Pty Ltd	To	Robb & Brown Pty Ltd (in voluntary liquidation)
Tasmanian Board Mills Ltd	To	Board Mills Ltd
Western Ash Company de Mexico SA de CV	To	Boral Material Technologies SA de CV

32. CONTROLLED ENTITIES

The financial statements of the following entities have been consolidated to determine the results of the consolidated entity.	Country of Incorporation	**Beneficial ownership by** **Consolidated Entity 2002 %**	**Boral Limited 2002 %**	Beneficial ownership by Consolidated Entity 2001 %	Boral Limited 2001 %
Boral Limited	Australia				
Erinbrook Pty Ltd <	Australia	**100**	**100**	100	100
Hi-Quality Concrete Industries Pty Ltd (in voluntary liquidation) <	Australia	**100**	**100**	100	100
Blue Circle Southern Cement Pty Ltd*<	Australia	**100**	**100**	100	100
Trisamba Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Mainland Cement Pty Ltd <	Australia	**100**		100	
Boral Building Materials Pty Ltd*<	Australia	**100**	**100**	100	100
Boral International Pty Ltd*<	Australia	**100**		100	
Boral International Holdings Inc.	USA	**100**		100	
Boral Asia Pacific Pte Ltd	Singapore	**100**		100	
Boral Building Services Pty Ltd*<	Singapore	**100**		100	
Boral Wall Systems (H.K.) Ltd	Hong Kong	**100**		100	
Pt Jaya Readymix	Indonesia	**90**		90	
Boral Industries Inc.	USA	**100**		100	
Boral Finance USA Inc.	USA	**100**		100	
Boral Lifetile Inc.	USA	**100**		100	
United States Tile Co.	USA	**100**		100	
Boral Bricks Inc.	USA	**100**		100	
Boral Gas NV	Netherlands Antilles	**100**		100	
Baltimore Brick	USA	**100**		100	
Boral Bricks Holdings Inc.	USA	**100**		100	
Boral Bricks of Texas L.P.	USA	**100**		100	
Savannah Classic Stone LLC	USA	**66.7**		–	
Boral Material Technologies Inc.	USA	**100**		100	
WAC Holdings Inc.	USA	**100**		100	
Boral Material Technologies SA de CV	Mexico	**100**		100	
BMT Holdings Inc.	USA	**100**		100	
Boral Materials Technologies of Texas L.P.	USA	**100**		100	
Boral Benefits Management Inc.	USA	**89.47**		89.47	
Boral Malaysia Sdn Bhd	Malaysia	**–**		90	
Boral Wall Systems (Malaysia) Sdn Bhd	Malaysia	**–**		90	
Boral Systems Technology (Malaysia) Sdn Bhd	Malaysia	**–**		90	
Boral Asia (China) Limited	Bermuda	**100**		100	
Boral Tongling Building Materials Company Ltd	China	**60**		60	
Boral (UK) Ltd	UK	**100**		100	
Boral Investments BV	Netherlands	**100**		100	
B&H Ziegel Center GmbH	Germany	**100**		100	
Boral Investments Ltd	Jersey	**100**		100	
Boral Keramik Wand Und Boden GmbH	Germany	**100**		100	
Boral Mecklenburger Ziegel GmbH	Germany	**100**		100	
Boral Industries Ltd <	NZ	**100**		100	
Boral Building Products (NZ) Ltd	NZ	**100**		100	
Boral Industries Nominees Ltd	NZ	**100**		100	
Boral Australian Gypsum Ltd*<	Australia	**100**		100	
Waratah Gypsum Pty Ltd (in voluntary liquidation)	Australia	**100**		100	
Boral Plaster Fixing Pty Ltd <	Australia	**100**		100	

32. CONTROLLED ENTITIES (CONTINUED)

The financial statements of the following entities have been consolidated to determine the results of the consolidated entity.	Country of Incorporation	Beneficial ownership by Consolidated Entity 2002 %	Beneficial ownership by Boral Limited 2002 %	Beneficial ownership by Consolidated Entity 2001 %	Beneficial ownership by Boral Limited 2001 %
Boral Investments Pty Ltd*<	Australia	**100**	**100**	100	100
Boral Construction Materials Ltd*<	Australia	**100**		100	
Boral Resources (WA) Ltd*<	Australia	**100**		100	
Boral Contracting Pty Ltd* <	Australia	**100**		100	
Boral Resources (Vic) Pty Ltd*<	Australia	**100**		100	
Avon Quarries (Holdings) Pty Ltd (in voluntary liquidation)	Australia	**100**		100	
Deane & Runge Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Miners Rest Quarries Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
P Kennedy Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Boral Resources (Qld) Pty Ltd*<	Australia	**100**		100	
Ramsay Dredging Co Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Australian Chemical Company Pty Ltd (in voluntary liquidation)	Australia	**100**		100	
Boral Resources (NSW) Pty Ltd*<	Australia	**100**		100	
Bitumax Pty Ltd*<	Australia	**100**		100	
Boral Recycling Pty Ltd<	Australia	**100**		100	
De Martin & Gasparini Pty Ltd*<	Australia	**100**		100	
De Martin & Gasparini Concrete Placers Pty Ltd <	Australia	**100**		100	
De Martin & Gasparini Pumping Pty Ltd<	Australia	**100**		100	
De Martin & Gasparini Contractors Pty Ltd <	Australia	**100**		100	
Boral Construction Materials Group Ltd*<	Australia	**100**		100	
Concrite Holdings Pty Ltd >	Australia	**100**		100	
Concrite Pty Ltd >	Australia	**100**		100	
Contest Concrete Testing Pty Ltd	Australia	**100**		100	
Citywide Ready Mixed Concrete Pty Ltd	Australia	**100**		100	
BMI Mining Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Boral Resources (SA) Ltd*<	Australia	**100**		100	
Road Surfaces Group Pty Ltd*<	Australia	**100**		100	
Boral Formwork & Scaffolding Pty Ltd	Australia	**100**		100	
Alsafe Premix Concrete Pty Limited	Australia	**100**		100	
Boral Transport Ltd*<	Australia	**100**		100	
Haxton Haulage Pty Ltd (in voluntary liquidation)	Australia	**100**		100	
Boral Corporate Services Pty Ltd	Australia	**100**		100	
Bitupave Ltd*<	Australia	**100**		100	
Boral Resources (Country) Pty Ltd*<	Australia	**100**		100	
Clark Brick Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
BR Tiles Pty Ltd <	Australia	**100**		100	
MLOP Pty Ltd*<	Australia	**100**		100	
Stone Fixing Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Onoda Hong Kong Ltd	Hong Kong	**100**		100	
BEC Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Bayview Pty Ltd <	Australia	**100**		100	
Bayview Quarries Pty Ltd <	Australia	**100**		100	
Dandenong Quarries Pty Ltd <	Australia	**100**		100	
Mavis Properties Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Mount Lyell Investments Ltd (in voluntary liquidation)*<	Australia	**100**		100	
Boral Insurance Pty Ltd >	Australia	**100**		100	
Boral Johns Perry Ltd (in voluntary liquidation)	Australia	**100**		100	
Boral Concrete Products Pty Ltd (in voluntary liquidation)*<	Australia	**100**		100	

32. CONTROLLED ENTITIES (CONTINUED)

The financial statements of the following entities have been consolidated to determine the results of the consolidated entity.	Country of Incorporation	Beneficial ownership by Consolidated Entity 2002 %	Beneficial ownership by Boral Limited 2002 %	Beneficial ownership by Consolidated Entity 2001 %	Beneficial ownership by Boral Limited 2001 %
Boral Building Products Ltd*<	Australia	**100**		100	
Boral Hollostone Masonry (South Aust) Pty Ltd*<	Australia	**100**		100	
Sawmillers Exports Pty LTD	Australia	**90**		90	
Oberon Softwood Holdings Pty Ltd	Australia	**100**		100	
Allen Taylor & Company Ltd*<	Australia	**100**		100	
Duncan's Holding Ltd*<	Australia	**100**		100	
Duncan's (Eden) Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Herons Creek Timber Mills Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
SPC Timber Ltd*<	Australia	**100**		100	
Brandon Timbers Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Standard Properties Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Boral Timber Tasmania Ltd*<	Australia	**100**		100	
Northern Forest Investments Pty Ltd*<	Australia	**100**		100	
Boral Mills Ltd (in voluntary liquidation)*<	Australia	**100**		100	
Timber Industries Ltd*<	Australia	**100**		100	
Wagga Wagga Holdings Pty Ltd (in voluntary liquidation)*<	Australia	**100**		100	
Hardy's Properties Pty Ltd (in voluntary liquidation)*<	Australia	**100**		100	
Hardy's Timber Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Hardy's Pty Ltd*<	Australia	**100**		100	
Boral Bricks Pty Ltd*<	Australia	**100**		100	
Boral Bricks (NSW) Pty Ltd (in voluntary liquidation)*<	Australia	**100**		100	
Boral Bricks (Qld) Ltd (in voluntary liquidation)*<	Australia	**100**		100	
Midland Brick Company Pty Ltd*<	Australia	**100**		100	
Boral Masonry Ltd*	Australia	**100**		100	
EPM Concrete Pty Ltd <	Australia	**100**		100	
Boral Montoro Pty Ltd*<	Australia	**100**		100	
Boral Windows Systems Ltd*<	Australia	**100**		100	
Wunderlich Windows Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Ampliform Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Dowell Australia Ltd (in voluntary liquidation)	Australia	**100**		100	
The Glass and Aluminium Suppliers Pty Ltd (in voluntary liquidation)	PNG	**53.33**		53.33	
Boral Windows Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Robb & Brown Pty Ltd (in voluntary liquidation) <	Australia	**100**		100	
Boral Shared Services Pty Ltd*<	Australia	**100**		100	
Boral B Products Pty Ltd (in voluntary liquidation)*<	Australia	**100**		100	
Boral Bricks (Vic) Ltd (in voluntary liquidation)*<	Australia	**100**		100	
Boral Superannuation Pty Ltd	Australia	**100**		100	

< Entered into a cross guarantee with Boral Limited (refer note 35).

> New entrant to the cross guarantee with Boral Limited during the year (refer note 35).

* Granted relief by the Australian Securities and Investments Commission from specified accounting requirements in accordance with a Class Order.

All the shares held by Boral Limited in controlled entities are ordinary shares.

33. RELATED PARTY DISCLOSURES

CONTROLLED ENTITIES

Interests held in controlled entities are set out in note 32.

PARTLY OWNED CONTROLLED ENTITIES

Details of interests in partly owned controlled entities are also set out in note 32. During the year, the Company entered into transactions with certain of these entities primarily involving loans to the Company which were conducted on the same terms and conditions as loans from wholly owned controlled entities. All other transactions are in the ordinary course of business and on normal terms and conditions.

ASSOCIATED ENTITIES

Interests held in associated entities are set out in note 8. The business activities of a number of these entities are conducted under joint venture arrangements. Associated entities conduct business transactions with various controlled entities. Such transactions and resulting year end balances, which are immaterial in amount, include purchases and sales of certain products, dividends and interest. All such transactions are conducted on the basis of normal commercial terms and conditions.

DIRECTORS

The following persons held the position of Director of Boral Limited during the financial year:

E.A. Alexander E.J. Cloney R.T. Halstead K.J. Moss R.T. Pearse M.R. Rayner J.R. Williams

Remuneration received or receivable by Directors of each entity in the consolidated entity and aggregate amounts paid in connection with the retirement of Directors and executive officers of entities in the consolidated entity are disclosed in note 29.

Boral Limited in general meeting has resolved that the total amount of Directors' fees payable to the Directors by the Company and its controlled entities should not exceed $650,000 per annum. The non-executive Directors have entered agreements with Boral Limited providing for benefits to be paid on their retirement or death. The agreements are in accordance with an authority for Boral Limited to enter such agreements given in general meeting.

	Consolidated		Boral Limited	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Loans made to Directors:				
Aggregate amount of Employee Share Plan loans made to executive directors of controlled entities during the year	**20**	2	**5**	–
No loans other than Employee Share Plan loans were made to executive Directors of controlled entities and no loans were made to executive or non-executive Directors of Boral Limited during the financial year.				
Aggregate amount of outstanding loans to executive Directors (there are no outstanding loans to non-executive Directors)	**16**	3	**4**	1
Loan repayment from Directors:				
Aggregate amount of Employee Share Plan loan repayments received from executive Directors	**5**	4	**1**	1

Employee Share Plan loans are interest free.

The names of executive Directors of controlled entities who made loan repayments during the financial year were:

R. Angus, M. Barry, R. Batstone, P. Boyd, S. Brady, T. Brennan, G. Burton, T. Charnock, C. Condo, D. Cook, A. Dagger, W. Davison, R. Deavin, J. Dignam, D. Eagleson, G. Faber, N. Hopper, D. Irvine, P. Jobe, A. Laube, J. Lemoine, J. Malempre, S. Moore, R. Parkes, P. Pulis, M. Scobie, E. Severin, P. Sidney, S. Taylor, R. Town, R. Wheatley, D. Young.

33. RELATED PARTY DISCLOSURES (CONTINUED)

OTHER TRANSACTIONS

Transactions entered into during the year with Directors of Boral Limited and controlled entities which are within normal employee, customer or supplier relationships on terms and conditions not more favourable than dealings in the same circumstances on an arm's length basis include:

- the receipt of dividends from Boral Limited
- participation in the Employee Share Plan, the Executive Share Plan and the Senior Executive Option Plan
- terms and conditions of employment
- reimbursement of expenses
- purchases of goods and services.

Certain non-executive Directors of Boral Limited are associated with legal or accounting firms which derive fees for work done for Boral Limited and controlled entities.

Mr R. T. Halstead is a partner of Clayton Utz, Solicitors. During the financial year, Boral Limited and controlled entities paid fees of $0.987 million (2001: $0.334 million) to Clayton Utz for legal work done on terms and conditions no more favourable than those available on similar transactions on an arms length basis.

For part of the year, Ms E. A. Alexander was a partner of PricewaterhouseCoopers, Accountants. During the financial year, Boral Limited and controlled entities paid fees of $2.333 million (2001: $2.306 million) to PricewaterhouseCoopers for consultancy work done (including internal audit services) on terms and conditions no more favourable than those available on similar transactions on an arm's length basis.

Dr K. J. Moss is a director and, for part of the year, Mr M. R. Rayner was a director of National Australia Bank Limited. Dr Moss and Mr Rayner are directors of Boral Limited. During the year, Boral Limited received banking and financial services from National Australia Bank Limited on terms and conditions no more favourable than those available on an arm's length basis.

Dr Moss is also a director of Centennial Coal Company Limited. During the year, controlled entities of Centennial Coal Company Limited, of which Dr K. J. Moss is the Chairman, supplied coal to the Boral Limited Group's Berrima and Maldon cement works to the value of $8.330 million (2001: $6.852 million). The Boral Limited Group supplied electrical power to the value of $0.172 million (2001: $0.152 million) to a controlled entity of Centennial Coal Company Limited which also paid $0.024 million (2001: $0.028 million) to the Boral Limited Group for council rates and land tax. These transactions were conducted in accordance with the terms and conditions of a supply contract for the Berrima Cement Works and a commercial lease agreement that had been negotiated on an arm's length basis in 1994 in conjunction with the sale of the Boral Limited Group's coal operations to controlled entities of Centennial Coal Company Limited. The supply of coal to the Maldon cement works was added to the supply contract in 1999.

Southern Highland Quarries Pty Limited, a company in which Mr W. Malcolm, a Director of Concrite Pty Limited, a controlled entity, is interested, supplied aggregates to the value of $0.499 million to Concrite Pty Limited during the financial year. The product was supplied within a normal customer and supplier relationship on terms and conditions no more favourable than those available on similar transactions on an arm's length basis.

During the year, the aggregate number of shares acquired by Directors and their Director-related entities totalled 184,088 (2001: 72,008), while no shares were disposed of by Directors and their Director-related entities.

Particulars of options granted by Boral Limited to Mr R.T. Pearse, the Managing Director of Boral Limited, to subscribe for fully paid ordinary shares in the capital of Boral Limited are given in clause (13) of the Directors' Report.

34. NOTES TO STATEMENT OF CASH FLOWS

	Consolidated		Boral Limited	
	2002 $ millions	2001 $ millions	**2002 $ millions**	2001 $ millions
1. Reconciliation of cash and cash equivalents. Cash includes cash on hand, at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial period as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:				
Cash	**43.4**	34.7	**19.5**	22.8
Bank overdrafts (note 15)	**(6.4)**	(15.5)	**(80.7)**	(112.7)
	37.0	19.2	**(61.2)**	(89.9)
2. The following non-cash financing and investing activities have not been included in the statement of cash flows:				
Dividends reinvested under the dividend reinvestment plan	**22.3**	–	**–**	–
3. Details of credit standby arrangements and loan facilities are included in note 26.				
4. Reconciliation of operating profit to net cash provided by operating activities:				
Operating profit after income tax attributable to members of Boral Limited	**192.4**	153.4	**100.3**	205.4
Adjustments to reconcile operating profit to net cash provided by operating activities:				
Depreciation and amortisation	**188.3**	189.0	**25.8**	25.2
Deferred expenditure written off	**5.1**	1.6	**–**	–
Transfers to/(from) provisions	**(1.5)**	(13.4)	**6.5**	(1.4)
(Decrease)/increase in deferred taxes	**25.8**	(32.9)	**14.2**	(38.0)
Loss/(gain) on sale of assets	**2.0**	(43.6)	**0.3**	1.8
Loss/(gain) on translation of long term borrowings	**–**	–	**(73.5)**	120.6
Non-cash equity income	**(25.8)**	(7.6)	**–**	–
Net cash provided by operating activities before change in assets and liabilities	**193.9**	93.1	**(26.7)**	108.2
Changes in assets and liabilities net of effects from acquisitions/disposals				
– Receivables	**27.5**	42.7	**(2.4)**	(1.7)
– Inventories	**(12.5)**	(35.1)	**–**	–
– Creditors	**28.5**	41.7	**1.9**	8.8
– Provisions	**(42.5)**	19.6	**(1.2)**	(0.2)
– Other	**4.3**	(76.2)	**0.8**	13.6
Increase in outside equity interests	**0.4**	0.2	**–**	–
Total adjustments	**199.6**	86.0	**(27.6)**	128.7
Net cash provided by operating activities	**392.0**	239.4	**72.7**	334.1

34. NOTES TO STATEMENT OF CASH FLOWS (CONTINUED)

	Consolidated		Consolidated	
	2002 Fair value of net assets acquired $ millions	2001 Fair value of net assets acquired $ millions	**2002 Fair value of net assets disposed $ millions**	2001 Fair value of net assets disposed $ millions
5. The assets and liabilities in respect of controlled entities acquired/disposed during the financial year are:				
CURRENT ASSETS				
Cash	**10.2**	–	–	–
Receivables	**6.9**	–	**3.4**	–
Inventories	**0.6**	–	**0.1**	–
Other	**2.3**	–	**1.7**	–
NON-CURRENT ASSETS				
Receivables	**13.1**	–	–	–
Property, plant and equipment	**20.8**	–	**0.7**	–
Other	**0.1**	–	**(1.7)**	–
CURRENT LIABILITIES				
Accounts payable	**10.8**	–	**0.3**	–
Borrowings	–	–	–	–
Provisions	**1.3**	–	**3.9**	–
NON-CURRENT LIABILITIES				
Borrowings	–	–	–	–
Provisions	–	–	–	–
NET ASSETS	**41.9**	–	–	–
Goodwill on consolidation	**28.9**	–	–	–
CONSIDERATION	**70.8**	–	–	–
Profit/loss on sale	–	–	–	–
Cash acquired	**(10.2)**	–	–	–
Consideration paid in prior periods	**(6.3)**	–	–	–
CASH CONSIDERATION	**54.3**	–	–	–

35. DEED OF CROSS GUARANTEE

The following consolidated statement of financial performance and statement of financial position comprises the Company and its controlled entities which are party to the Deed of Cross Guarantee (refer note 23), after eliminating all transactions between parties to the Deed.

for year ended 30 June	Consolidated 2002 $ millions	2001 $ millions
STATEMENT OF FINANCIAL PERFORMANCE		
Profit from ordinary activities before income tax expense	**110.5**	44.9
Less: Income tax expense/(benefit) relating to ordinary activities	**43.2**	(18.2)
Profit from ordinary activities after income tax	**67.3**	63.1
Retained profits at the beginning of the financial year	**181.7**	189.0
Aggregate of amounts transferred from reserves	**0.2**	0.4
Total available for appropriation	**249.2**	252.5
Less: Dividends provided for or paid	**109.2**	102.2
Retained profits at the end of the financial year	**140.0**	150.3
as at 30 June		
STATEMENT OF FINANCIAL POSITION		
CURRENT ASSETS		
Cash assets	**23.1**	5.6
Receivables	**588.8**	753.6
Inventories	**268.7**	272.3
Other	**22.1**	48.0
TOTAL CURRENT ASSETS	**902.7**	1,079.5
NON-CURRENT ASSETS		
Receivables	**44.1**	22.8
Inventories	**61.1**	39.9
Investments accounted for using the equity method	**56.5**	18.5
Other financial assets	**2,280.0**	2,206.4
Property, plant and equipment	**1,596.3**	1,604.5
Intangible assets	**84.9**	70.6
Deferred tax assets	**82.9**	101.0
Other	**17.1**	6.2
TOTAL NON-CURRENT ASSETS	**4,222.9**	4,069.9
TOTAL ASSETS	**5,125.6**	5,149.4
CURRENT LIABILITIES		
Payables	**1,941.9**	2,096.0
Interest bearing liabilities	**5.6**	17.5
Current tax liabilities	**27.7**	0.1
Provisions	**217.7**	236.6
TOTAL CURRENT LIABILITIES	**2,192.9**	2,350.2
NON-CURRENT LIABILITIES		
Interest bearing liabilities	**916.3**	804.9
Deferred tax liabilities	**144.0**	150.5
Provisions	**37.2**	12.5
TOTAL NON-CURRENT LIABILITIES	**1,097.5**	967.9
TOTAL LIABILITIES	**3,290.4**	3,318.1
NET ASSETS	**1,835.2**	1,831.3
SHAREHOLDERS' EQUITY		
Contributed equity	**1,578.1**	1,556.7
Reserves	**117.1**	124.3
Retained profits	**140.0**	150.3
TOTAL SHAREHOLDERS' EQUITY	**1,835.2**	1,831.3

Statutory Statements

DIRECTORS' DECLARATION

1. In the opinion of the Directors of Boral Limited:
   (a) the financial statements and notes, as set out on pages 4 to 45, are in accordance with the Corporations Act 2001, including:
      (i) giving a true and fair view of the financial position of the Company and its consolidated entities as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      (ii) complying with Accounting Standards and the Corporations Regulations 2001; and
   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the Company and the subsidiaries identified in Note 35 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors:

KENNETH J. MOSS
DIRECTOR

RODNEY T. PEARSE
DIRECTOR

Sydney,
28 August 2002

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF BORAL LIMITED

Scope
We have audited the financial report of Boral Limited ("the Company") for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 35, and the directors' declaration set out on pages 4 to 46. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion
In our opinion, the financial report of Boral Limited is in accordance with:

(a) the Corporations Act 2001, including:
   (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b) other mandatory professional reporting requirements in Australia.

KPMG

TRENT VAN VEEN
PARTNER

Sydney,
28 August 2002

Shareholder Information

AS AT 27 AUGUST 2002

SHAREHOLDER COMMUNICATIONS

Enquiries or notifications by shareholders regarding their shareholdings or dividends should be directed to Boral's share registry:

ASX Perpetual Registrars Limited
Locked Bag A14
South Sydney NSW 1232 Australia

Telephone (02) 8280 7133
International +61 2 8280 7133

Facsimile (02) 9261 8489
International +61 2 261 8489

Shareholders can also send queries to the share registry via email.

Internet www.asxperpetual.com.au
Email registrars@asxperpetual.com.au

You can access information about your Boral Share holding and download forms via the internet by visiting Boral's website www.boral.com.au or ASX Perpetual's website www.asxperpetual.com.au

DIVIDENDS

The final dividend for the 2001/02 year of 10.0 cents per share will be paid by Boral on 19 September 2002. The dividend will be 75% franked.

If you wish your dividends to be paid directly to a bank, building society or credit union account in Australia contact the share registry or visit their website at www.asxperpetual.com.au for an application form. The payments are electronically credited on the dividend payment date and confirmed by payment advices sent through the mail to the shareholder's registered address. All instructions received remain in force until amended or cancelled in writing.

Shareholders who receive dividend cheques are requested to bank them as soon as possible.

TAX FILE NUMBER (TFN), AUSTRALIAN BUSINESS NUMBER (ABN) OR EXEMPTION

You are strongly advised to lodge your TFN, ABN or exemption with the share registry. If you choose not to lodge these details, then Boral is obliged to deduct tax at the highest marginal rate (plus the Medicare levy) from the unfranked portion of any dividend. Certain pensioners are exempt from supplying their TFNs. You can confirm whether you have lodged your TFN, ABN or exemption via the ASX Perpetual website.

UNCERTIFICATED FORMS OF SHAREHOLDING

Two forms of uncertificated holdings are available to Boral shareholders:

Issuer Sponsored Holdings: This type of holding is sponsored by Boral and provides shareholders with the advantages of uncertificated holdings without the need to be sponsored by any particular stockbroker.

Broker Sponsored Holdings ("CHESS"): Shareholders may arrange to be sponsored by a stockbroker (or certain other financial institutions) and are required to sign a sponsorship agreement appointing the sponsor as their "controlling participant" for the purposes of CHESS. This type of holding is likely to attract regular stock market traders or those shareholders who have their share portfolio managed by a stockbroker.

Holding statements are issued to shareholders not later than five business days after the end of any month in which transactions after the balance of a holding. Shareholders requiring replacement holding statements should be directed to their sponsoring participant.

Shareholders communicating with the share registry should have handy their Security Holder Reference Number (SRN) or Holder Identification Number (HIN) as it appears on the Issuer Sponsored/CHESS statements or dividend advices. For security reasons, shareholders should keep their Security Holder Reference Numbers confidential.

ANNUAL REVIEW MAILING LIST

Shareholders (whether Issuer or Broker Sponsored) not wishing to receive the Annual Review should advise the share registry in writing so that their names can be removed from the mailing list. Shareholders are also able to update their preference via the ASX Perpetual website. Unless shareholders have advised the share registry that they require no Annual Review or the full Annual Report, they will be sent the concise (short form) Annual Review.

CHANGE OF ADDRESS

Shareholders who are Issuer Sponsored should notify any change of address to the share registry promptly in writing quoting their Security Holder Reference Number, previous address and new address. Application forms for Change of Address are also available for download via the ASX Perpetual website. Broker Sponsored (CHESS) holders must advise their sponsoring broker of the change.

INFORMATION ON BORAL

Boral has a comprehensive internet site featuring news items, announcements, corporate information and a wide range of product and service information. Boral's internet address is www.boral.com.au

The Annual Review is the main source of information for shareholders. Other sources of information include:

February – the interim results announcement for the December half year. This announcement is sent to shareholders in March at the time of payment of the interim dividend.

August – the annual results announcement.

October – the Annual General Meeting. The Chairman and the Managing Director address the meeting.

Requests for publications and other enquiries about Boral's affairs should be communicated to:

The Manager, Corporate Affairs
Boral Limited
GPO Box 910
Sydney NSW 2001

Enquiries can also be made via email to info@boral.com.au

SHARE TRADING AND PRICE

Boral shares are traded on Australian Stock Exchange Limited ("ASX"). The stock code under which they are traded is "BLD" and the details of trading activity are published in most daily newspapers under that abbreviation.

OFF-MARKET SHARE TRANSFERS

Stamp duty on transfers of listed shares was abolished on 1 July 2001. Share transfers dated after 1 July 2001 should be forwarded directly to ASX Perpetual Registrars Limited for registration.

AMERICAN DEPOSITARY RECEIPTS

In the USA, Boral shares are traded in the over-the-counter market in the form of American Depositary Receipts. Each ADR represents four ordinary Boral shares. Enquiries can be directed to the depositary, The Bank of New York, 620 Avenue of the Americas, New York, NY, 10011, USA. Telephone: +1 646 8853218, Facsimile: +1 646 885 3043

Share Information

AS AT 27 AUGUST 2002

DISTRIBUTION SCHEDULE OF SHAREHOLDERS

Size of Shareholding	Number of Shareholders	% of Ordinary Shares
(a) in the categories –		
1 – 1,000	53,271	4.41
1,001 – 5,000	39,105	15.24
5,001 – 10,000	5,773	7.02
10,001 – 100,000	2,907	10.19
100,001 and over	154	63.14
	101,210	100.00
(b) holding less than a marketable parcel (115 shares)	6,353	0.05

VOTING RIGHTS – ORDINARY SHARES

On a show of hands every person present, who is a member or proxy, attorney or representative of a member, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each share held by him or her.

SUBSTANTIAL SHAREHOLDERS

AMP Limited, by a notice of change of interests of substantial shareholder dated 21 May 2002, advised that it and its associates were entitled to 40,455,948 ordinary shares (7.08% of the ordinary shares then issued).

ING Australia Holdings Limited, by a notice of initial substantial shareholder dated 8 July 2002, advised that it and its associates were entitled to 29,496,999 ordinary shares (5.16% of the ordinary shares then issued).

ON-MARKET BUY BACK

An on-market buy-back of ordinary shares is current. The buy-back is in a number of shares approximately equal to the number to be issued under the Dividend Reinvestment Plan at the time of payment of the 2002 final dividend and 2003 interim dividend and the maximum number of shares which the Company intends to buy back is 10,000,000.

TWENTY LARGEST SHAREHOLDERS

	Ordinary Shares	% of Ordinary Shares
JP Morgan Nominees Australia Limited	71,228,542	12.38
National Nominees Limited	53,133,648	9.24
Westpac Custodian Nominees Limited	46,119,113	8.02
RBC Global Services Australia Nominees Pty Limited	24,136,395	4.20
AMP Life Limited	18,629,288	3.24
Citicorp Nominees Pty Limited	14,568,124	2.53
Cogent Nominees Pty Limited	13,540,646	2.35
ING Life Limited	11,547,486	2.01
Queensland Investment Corporation	9,932,426	1.73
ANZ Nominees Limited	9,597,536	1.67
NRMA Nominees Pty Limited	8,381,228	1.46
Commonwealth Custodial Services Limited	8,114,136	1.41
MLC Limited	8,087,781	1.41
HSBC Custody Nominees (Australia) Limited	4,955,453	0.86
Australian Foundation Investment Company Limited	3,599,712	0.63
CSS Board	3,153,547	0.55
ANZ Managed Investment Limited	3,129,935	0.54
Guardian Trust Australia Limited	2,979,551	0.52
RBC Global Services Australia Nominees Pty Limited	2,396,891	0.42
PSS Board	2,373,767	0.41
	319,605,205	55.56

Financial History

BORAL LIMITED AND CONTROLLED ENTITIES

as at 30 June	2002 $ millions	2001 $ millions	Proforma* 2000 $ millions	Proforma* 1999 $ millions
Sales revenue	**3,489**	3,280	4,012	3,914
Other operating revenue	**37**	205	230	127
Total group revenue	**3,526**	3,485	4,242	4,041
Earnings before interest, tax, depreciation, amortisation and profit/(loss) from disposal of business (EBITDA)	**531**	451	563	569
Depreciation, depletion and amortisation	**188**	189	203	216
Earnings before interest, tax and profit/(loss) from disposal of businesses	**343**	262	361	353
Profit/(loss) from disposal of businesses	**–**	39	(33)	–
Profit before interest and tax	**343**	301	327	353
Net interest expense	**(63)**	(70)	(90)	(120)
Profit before tax	**280**	232	238	233
Income tax expense	**(87)**	(78)	(70)	(87)
Outside equity interests	**–**	–	–	(3)
Operating profit attributable to members of Boral Limited	**192**	153	169	150
Total assets	**3,907**	3,950	3,873	4,172
Total liabilities	**1,957**	2,096	2,096	2,455
Net assets	**1,950**	1,855	1,777	1,717
Shareholders' funds	**1,950**	1,855	1,777	1,717
Dividends paid or declared	**109**	102	102	102
Statistics				
Dividend per ordinary share	**19c**	18c	18c	18c
Dividend payout ratio	**57%**	67%	61%	68%
Dividend cover	**1.8**	1.5	1.7	1.5
Earnings per ordinary share	**33.7c**	27.0c	29.7c	26.3c
Return on equity	**9.9%**	8.3%	9.5%	8.7%
EBIT before profit/(loss) on disposal of businesses to sales	**9.8%**	8.0%	9.0%	9.0%
EBIT before profit/(loss) on disposal of businesses to funds employed	**12.1%**	9.2%	13.2%	11.2%
Net interest cover (times)	**5.4**	4.3	3.7	2.9
Gearing (net debt to equity)	**45%**	53%	54%	83%
Gearing (net debt to net debt plus equity)	**31%**	35%	35%	45%
Net tangible asset backing per share	**$3.02**	$2.89	$2.78	$2.62

Note: The comparative figures for the year ended June 2000 and June 1999 have been prepared on a proforma basis to reflect the results of operations of the Boral building and construction businesses for the full 12-month period. Amounts have been restated where appropriate to reflect the change in Australian Accounting Standards that requires abnormal items no longer to be shown separately.

* Proforma consolidated accounts were not audited but were subject to an independent review by KPMG.

FINANCIAL CALENDAR*

Ex Dividend share trading commences	27 August 2002
Record Date for final dividend	2 September 2002
Final dividend payable	19 September 2002
Annual General Meeting	25 October 2002
Half year end	31 December 2002
Half year profit announcement	12 February 2003
Ex Dividend share trading commences	24 February 2003
Record Date for interim dividend	28 February 2003
Interim dividend payable and Half Year Report mailed to shareholders	19 March 2003
Year end	30 June 2003

* Timing of events is subject to change.

COMPANY INFORMATION

BORAL LIMITED
Australian Company Number 008 421 761
Level 39, AMP Centre
50 Bridge Street Sydney NSW 2000
GPO Box 910 Sydney NSW 2001

Telephone: (02) 9220 6300
International: +61 2 9220 6300
Facsimile: (02) 9233 6605
International: +61 2 9233 6605

Internet: www.boral.com.au
Email: info@boral.com.au

STOCK EXCHANGE LISTING
Australian Stock Exchange Limited

SHARE REGISTRY
C/- ASX Perpetual Registrars Limited
Level 8
580 George Street Sydney NSW 2000
Locked Bag A14 Sydney South NSW 1232

Telephone: (02) 8280 7133
International: +61 2 8280 7133
Facsimile: (02) 9261 8489
International: +61 2 9261 8489

Internet: www.asxperpetual.com.au
Email: registrars@asxperpetual.com.au

MANAGING DIRECTOR AND CEO
Rod Pearse

CHIEF FINANCIAL OFFICER
David Irvine

COMPANY SECRETARY
Michael Scobie

AUDITORS
KPMG
Chartered Accountants

BANKERS

Australia
National Australia Bank Limited
Westpac Banking Corporation

USA
Wachovia Corporate Services Inc


BORAL

Boral

Boral Limited
Notice of Meeting 2002


BORAL

Notice of Meeting

BORAL LIMITED ACN 008 421 761 LEVEL 39, AMP CENTRE, 50 BRIDGE STREET, SYDNEY NSW 2000

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BORAL LIMITED WILL BE HELD IN THE GRAND BALLROOM, 3RD FLOOR, THE WENTWORTH HOTEL, 61 PHILLIP STREET, SYDNEY ON FRIDAY, 25 OCTOBER 2002 AT 10.30 AM

ORDINARY BUSINESS

1. To receive and consider the financial reports, the Directors' Report and the Auditors' Reports for the year ended 30 June 2002.
2. To elect Directors
   (a) Mark R Rayner retires by rotation and, being eligible, offers himself for re-election.
   (b) J Roland Williams retires by rotation and, being eligible, offers himself for re-election.

   Separate resolutions will be considered for each of the above candidates for election.

SPECIAL BUSINESS

3. Grant of Options to Rod Pearse, Managing Director of the Company

   To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   "That the grant by the Company to Rodney T Pearse of options to subscribe for up to 700,000 fully paid ordinary shares in the Company on the terms described in the explanatory note to this resolution and the allotment to him of up to 700,000 ordinary shares in the Company pursuant to the exercise of those options be approved."
4. Renewal of Partial Takeover Approval Article

   To consider and if thought fit, to pass the following resolution as a special resolution:

   "That the takeover approval provisions in Article 64 in the Constitution of the Company be renewed for a further period of three years and the Article be amended to reflect relevant amendments made to the Corporations Act."

By order of the Board.

M B SCOBIE
SECRETARY

Sydney,
16 September 2002

VOTING EXCLUSION

As required by the Listing Rules of the Australian Stock Exchange Limited, the Company will disregard any votes cast on business item 3 by any of the Directors of the Company or an associate of any of the Directors of the Company.

However, the Company need not disregard a vote if:-

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

NOTES

(i) Pursuant to section 1074E of the Corporations Act 2001, the Company has determined that for the purposes of the Meeting, all shares in the Company will be taken to be held by the persons who held them as registered shareholders at 10.30 am on Wednesday, 23 October 2002.

(ii) A member entitled to attend and vote has the right to appoint a proxy.

(iii) The proxy of a member does not need to be a member of the Company.

(iv) A member may appoint not more than two proxies. Where two proxies are appointed, the member may specify the proportion or number of member's votes that each may exercise, failing which each may exercise one half of the votes.

(v) Details for completion and lodgment of proxies are on the Form of Proxy. A proxy must be received by the Company C/- ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, NSW 2000 or Locked Bag A14, Sydney South, NSW 1232 by 10.30 am on Wednesday, 23 October 2002. A proxy may be sent by fax to ASX Perpetual Registrars Limited on (02) 8280 7646.

EXPLANATORY NOTES

BUSINESS ITEM 2 – ELECTION OF DIRECTORS

Two Directors, Mark Rayner and Roland Williams, will retire by rotation at the Annual General Meeting and with the Board's support, offer themselves for re-election. Information about them is:–

MARK RAYNER

Mr Rayner, 64 years of age, joined the Boral Board in 1996. He is a member of the Board's Compensation Committee.

Mr Rayner is the Chairman of Mayne Group Limited and Pasminco Limited (In Voluntary Administration). He was a Director of National Australia Bank Limited from 1985 to 2001 and its Chairman for the last five of those years. He is a Director-elect of Alumina Limited, the listed company to be established upon the demerger of WMC Limited.

Mr Rayner is a chemical engineer. He was the Chief Executive of Comalco from 1979 to 1989 and an Executive Director of CRA Limited until he retired in 1995.

Mr Rayner's background as a senior executive in resource and industrial (including building materials) businesses and as a company director enables him to be a strong contributor to the Board's deliberations particularly in regard to monitoring performance and the strategy of operations which trade in cyclical markets in Australia and overseas.

ROLAND WILLIAMS

Dr Williams, 63 years of age, joined the Boral Board in 1999. He is a member of the Board's Audit Committee.

Dr Williams is the Chairman of Australian Magnesium Corporation Limited and a Director of Origin Energy Limited and United Group Limited.

Dr Williams is a chemical engineer. He had a long career with Shell in Europe and Asia/Pacific before retiring as Chairman and Chief Executive of Shell Australia Limited in 1999.

Dr Williams' focus as a Director is on the Company's financial performance and operational matters including Occupational Health, Safety and Environmental management.

BUSINESS ITEM 3 – GRANT OF OPTIONS TO ROD PEARSE, MANAGING DIRECTOR OF THE COMPANY

A resolution is being put to shareholders to obtain shareholder approval for the grant to Rod Pearse, the Managing Director and chief executive officer of the Company, of options to subscribe for up to 700,000 shares in the Company and the allotment to him of shares in the Company on the exercise of these options.

Shareholder approval of the grant of the options to Mr Pearse is required by the Listing Rules of Australian Stock Exchange Limited ("ASX") because he is a Director of the Company.

Mr Pearse's performance as the chief executive officer during the 2001/02 financial year met the Board's objectives. Under his leadership, the Company's operating performance has strengthened and shareholders are benefiting from improved returns namely the higher share price and the increased rate and franking level of the final dividend.

Options provide a long term incentive for senior management. The Board believes annual issues are more effective as an incentive than larger and less frequent issues and the arrangements between the Company and Mr Pearse regarding his remuneration reflect this. The Company intends to expense the cost of options against profit in accordance with Australian Accounting Standards when agreement has been reached on how this should be done.

The non-executive Directors on the advice of the Board's Compensation Committee are of the view that the overall remuneration for Mr Pearse, including the proposed grant of options, is reasonable having regard to the circumstances of Boral and the duties and responsibilities of the chief executive officer.

As part of the ongoing review of remuneration arrangements for executives, the Board will continue to compare performance shares to options to determine which of these securities is the preferred means of providing long term incentives.

The options will only be exercisable to the extent an exercise hurdle is satisfied. Details of the hurdle are set out below. It is dependent on the return on Boral shares comparing favourably with the overall return on shares in the companies in the ASX Top 100. When compared with performance hurdles for executive incentives utilised by other listed companies, the Boral hurdle is at the harder end of the scale in terms of being demanding to meet.

SUMMARY OF THE TERMS OF THE OPTIONS TO BE GRANTED TO ROD PEARSE

The options will be granted pursuant to the Boral Senior Executive Option Plan, a copy of the rules of which may be obtained from the Company Secretary, Boral Limited, Level 39, AMP Centre, 50 Bridge Street, Sydney, NSW 2000. The options will be issued to Mr Pearse within one month after 25 October 2002, the date of the Annual General Meeting, if the resolution is passed.

Exercise Price

The exercise price of the options will be determined by dividing the total of the sale values of Boral shares on the stockmarket conducted by ASX (excluding sales reported as special crossings and certain other specified transactions) during the five trading days immediately after the date of the Annual General Meeting by the number of Boral shares the subject of sales on those days.

Exercise Hurdle

The exercise hurdle will be measured by comparing the performance of the Company with the performance of other companies in which shareholders may potentially invest. This is in line with the approach of other major Australian companies.

Accordingly the exercise of the options will depend on the maximum Total Shareholder Return ("TSR") of the Company relative to the TSR of the companies from time to time comprising the ASX Top 100.

Determination of the TSR will be made on the basis of movements in the share price and dividends, calculated in a similar manner to the Accumulation Index of ASX.

The period over which the TSR of the Company is compared with the TSR of the ASX Top 100 commences on the date of grant of the options and is measured at any time during the exercise period of the options.

The percentage of options capable of exercise is based on a sliding scale as follows:

If at any time during the exercise period of the options the TSR of the Company:	The percentage of options which become exercisable is:
Does not reach the 50th percentile of the TSR of the ASX Top 100	0%
Reaches the 50th percentile of the TSR of the ASX Top 100	50%*
Reaches or exceeds the 75th percentile of the TSR of the ASX Top 100	100%

* The percentage of options which become exercisable increases from the 50th percentile up to the 75th percentile by 2% for each 1% increase in the percentile of the TSR of the Company, compared to the TSR of the ASX Top 100.

Exercise Period

Subject to the satisfaction of the exercise hurdle and the terms of the Senior Executive Option Plan, the options may be exercised at any time after the third anniversary of the grant of the options and no later than the seventh anniversary.

Rod Pearse now holds a total of 2,371,500 options for Boral shares. Details of these options are set out in paragraph (13) of the Directors' Report on page 43 of the Annual Review.

All Directors other than Rod Pearse recommend that shareholders vote in favour of the resolution.

BUSINESS ITEM 4 – PARTIAL TAKEOVER APPROVAL ARTICLE

Under the Corporations Act 2001, a company is empowered to include in its Constitution a provision whereby a proportional or partial takeover offer for shares in that company may only proceed after the offer has been approved by a meeting of shareholders held in accordance with the legislation.

The Company's Constitution, which was adopted in December 1999 at the time of the Boral demerger, contains a takeover approval provision as Article 64.
As provided for in that Article and the Corporations Act, the provision ceases to have effect on the third anniversary of their adoption.

The proposed resolution is that the takeover approval provisions be renewed so that any proposed partial takeover offer may proceed only with the approval of a meeting of shareholders and otherwise in conformity with the Corporations Act. It also proposes to amend Article 64 to reflect changes to numbering and terminology made to the Corporations Act since the Article was adopted.

Effect of the Takeover Approval Provision to be renewed

The effect of renewal of Article 64 is that if a partial takeover offer is received, the Directors are obliged to convene a meeting of shareholders to be held 15 days or more before the offer closes. The purpose of the meeting is to vote upon a resolution to approve the partial takeover bid.

If the resolution is approved or deemed to be approved, transfers of shares under the partial takeover offer (provided they are in all other respects in order for registration) will be registered.

If the resolution is rejected, registration of transfers under the partial takeover offer is prohibited and the offer is deemed by the Corporations Act to have been withdrawn.

If no such resolution is voted on in this manner, the resolution is deemed to have been approved.

The effect of the three preceding paragraphs is that the shareholders as a body may only prohibit a partial takeover offer by rejecting such a resolution.

Article 64 will expire three years after the proposed renewal unless again renewed by a further special resolution.

Article 64 does not apply to full takeover offers.

Reasons for Proposing the Resolution

A partial takeover offer may result in effective control of the Company changing hands without shareholders having the opportunity of disposing of all their shares. Article 64 can prevent this occurring by giving shareholders the opportunity to decide whether a partial takeover scheme is acceptable and should be permitted to proceed.

Presently Proposed Acquisitions

As at the date of these Explanatory Notes, no Director is aware of any proposal by any person to acquire or to increase the extent of a substantial interest in the Company.

Potential Advantages and Disadvantages for the Directors and Shareholders

The Directors consider that it is a potential advantage to all shareholders that they have the opportunity to consider and vote upon any proposed partial takeover offer. For a partial takeover offer to be approved, it must be approved by more than half of the shares voted at the meeting excluding the shares of the offeror and its associates, and accordingly the existence of the Article is likely to cause an intending offeror to formulate its offer in a way that would be attractive to a majority of shareholders.

The Directors consider that it would be an advantage to them to have the opportunity to ascertain the views of shareholders on any partial takeover offer.

As to the possible disadvantages of such an Article, it may be perceived by some shareholders that its presence may make a partial takeover offer less likely to succeed and that therefore the chances of receiving an opportunity to dispose of part of their shares would be reduced because potential offerors may be discouraged from making a partial takeover offer. This may be thought to potentially remove or reduce any speculative element of the market price of the Company's shares arising from the possibility of a partial takeover. Some shareholders may consider the presence of the proposed Article to be a restriction on their freedom to deal as they see fit with their shares.

During the period in which the partial takeover approval article has been in effect, the advantages and disadvantages set out above have applied.

Copies of the proposed Article 64, marked up to indicate minor alterations made to the current Article 64, are available from the Company Secretary, Boral Limited, Level 39, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

The amendments to Article 64 which reflect changes to the Corporations Act are as follows:

1. The definitions in paragraph 1 of Article 64 will be deleted and replaced with the following:

   In this Article:

   "associate" has the meaning given to that expression by Part 1.2 Division 2 of the Corporations Act.

   "Corporations Act" means the Corporations Act 2001 (Cth) or any statutory modification, amendment or re-enactment thereof for the time being in force and applicable to the Company and any reference to a provision thereof is to that provision so modified, amended or re-enacted;

   "proportional takeover bid" means a proportional takeover bid as defined in section 9 of the Corporations Act;

   "relevant day" in relation to a proportional takeover bid means the day that is 14 days before the end of the period during which the offers under the proportional takeover bid remain open;

   "relevant financial market" has the meaning given to that expression by section 9 of the Corporations Act.

2. Throughout Article 64:

   (a) the words "takeover scheme" are replaced by the words "proportional takeover bid";

   (b) the words "Corporations Law" are replaced by the words "Corporations Act";

   (c) the word "offeror" is replaced by the word "bidder";

   (d) the words "a person associated with the offeror" are replaced by the words "an associate of the bidder";

   (e) the words "notifiable securities exchange" are replaced by the words "relevant financial market"; and

   (f) the words "Section 653" are replaced by the words "Section 652A".

Copies of the proposed Article 64, marked up to indicate the amendments proposed to be made to the current Article 64, are available from the Company Secretary, Boral Limited, Level 39, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000.

The Directors consider that the renewal of the partial takeover approval article for a further three years is in the best interests of shareholders and recommend that shareholders vote in favour of the resolution.



Boral Limited

ABN 13 008 421 761

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1232
Telephone: (02) 8280 7133
Facsimile: (02) 8280 7646
ASX Code: BLD
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Boral Limited and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ **OR** Write here the name of the person (excluding the registered securityholder) you are appointing if this person **is someone other** than the Chairman of the Meeting ☐

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10.30am on Friday, 25 October 2002 and at any adjournment of that meeting. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form, an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received in the Registrar's office no later than 48 hours before the meeting.

IMPORTANT: FOR ITEM 3 BELOW

☐ If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this Item. If you do mark this box, the Chairman of the Meeting intends to vote undirected proxies in favour of Item 3.

Should you desire to direct your proxy how to vote on any resolution please insert [X] in the appropriate box below.

Resolution	For	Against	Abstain*
Resolution 1 To receive the financial reports, Directors' Report and Auditor' Reports	☐	☐	☐
Resolution 2(a) To elect Director, Mark R Rayner	☐	☐	☐
Resolution 2(b) To elect Director, J Roland Williams	☐	☐	☐
Resolution 3 To approve the grant of options to Rodney T Pearse	☐	☐	☐
Resolution 4 To renew the Partial Takeover Approval Article	☐	☐	☐

* *If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.*

B SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001.

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Our privacy policy is available on our website (www.asxperpetual.com.au).

82-5054

BORAL


OVERVIEW
BORAL

ANALYST VISIT AGENDA

8.00	Introduction/Overview	Dennis Brown
8.30	US Financial Overview	Ken Barton
8.45	Brick Business Overview	Paul Samples/Ron Henley
9.15	MonierLifetile Overview	Mike Penny
9.45	BMTI Business Overview	Bob Kepford
10.15	US Tile Overview	Barry Bridges
10.30	Augusta Plant Tour	Terry Schimmel/Charlie McNeil
12.15	Bus to Atlanta (Lunch provided)	
3.30-4.00	Tour Atlanta sub-divisions & distributor location	Brian Render
6.00	Airport Drop off	

BORAL

BORAL U.S. OVERVIEW
Boral US Operations Today

Boral Industries Today:

- Boral Bricks
- Boral Material Technologies
- US Tile Company
- MonierLifetile

Boral US Revenue Split



☐ Bricks ☐ U.S. Tile ☐ BMTI ☐ MonierLifetile (50%)

BORAL


BORAL U.S. OVERVIEW
Boral US Operations Today
BMTI (Fly ash)
Clay Roof Tiles
Monier Lifetile
Boral Bricks
BORAL

BORAL U.S. OVERVIEW

Boral US Operations Today

Boral Bricks

- **Largest** brick company in the US
- **Based in Atlanta**, Georgia with **21 plants / six states/** Southern half of U.S.
- Manufacture/distribute **residential and commercial face brick**
- Emerging **direct business** including **resale items**
- **Commercial plant** completed June 2000
- **Paver plant** completed in October 2001

BORAL

BORAL U.S. OVERVIEW
Boral US Operations Today

Boral Materials Technology Inc. (BMTI)

- One of the largest marketers and distributors of **coal combustion products (primarily fly ash) / concrete admixtures** in the U.S.
- **Based in San Antonio / sites, terminals, admixture plants, sales offices** across the **southern half of the U.S. / Pacific Coast**

BORAL

BORAL U.S. OVERVIEW
Boral US Operations Today

U.S. Tile

- **Largest clay rooftile manufacturer** in the US
- Primary markets - **California, Arizona, Nevada, & Texas**
- Manufacture both **regular and lightweight tile**

BORAL

BORAL U.S. OVERVIEW
Boral US Operations Today

MonierLifetile (Boral/Lafarge JV)

- **Largest concrete rooftile manufacturer** in the US
- **Based in southern California with 13 plants** (Southern U.S., Missouri, Colorado, California, Washington, Mexico)

BORAL

BORAL U.S. OVERVIEW

Recent Strategic Priorities 1995 - 2002

- **Grow Bricks -** 1995 mergers /consolidation, plant expansion, modest downstream acquisitions, cost/profit focus
- **Expand flyash -** 1995 & 1997 acquired Monex, integrate Boral ash, rationalize scope of merged organisation
- **Merge Monier and Lifetile** - Management changes, integration of operations, begin new market expansion, project profitability improvements

BORAL

BORAL U.S. OVERVIEW

Key Business Initiatives - Boral Bricks

- **Combine** 3 major brick businesses, cultures and operating practices to one consistent model.
- **Fix,close or sell**, underperforming plants and direct sales locations
- Focus on **cost control**, **shipping logistics, product and customer profitability, pricing** and **back office**
- **Product Extension** - Pavers, commercial, wood mold.
- Grow **direct/resale** business
- **Industry-leading technology** - customer service, fuel, molded products

BORAL

BORAL U.S. OVERVIEW

Key Business Initiatives - BMTI

- **Merge** Boral's Western Ash business
- **Restructure** combined business - single back office, coordinated sales efforts
- **Exit** unprofitable activities - N California, Utah, Mexico
- **Renew/extend** ash supply contracts, **win** new contracts

BORAL

BORAL U.S. OVERVIEW

Key Business Initiatives - US Tile

- **Modernize** Plant in Southern California/ 3 major projects
- Manage severe **energy** disruptions/high costs

BORAL

BORAL U.S. OVERVIEW

Key Business Initiatives - MonierLifetile

- "**Complete**" the merger from August 1997.
- **Rationalize** manufacturing - sale of 3 plants, closure of Hawaii, San Bernardino
- Major **cost focus** - raw materials, automation, quality, SG&A
- **Expand** into new markets - Colorado, Mexico, Heartland

BORAL

BORAL U.S. OVERVIEW
Future Directions

Future Directions - Boral USA

- **Bricks**
  - Selectively **expand manufacturing**
  - Extend **direct sales**
  - Maintain **focus on costs, pricing** and **margins**
- **BMTI**
  - Opportunistic **contract acquisitions**
  - Focus on **existing business** profitability
  - Platform for **construction materials growth**
- **US Tile**
  - Optimize recent **plant investments**
  - Explore **Eastern** market **opportunities**

BORAL

BORAL U.S. OVERVIEW
Future Directions

Future Directions - Boral USA

- **MonierLifetile**
  - Achieve appropriate margins in traditional markets.
  - Expand tile share in emerging markets
  - Begin seeding tile conversion markets
  - Grow non-tile revenues.

BORAL


Financial Results
BORAL


BORAL US. FINANCIAL RESULTS
Boral US Revenue, EBITDA and EBIT
Brick markets sold out
Energy costs $15M
USD 000
100,000
80,000
60,000
40,000
20,000
0
600,000
500,000
400,000
300,000
200,000
100,000
0
FY 93 FY 94 FY 95 FY 96 FY 97 FY 98 FY 99 FY 00 FY 01 FY 02
Adjusted EBIT
Adjusted EBITDA
Adjusted sales
BORAL


BORAL US. FINANCIAL RESULTS
Funds Employed and ROFE
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
FY 93
FY 94
FY 95
FY 96
FY 97
FY 98
FY 99
FY 00
FY 01
FY 02
Avg adj F/E
Return on avg F/E
BORAL


U.S. Construction Industry Overview/Outlook
Boral US Exposure to Industry Segments
% Sales
Institutional
8%
Infrastructure
7%
Commercial
12%
Residential
73%
BORAL


U.S. Construction Industry Overview/Outlook
U.S. Residential Forecasts
Residential Starts
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
Units
Actual
Forecast
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
Source: McGraw-Hill Construction/Dodge
Residential Units
Single Family
BORAL


U.S. Construction Industry Overview/Outlook
U.S. Residential Forecasts
Total Brick & MonierLifetile States
800
700
600
500
400
300
200
100
0
000 Units
Actual
Forecast
FY89
FY90
FY91
FY92
FY93
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07
Source: McGraw-Hill Construction/Dodge
Brick States Single Family Starts
MonierLifetile States Single Family Starts
BORAL

U.S. Construction Industry Overview/Outlook

Key External Drivers

	FY00	FY01	FY02	FY03	FY04	FY05	FY06	FY07
New Resid. 1 Family (000 units)								
US	1,214	1,201	1,241	1,229	1,227	1,148	1,084	1,098
Brick States	685	682	710	705	687	637	603	614
MonierLifetile States	486	483	473	485	474	446		
US Tile States	98	103	104	107	108	105		
Total construction spend ($ bn)	487	497	501	518	530	531	543	556
Brick Consumption (ml SBE) (CY)	8,571	7,881						
Wall share (CY)	20.4%							

(1) FY 03 = YTD

Source: Census bureau; FW Dodge

BORAL


BORAL BRICKS
BORAL



After considerable M&A activity, the industry is now relatively stable from an ownership perspective.
1995
Acme 10%
Boral 9.5%
Cherokee Sanford 5%
US Brick 12%
Bickerstaff 8%
Glen-Gery 7%
General Shale 10.5%
Others 38%
2002
Others
Acme
Boral
Wienerberger
Hanson
CRH
BORAL

Lowest Landed Cost by Competitor and Major Market

Market	Boral	A	B	C	D	E
Atlanta						
Birmingham						
Mobile						
Jackson						
Tallahassee						
Jacksonville						
Charlotte						
Raleigh						
Columbia						
Greenville						
Dallas						
Houston						
Oklahoma City						
Lexington						
Louisville						
Knoxville						
Memphis						
Nashville						
Chicago						
Cincinnati						
Washington						

BORAL

Boral is the only manufacturer in the Southeast offering all four of the Key Product Segments.


Admix
BORAL BRICKS
BORAL BRICKS
BORAL BRICKS
Clay Street
Residential
BORAL BRICKS
17th Century
Pavers
Moulded
BORAL
BORAL BRICKS
Shapes
Pastel

Technology Focus

- Standardization of Software Applications
- Self-service Web Applications
- E-commerce – Business-to-Business
- Purchasing Module
- Product Costing
- Project Management
- IT Structure Ready to Handle Growth



Customer Service

- Call Center
  - Centralized Order Management
  - Production Scheduling / Inventory Management
  - "One Stop" Shopping
  - Dedicated Account Reps
- The System: OPM
  - Business-to-Business Applications
  - CRM
- Service Skills
  - Boral Bricks University
  - OPM Training

BORAL

Bricks Wall Share


Bricks Wall Share (%)
25%
20%
15%
10%
5%
0%
1985
1987
1989
1991
1993
1995
1997
1999
2001

Source: Brick Industry Association

BORAL



Competitive Cladding vs. Brick
35%
30%
25%
20%
15%
10%
5%
0%
1995
1996
1997
1998
1999
2000
2001
Vinyl
Bricks Wall Share
Wood
Fibre Cement
Synthetic Stucco
Mfg. Stone
Source: Census
BORAL



Brick per Start
6000
5000
4000
3000
2000
1000
0
1970
1975
1980
1985
1990
1995
2000
Brick per Start
The average number of brick per start has been flat, around 5,000, despite that shipments have been at or above record levels.
Source: Census
BORAL


Dollars per 1000 Brick
215
190
165
140
115
90
65
40
1970
1975
1980
1985
1990
1995
2000
Dollars per 1000 Brick
On average, brick prices have increased 3.8% per year.
Source: Brick Industry Association
BORAL


Bricks Wall Share % by Census Region
2.4%
7.7%
21.4%
22.2%
BORAL


Bricks Wall Share and
Boral Manufacturing
2.4%
7.7%
21.4%
22.2%
Gleason
Salisbury
Van Wyck
Lexington
Atlanta
Augusta
Macon
Muskogee
Henderson
Marshall
Macon
Phenix City
Bessemer
21 Manufacturing Plants
Source: Census
BORAL


Bricks Wall Share and
Boral Manufacturing
2.4%
7.7%
21.4%
Gleason
Salisbury
Van Wyck
Lexington
Atlanta
Augusta
Macon
Muskogee
Henderson
Marshall
Macon
Phenix City
Bessemer
21 Manufacturing Plants
28 Brick Studios
Source: Census
BORAL


Key Area – South Atlantic
30%
25%
20%
15%
10%
5%
0%
1995
1996
1997
1998
1999
2000
2001
South Atlantic Bricks Wall Share
Manufacturing Plants
Brick Studios
Salisbury
Van Wyck
Lexington
Atlanta
Augusta
Macon
Source: Census
BORAL


Key Area – East South Central
60%
50%
40%
30%
20%
10%
0%
1995
1996
1997
1998
1999
2000
2001
East South Central Bricks Wall Share
Gleason
Manufacturing Plants
Brick Studios
Source: Census
BORAL


Key Area – West South Central
70%
60%
50%
40%
30%
20%
10%
0%
1995
1996
1997
1998
1999
2000
2001
West South Central Bricks Wall Share
Manufacturing Plants
Brick Studios
Muskogee
Source: Census
BORAL


Bricks End Use
End Use TOTAL
24%
76%
Residential
Commercial
End Use SOLD DIRECT
16%
84%
Residential
Commercial
Source: Brick Industry Association
BORAL


Distribution by Sales Method
70
60
50
40
30
20
10
0
1988 1990 1992 1994 1996 1998 2000
Dealer/Distribuor Sales
Direct Sales
Source: Brick Industry Association
BORAL

Benefits of Direct

- Industry Trend
- Relationship End User (Brand)
- Secures Distribution Key Markets
- Platform for Revenue Growth

BORAL

Brick Studio


BORAL BRICKS

BORAL BRICKS Studio

- 28 Brick Studios
- Brick professionals
- Convenient, retail environment
- One stop masonry products
- Over 150 styles and colors
- BoralVision, computer imaging

BORAL

Census Demand

- The 2000 Census suggests the drivers for housing demand are still in place
  - Accelerated demand may occur over the next decade
- Home ownership levels will rise from 68% to 70% by 2010
- The supply of single family homes (new and existing) remains near historic lows
- The largest public builders have dramatically outperformed the market
- Big builders will continue to play a larger role in home construction

BORAL

Key Market Dynamics

- ATLANTA
  - Competitive materials acceptance in high end
  - 10,000 job loss YTD
  - Outperform the nation
  - 50,000 starts – largest housing
  - Slow down in $1 million over homes
- DALLAS
  - Average 48,000 starts per year
  - Record sales pace – slowed
  - Best housing affordability in nation
  - Highest brick use per capita in nation
- CHARLOTTE
  - Flat economy – steady employment
  - Perform slightly above nation
  - Double national population rate
  - Home sales up 5% over the last year


BORAL


MONIERLIFETILE
BORAL


MonierLifetile
Concrete Tile Manufacturers
MLT
Eagle
Westile
Hanson
Others
Canada
Northwest tile and shake
Bartile
VHR
Lifetime tile
Auburn
Hendricks
Atlantic Ocean
Mighty tile
United States
Pacific
Stacco
Mexico
Superior
Optima
Gulf of Mexico
Mr. Good Roof
Venetian
Curier
Entegra (3 plants)
Cuba
BORAL


MonierLifetile
Total US Residential Roofing
150
100
50
0
Million Squares
41.4
40.4
2001
2005
New Construction
Reroof
Source: Freedonia Group, Inc.
BORAL


MonierLifetile
US Total Housing Starts
2,000,000
1,500,000
1,000,000
500,000
0
96
97
98
99
00
01
02
03
04
05
Single Family
Multi Family
Source: McGraw-Hill Construction/Dodge
BORAL



MonierLifetile
2001 Estimated Market Share for Tile
Total US Residential
100%
80%
60%
40%
20%
0%
81.9%
18.1%
99.6%
0.4%
94.4%
5.6%
New
Reroof
Total
Tile
All Other
Source: Freedonia Group, Inc.
BORAL



MonierLifetile
Roofing Product Mix (In million squares)
Total US 2001
140 total squares
7.9
120.3
Total US 2005
149 total squares
8.5
127.9
Asphalt Shingles
Asphalt Roll
Elastomeric
Metal
Roof Tile
Plastic
Wood
Other
Source: Freedonia Group, Inc.
BORAL

MonierLifetile
What We Have Done: 2000 - 2002

Plant Rationalization

- Closed Hawaii, sales presence maintained
- Closed San Bernardino in Southern California consolidating production into the Rialto facility

BORAL

MonierLifetile
What We Have Done: 2000 – 2002 (Con't)

Plant Re-engineering/Improvements

- Refurbished Pompano (So. FL) yielding significant savings with quick payback
- Lake Wales (FL) investment will reduce cost through lower rejects and complaints -- improve quality and increase efficiencies
- Second line in Henderson (Las Vegas)

BORAL

MonierLifetile
What We Have Done: 2000 - 2002 (Con't)

Sales Force Re-organization

- Rationalized the sales force -- reduced headcount
- Re-roof sales under national sales manager
- Customer service function has been removed from sales, thus allowing sales people to focus on selling
- Simplified complex pricing structures

BORAL

MonierLifetile
What We Have Done: 2000 - 2002 (Con't)

Acquired Capacity with Market Proximity

- New plant in Denver CO supporting demand created by our local selling and "seeding" efforts
- Acquired Vostile in Kansas City MO adding market share by combining their sales with ours

BORAL

MonierLifetile
What We Have Done: 2000 - 2002 (Con't)

Entered New Markets

- Opened plant in Mexico Nov 2001
- Sales were slower than expected but are now ramping sharply from a low base
- We can command higher prices as a quality product with high acceptance
- We have the opportunity to lead and develop the market introducing the roof systems approach

BORAL

MonierLifetile
What We Will Do: 2003 - 2005

Plant Automation/Cost Reduction

- Following re-engineering, plant automation will occur over a three year period
- Cost focus programs such as SPiD, RedX and 5s as well as standardization of molds will generate material cost savings

BORAL

MonierLifetile
What We Will Do: 2003 - 2005 (Con't)

Sales and Market Expansion

- Hold Market Share positions in mature markets – increase prices
- Develop business in new and emerging markets, i.e., Texas
- Eventual entrance into the Southeastern US
- Develop Re-roof sales and move to the Total Roof concept
- Increase sales of accessories

BORAL

MonierLifetile
What We Will Do: 2003 - 2005 (Con't)

Sales and Market Expansion

- To aid in the development of new markets, we will apply the Colorado model of seeding the market, developing roofers/contractors and establising manufacturing presence at appropriate demand levels

BORAL


MonierLifetile
Re-Roof Sales Volume (Sqs.)
1997
1998
1999
2000
2001
2002
BORAL


BORAL MATERIAL TECHNOLOGIES INC
BORAL

Boral Material Technologies

OUR CURRENT POSITION

•2nd Largest USA Fly Ash Marketer

•Among 2nd Tier In Chemical Admixtures

•Only integrated USA Fly Ash, Chemical Admixture and Fiber Distributor

BORAL

Boral Material Technologies

OUR PRODUCTS

Fly Ash

•Mineral Admixture produced as byproduct from the combustion of pulverized coal, mostly at electrical power plants.

Chemical Admixtures

•Manufactured in-house from blends of chemicals

Fibers

•Sourced from others

BORAL



Boral Material Technologies
BORAL
Plant and Terminal Locations
Ash Plant Class F Ash (20)
Ash Plant Class C Ash (10)
Ash Terminal Class F Ash (10)
Ash Terminal Class C Ash (5)
Boral Laboratory (1)
Dispenser Factory (3)
Admix Terminal (1)
Regional Office (7)
Corporate Office
Rail Transfer
Auburn
Boardman
Boise
POSDEF
Laramie River
Pawnee
Denver
Cherokee
Comanche
Mohave
Fontana
Snowflake
Eloy
Apache
El Paso
Northeastern
Oklaunion
Denton
Monticello
Big Brown
Sandow
Gibbons Creek
San Antonio
Longhorn
Deely
Spruce
Braunig Lake
Coleto Creek
McAllen
Erickson
Eckert
Belews Creek
Greensboro
Marshall
Monroe
Bowen
McDonough
Marietta
Atlanta
Wansley
Birmingham
Yates
Scherer
Branch
Montgomery
Morrow
Daniel
Pensacola
Crystal River
Auburndale
Sterling



Boral Material Technologies
Sales Revenue Proportions
Chemical Admixtures
Fly Ash
BORAL

Boral Material Technologies

PRODUCT APPLICATIONS

Fly Ash
- Ready Mixed Concrete
- Paving Concrete
- Concrete Products
- Road Base
- Soil Stabilization
- Filler

Bottom Ash
- Light Weight Aggregate
- Road Base


BORAL

Boral Material Technologies

PRODUCT APPLICATIONS

Scrubber Sludge
- Gypsum Wallboard
- Agricultural Gypsum
- Gypsum Cement

Chemical Admixtures & Fibers
- Ready Mixed Concrete
- Paving Concrete
- Concrete Products


BORAL

Boral Material Technologies

FLY ASH UTILIZATION

BORAL

Boral Material Technologies

U.S. Fly Ash Utilization



Fly Ash in Non-Concrete
Fly Ash in Concrete
Fly Ash Production
Million Short Tons
0
10
20
30
40
50
60
70
80
90
1994
1995
1996
1997
1998
1999
2000
2001

Source: American Coal Ash Association

BORAL


Boral Material Technologies
CEMENT VS. FLY ASH UTILIZATION
TONS (MM)
120
100
80
60
40
20
0
Fly Ash
Cement
1990
YEAR
2001
Source: USGS and American Coal Ash Association
BORAL

Boral Material Technologies

FLY ASH UTILIZATION VS. CEMENT + FLY ASH

1990	2001	OPPORTUNITY
8%	11%	25% +

BORAL


Boral Material Technologies
U.S. Ready Mix Concrete Demand
Million Cubic Yards
400
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Source: McGraw-Hill Construction/Dodge
BORAL


Boral Material Technologies
Ready Mix Demand in U.S. Metros
(2002)
U.S. Ready Mix Demand
Source: McGraw-Hill Construction/Dodge
BORAL

Boral Material Technologies

FLY ASH SUPPLY

BORAL

Boral Material Technologies

BORAL FLY ASH CONTRACTS

- 30 Contracts With 17 Electrical Utilities
- No Significant Renewals Within Next 2 Years
- Contract Terms Range 2 to 15 Years
- Major Portion of Fly Ash is Concrete Grade

BORAL

Boral Material Technologies

ELECTRIC POWER GENERATION (USA)

- Capacity
  - 52% Coal Fired
  - 19% Gas/Oil
  - 20% Nuclear
  - 7% Hydro
  - 2% Renewable
- 1.1 Billion Short Tons of Coal Burnt/Yr.
- 71 Million tons of Fly Ash Production/Yr.


BORAL

Boral Material Technologies

ELECTRICAL GENERATION INDUSTRY ISSUES

- Environmental Regulations
  - NOx
  - SO_2
  - Particulates
  - Mercury
  - Green House Gases
- Deregulation

BORAL

Boral Material Technologies

POTENTIAL IMPACT OF ISSUES

ASH QUALITY & AVAILABILITY

- •Coal Switching
- •Combustion Technology
- •Scrubbing
- •Sorbents
- •Greater Capital
- •New Plants Favoring Natural Gas


BORAL

Boral Material Technologies

COMPETITORS

FLY ASH

- •Boral Material Technologies
- •ISG Resources
- •Mineral Solutions (Lafarge)
- •Holcim
- •Mineral Resources Technologies
- •Other Regionals


BORAL

Boral Material Technologies

CHEMICAL ADMIXTURES

- 2ND Tier, <5% US Market Share
- Generic Growth
- New Product Development
- Wide Availability of Raw Materials
  - By-Products

BORAL

Boral Material Technologies

COMPETITORS

CHEMICAL ADMIXTURES

- Boral Material Technologies
- Master Builders
- Grace Construction Products
- Sika
- Euclid
- Axim
- Other Regionals

BORAL

Boral Material Technologies

BUSINESS FOCUS

- Fly Ash Marketing
- Electrical Utility Services
- Chemical Admixtures
- Non-Concrete Products
- Concrete Technology

BORAL

Boral Material Technologies

CURRENT INITIATIVES

- Exit Loss Markets
- Restructure
- Focus on & Extend Key Contracts
- Improve Operating & Distribution Efficiencies
- Increase Prices
- Balance Sheet Management

BORAL

Boral Material Technologies

WAY FORWARD

- New Fly Ash Supply Contracts
- Extend Existing Contracts
- Increase Market Position of Chemical Admixtures
- Fly Ash Beneficiation
- Non-Concrete Products
- Technology Development


BORAL


U.S. TILE
BORAL

US Tile Story

Original Plant built in 1944 – manufactured floor tile.

Converted to Clay Roof Tile in 1973.

Boral purchased operation in 1988.


BORAL


UStile

US Tile Story (cont.)

Prior to Plant Improvements.

Pros:
- Utilizes fast fire roller hearth kilns.
- Perceived high quality product.
- Products positioned well in our markets.

Cons:
- Labor Intensive
- High loss/reject rates
- Inefficient use of energy.
- High plant maintenance costs.


BORAL


UStile

US TILE STORY (CONT.)

After Plant Improvements.

Pros:
- Reduction in energy usage of 17%
- Improved Reject Rates
- Reduction in labor costs
- Reduction in maintenance costs.

Cons:
- Greater fixed asset base.
- Higher actual energy costs due to CA energy crisis.
- Plant/employee culture change business issues.

BORAL

UStile

U.S. TILE AT A GLANCE





BORAL

UStile

U.S. TILE AT A GLANCE (CONT.)





BORAL



INDUSTRY DYNAMICS

Stable business environment :

- West Coast, no new market entrants or competitors.
- East Coast, clay market dominated by Latin American imports.

Clay Roof Tile Segment represents only 9% of total Roof Tile Market.





MARKET OVERVIEW

- **3 Major Market Segments :**
  - Re-roof
  - Tract Developments
  - Other New Construction
    (custom homes, commercial)


US Tile Market Segment Split
9%
21%
38%
32%
Other NC
Tract
Re-roof
Other

BORAL

UStile

THE NEXT STEP ...

Continue de-bottlenecking plant operations.

Continue market leadership through product development, pricing and customer service.

Reduce actual energy costs.

Growth – product imports (Montoro) and possible acquisitions.

BORAL


UStile